
SHININGBANK
Energy Ltd.


06016285

August 14, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL


PROCESSING
RECEIVED
AUG 2 3 2006
SEC MAIL
WASH. D.C.
151

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Take-over Bid Offer and Circular of Shiningbank Energy Ltd. (a wholly-owned subsidiary of Shiningbank Energy Income Fund) dated July 31, 2006 and related cover letter
2. Press Release dated August 4, 2006
3. Second Quarter Report 2006 dated August 3, 2006
4. Certification of Interim Filings – CFO dated August 3, 2006
5. Certification of Interim Filings – CEO dated August 3, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

H:\SEC\Cover Ltr 2006-08-14.DOC





July 31, 2006

Dear Shareholder of Find Energy Ltd.:

On July 13, 2006, Shiningbank Energy Income Fund and Find Energy Ltd. jointly announced that Shiningbank would make an offer to acquire all of the outstanding common shares of Find on the basis of 0.465 of a Trust Unit of Shiningbank for each common share of Find. Enclosed is the take-over bid offer and circular containing information relating to the offer and Shiningbank and the directors' circular of Find unanimously recommending that shareholders ACCEPT the Offer. In addition, Find's financial advisor has concluded that the offer is fair, from a financial point of view, to Find's shareholders.

We urge you to review the enclosed information and to act on this opportunity to participate as a unitholder of Shiningbank, a natural gas-weighted energy trust that has generated a compound annual rate of return of approximately 29% (assuming reinvestment of distributions) since its inception in July 1996. We believe that the shareholders of Find who accept the offer will derive the following benefits:

A Significant Premium

The offer represents a premium of approximately 18.3% based on the closing prices of the Find shares ($8.65) and the Trust Units ($22.00) on the TSX on July 13, 2006, being the last trading day prior to the public announcement of the offer.

Participation in a Stronger, More Liquid Combined Entity

The operations underlying Shiningbank and Find are complementary and we believe that the rationale for combining them is compelling for both Find shareholders and Shiningbank unitholders.

- Find's principal properties are concentrated in the West Pembina area of west-central Alberta and are directly adjacent to Shiningbank's O'Chiese property, an area where Shiningbank has demonstrated a proven track record of value creation.
- Enhanced development opportunities and operational efficiencies can be expected along with improved liquidity resulting from a significantly larger market capitalization estimated at approximately $1.9 billion.

Monthly Distributions

The offer provides Find shareholders with an opportunity to participate in the growth and cash flow of a natural gas-weighted energy trust. Shiningbank pays distributions on the Trust Units on the 15th day of each month to unitholders of record on the last business day of the preceding month. Find shareholders who receive Trust Units pursuant to the offer on or before September 30, 2006 (and who own such units on September 30, 2006) will be eligible to receive the monthly distribution to be paid on the Trust Units on October 15, 2006.

The offer is open for acceptance until 4:30 p.m. (Calgary time) on Wednesday, September 6, 2006 (the "Expiry Time") and is conditional upon, among other things, there being validly deposited under the offer at least 66⅔% of the Find shares. Shareholders are encouraged to:

a) Timely deliver the Letter of Transmittal and physical share certificate (or, if applicable, the enclosed Notice of Guaranteed Delivery) in the enclosed return envelope to ensure receipt prior to the Expiry Time; or

b) If your shares are held beneficially through a bank, broker or financial institution, please contact your representative directly to provide your tender instructions. Investment advisors generally request that such instructions be provided at least three business days prior to the Expiry Time (that is, by August 29, 2006).

Shiningbank has retained Georgeson Shareholder Communications Canada, Inc. to act as information agent and to assist Find shareholders in tendering their shares to the offer. If you have any questions about the offer or how to tender your Find shares, please contact Georgeson at 1-866-390-5138.

We look forward to your acceptance of the offer and to your participation as a unitholder in Shiningbank's future growth and success.

Yours truly,

SHININGBANK ENERGY LTD.	FIND ENERGY LTD.
David M. Fitzpatrick	William T. Davis
President & Chief Executive Officer	President & Chief Executive Officer

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

July 31, 2006

SHININGBANK ENERGY LTD.

an indirect wholly-owned subsidiary of

SHININGBANK ENERGY INCOME FUND

OFFER TO PURCHASE
all of the outstanding common shares
of
FIND ENERGY LTD.
on the basis of 0.465 of a trust unit of Shiningbank Energy Income Fund for each common share of Find Energy Ltd.

This offer (the "**Offer**") by Shiningbank Energy Ltd. ("**Shiningbank**" or the "**Offeror**"), an indirect wholly-owned subsidiary of Shiningbank Energy Income Fund (the "**Fund**"), to purchase all of the issued and outstanding common shares (the "**Find Shares**") of Find Energy Ltd. ("**Find**") will be open for acceptance until 4:30 p.m. (Calgary time) on September 6, 2006, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time the Offeror first takes up and pays for Find Shares under the Offer) not less than 66 2/3% of the Find Shares (calculated on a diluted basis) (the "**Minimum Condition**"). This condition and the other conditions of the Offer are described in Section 4 of the Offer to Purchase, "Conditions of the Offer".

The board of directors of Find has unanimously determined that the Offer is in the best interests of Find and holders of Find Shares and unanimously recommends that Shareholders of Find accept the Offer. Find's financial advisor, FirstEnergy Capital Corp., has expressed an opinion to the board of directors of Find that the consideration to be received by holders of Find Shares pursuant to the Offer is fair, from a financial point of view, to holders of Find Shares. For further information, refer to the Directors' Circular of the board of directors of Find.

Shiningbank has entered into Pre-Tender Agreements with certain holders of Find Shares who currently hold an aggregate of 10,320,023 Find Shares and options to purchase 2,031,469 Find Shares, representing approximately 31.6% of the outstanding Find Shares on a diluted basis. Under the terms of the Pre-Tender Agreements (other than the Pre-Tender Agreement with one of such holders), such persons have agreed to tender all of the Find Shares currently beneficially owned by them or over which they exercise control or direction (together with any Find Shares they may acquire upon exercise of options to purchase Find Shares) to the Offer, and not to withdraw such shares from the Offer unless the Pre-Acquisition Agreement (as defined herein) is terminated pursuant to the terms thereof or Shiningbank has not taken up and paid for such shares on or before October 20, 2006. Under the terms of the Pre-Tender Agreement with the other holder, such holder (which held 7,005,947 Find Shares and options to purchase 47,666 Find Shares at the time of signing the Pre-Tender Agreement) has agreed to tender all of the Find Shares that it beneficially owns or over which it exercises control and direction at the Expiry Time and agrees that, prior to the Expiry Time, it will not sell more than one-half of the Find Shares that it beneficially owned or had control or direction over at the time of signing the Pre-Tender Agreement. See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

Holders of Find Shares who wish to accept the Offer must properly complete and execute the applicable accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Find Shares, at the Calgary or Toronto offices of Computershare Investor Services Ltd. (the "**Depositary**") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Find Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

The outstanding trust units of the Fund ("**Trust Units**") and the Find Shares are listed on the Toronto Stock Exchange ("**TSX**"). On July 13, 2006, the last trading day prior to the public announcement by the Offeror and Find of the Offer, the closing prices of the Trust Units and the Find Shares on the TSX were $22.00 and $8.65, respectively.

Questions and requests for assistance may be directed to the Depositary or the Information Agent listed below. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request

without charge from those persons at their respective offices shown in the Letter of Transmittal and listed below. Persons whose Find Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Find Shares.

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Ltd.

By Mail

Corporate Actions
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary

Corporate Actions
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toronto

Corporate Actions
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Email: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-390-5138

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

No Trust Units will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Shiningbank is satisfied that the Trust Units may be delivered in such other jurisdictions without further action by Shiningbank or on a basis otherwise determined acceptable to Shiningbank in its sole discretion. See Section 1 of the Offer to Purchase, "The Offer" and Section 7 of the Offer to Purchase, "Shareholders Not Resident in Canada". Any Trust Units issued pursuant to the Offer and delivered to persons in the United States in accordance with the foregoing will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the Trust Units offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Shareholders of Find should be aware that these requirements are different from those of the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders of Find to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as Shiningbank and Find are located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue Shiningbank or Find or their respective officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel Shiningbank or Find and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders of Find should be aware that the acquisition of the Trust Units offered hereby may have tax consequences in the United States, Canada and elsewhere. The consequences for shareholders of Find who are resident in, or citizens of, the United States and other jurisdictions outside Canada are not fully described in the Offer to Purchase and Circular. Shareholders of Find are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Trust Units. See "Canadian Federal Income Tax Considerations" in the Circular.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Shiningbank or the Depositary.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Circular and in the documents incorporated by reference herein constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Shiningbank believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular and in the documents incorporated by reference herein should not be unduly relied upon.

In particular, this Circular and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

- the performance characteristics of Shiningbank's and its affiliates' oil and natural gas properties;

- oil and natural gas production levels;
- the size and value of Shiningbank's and its affiliates' oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Circular and in the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Except as required under applicable securities legislation, Shiningbank does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Circular and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

The Fund uses the terms "funds flow" and "cash available for distribution" to refer to the amount of cash available for distribution to holders of Trust Units and as indicators of financial performance. The Fund also uses the term "netback", which is calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a BOE basis. "Funds flow", "cash available for distribution" and "netback" are not measures recognized by Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, "funds flow", "cash available for distribution" and "netback" of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that "funds flow", "cash available for distribution" and "netback" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Fund considers "funds flow from operations" a key measure of performance as it demonstrates the Fund's ability to generate the funds flow necessary to fund future distributions and capital investments and repay indebtedness. The Fund considers "netback" a key measure as it indicates the relative performance of crude oil and natural gas assets. "Cash available for distribution" cannot be assured and future distributions may vary.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated. On July 21, 2006, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was CDN$1.00=US$0.8793.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Find Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Find Shares in any such jurisdiction.

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**Acquisition Proposal**" means a proposal or offer by a third person (other than by Shiningbank or an affiliate of the Fund), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of Find's assets or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Find Shares whether by way of take-over bid, arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire beneficial ownership of all or a material portion of Find's assets or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Find Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement) and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Find, or its subsidiaries or any proposal, offer or agreement to acquire 20% or more of the assets of Find;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**AMF**" means Autorité des marchés financiers (Québec);

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Business Day**" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part of this document;

"**compulsory acquisition**" has the meaning ascribed thereto under "Acquisition of Find Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**Depositary**" means Computershare Investor Services Ltd. at the offices specified in the Letter of Transmittal and on the last page of this document;

"**Depositing Shareholder**" means a Shareholder tendering Find Shares in acceptance of the Offer;

"**diluted basis**" with respect to the number of outstanding Find Shares at any time, means such number of outstanding Find Shares actually issued and outstanding, together with all Find Shares that may be issued on the exercise of all outstanding Find Options and other rights to purchase or acquire Find Shares;

"**Directors' Circular**" means the circular prepared by the board of directors of Find and to be sent to all Shareholders in connection with the Offer;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Expiry Date**" means September 6, 2006 or such other later date or dates as may be fixed by Shiningbank from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer";

"**Expiry Time**" means 4:30 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by Shiningbank from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer";

"**Find**" means Find Energy Ltd.;

"**Find Options**" means the outstanding options issued by Find to acquire Find Shares;

"**Find Shares**" means the common shares in the share capital of Find and includes any Find Shares issued after the date of the Offer and prior to the Expiry Time on the exercise of outstanding Find Options or any other rights to acquire Find Shares;

"**Find Subsidiary**" means 999546 Alberta Ltd.;

"**Fund**" means Shiningbank Energy Income Fund;

"**GLJ**" means GLJ Petroleum Consultants Ltd.;

"**GLJ Report**" means, collectively, the report of GLJ dated February 22, 2006 that evaluates the crude oil, natural gas liquids and natural gas reserves of Find effective December 31, 2005, the report of GLJ dated May 2, 2006 that updates the report dated February 22, 2006 by deducting production for the three months ended March 31, 2006 and applying GLJ's estimate of future prices dated April 1, 2006 and the report of GLJ dated May 2, 2006 that evaluates the crude oil, natural gas liquids and natural gas reserves of Find discovered during the three months ended March 31, 2006;

"**Information Agent**" means Georgeson Shareholder Communications Canada, Inc.;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and Circular;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of the Fund or Find, as the case may be, or of their respective subsidiaries that is, or could reasonably be expected to be, materially adverse to the business or operations of Shiningbank and the Shiningbank Affiliates (considered as a whole) or Find and the Find Subsidiary (considered as a whole), as the case may be, other than a change that relates to or arises out of: (i) a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other party hereto; (ii) conditions affecting the oil and gas industry as a whole; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Material Adverse Effect**" in relation to any event or change, means any effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, prospects, business or affairs of Shiningbank and the Shiningbank Affiliates (considered as a whole) or Find and the Find Subsidiary (considered as a whole), as applicable, provided that a Material Adverse Effect shall not include an adverse effect that relates to or arises out of: (i) a matter that has been publicly disclosed or otherwise disclosed in writing to Shiningbank or Find, as applicable, prior to the date hereof; (ii) conditions affecting the oil and gas industry as a whole; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer to Purchase, "Conditions of the Offer";

"**Minimum Required Shares**" means at least that number of the outstanding Find Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Shiningbank waives the Minimum Condition, in which case "**Minimum Required Shares**" means that number of the outstanding Find Shares that Shiningbank takes up on the Take-up Date;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"**Offer**" means the offer by Shiningbank to purchase all of the outstanding Find Shares (including any Find Shares that are issued after the date of the Offer and prior to the Expiry Time on the exercise of Find Options or any other rights to acquire Find Shares) on the basis of 0.465 of a Trust Unit for every one Find Share;

"**Offeror**" means Shiningbank;

"**Offer Period**" means the period commencing on the date hereof and ending at the Expiry Time;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions";

"**Outside Date**" means October 20, 2006;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"**Paddock Report**" means the report dated January 28, 2006 (forecast prices and costs) and February 9, 2006 (constant prices and costs) prepared by Paddock that reports on certain reserves attributable to Shiningbank and SLP as at December 31, 2005;

"**Person**" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"**Policy Q-27**" means Policy Statement Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions";

"**Pre-Acquisition Agreement**" means the agreement dated as of July 13, 2006, among Shiningbank, the Fund and Find pursuant to which, among other things, Shiningbank agreed to make the Offer, subject to the provisions thereof, as the same may be amended or supplemented from time to time;

"**Pre-Tender Agreements**" means agreements between the Tendering Shareholders and Shiningbank pursuant to which such Tendering Shareholders agree to tender their Find Shares under the Offer;

"**Second Stage Transaction**" means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions whereby Shiningbank acquires the balance of outstanding Find Shares not tendered and taken up by Shiningbank pursuant to the Offer;

"**Shareholder**" means a holder of Find Shares;

"**Shiningbank**" means Shiningbank Energy Ltd.;

"**Shiningbank Affiliates**" means the Fund, Shiningbank Holdings Corporation, SLP Holdings Inc., SOT and SLP;

"**SLP**" means Shiningbank Limited Partnership;

"**SOT**" means Shiningbank Operating Trust;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Superior Proposal**" means a written bona fide Acquisition Proposal which the board of directors of Find determines in good faith: (i) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (ii) after receiving the advice of its financial advisor as reflected in the minutes of a meeting of the board of directors of Find, would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Find than the Offer; and (iii) after receiving the advice of outside counsel as reflected in minutes of a meeting of the board of directors of Find, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws;

"**Take-up Date**" means the date that Shiningbank first takes up and acquires Find Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"**Tendering Shareholders**" means the Shareholders who have entered into the Pre-Tender Agreements;

"**Trust Indenture**" means the trust indenture of the Fund dated May 16, 1996, as amended and restated on September 6, 2005;

"**TSX**" means the Toronto Stock Exchange;

"**Trust Unit**" means an equal undivided beneficial interest in the Fund;

"**Unitholder**" means a holder of one or more Trust Units;

"**U.S.**" or "**United States**" means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbls	barrels
Mbbls	thousand barrels
BOPD	barrels of oil per day
Bbls/d	barrels of oil per day
MMbbls	million barrels
NGLs	natural gas liquids
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
m3	cubic metres
MMBTU	million British Thermal Units
gigajoule	trillion Joules

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE/d	barrel of oil equivalent per day
MBOE	1,000 barrels of oil equivalent
$000s or $M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The discounted and undiscounted net present value of future net reserves attributable to reserves disclosed herein do not represent fair market value.

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information contained or referred to elsewhere in those documents.

The Offer

The Offer is made by Shiningbank for all of the outstanding Find Shares (including any Find Shares that are issued after the date of the Offer and prior to the Expiry Time on the exercise of Find Options or any other rights to acquire Find Shares). The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Shiningbank.

The Offer is made only for the Find Shares and not for any Find Options or other rights to acquire Find Shares. It is a condition of the Offer that all Find Options and other rights to acquire Find Shares, if any, shall either have been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Shiningbank, prior to the time that Shiningbank takes up any Find Shares pursuant to the Offer. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Find Shares and deposit the Find Shares which such person continues to own at or prior to the Expiry Time in accordance with the Offer.

The obligation of Shiningbank to take up and pay for Find Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

Recommendation of the Board of Directors of Find

The board of directors of Find has unanimously determined that the Offer is in the best interests of Find and holders of Find Shares and unanimously recommends acceptance of the Offer by the Shareholders. Find's financial advisor has concluded that the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders. For further information, refer to the Directors' Circular.

Fractional Trust Units

No fractional Trust Units will be issued. The number of Trust Units deliverable to any holder of Find Shares that would otherwise be entitled to 0.5 or more of a fractional Trust Unit will be rounded up to the next whole number of Trust Units. The number of Trust Units deliverable to any holder of Find Shares that would otherwise be entitled to less than 0.5 of a fractional Trust Unit will be rounded down to the next whole number of Trust Units. In calculating such fractional interest, all Find Shares held by a registered holder shall be aggregated.

Shiningbank Energy Income Fund and Shiningbank Energy Ltd.

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by a trust indenture dated May 16, 1996, as the same has been amended and restated from time to time, including most recently on September 6, 2005. See "Shiningbank Energy Income Fund and Shiningbank Energy Ltd." in the Circular.

Shiningbank is a wholly-owned indirect subsidiary of the Fund. The business of Shiningbank is the acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to the Fund and acting as general partner of SLP.

Find Energy Ltd.

The business of Find is the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada.

Purpose of the Offer and Plans for Find

The purpose of the Offer is to enable Shiningbank to acquire all of the outstanding Find Shares.

If Shiningbank takes up and pays for Find Shares deposited pursuant to the Offer, Shiningbank intends to seek to acquire, directly or indirectly, all of the remaining Find Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. Shiningbank will cause the Find Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Find Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Find to allow nominees of Shiningbank to become members of such Board. If Find becomes a wholly-owned subsidiary of Shiningbank, Shiningbank may continue to operate Find as a wholly-owned subsidiary of Shiningbank or Find may be amalgamated with or wound-up into Shiningbank or an affiliate of Shiningbank or the Fund or Find may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Shiningbank intends to apply to delist the Find Shares from the TSX and to cause Find to cease to be a reporting issuer under the Canadian securities laws. See "Purpose of the Offer and Plans for Find" in the Circular.

Reasons for the Offer

Shiningbank believes that the acquisition of Find will provide a valuable extension of its existing operations in west central Alberta. Find's principal property at West Pembina complements Shiningbank's existing asset base and provides additional development drilling locations. Benefits to Shareholders from a combination of Shiningbank and Find include:

- A premium to the closing price of the Find Shares on the date the Offer was announced;
- An opportunity to participate in a natural gas-weighted energy trust with a diverse portfolio of assets located in western Canada and a management team with a proven track record of value creation;
- The Fund provides a tax efficient vehicle to deliver cash flow to Unitholders through the payment of monthly distributions on the Trust Units;
- Enhanced development opportunities and operational efficiencies from the combination of the operations of Find with those of the Fund; and
- Enhanced liquidity as the Fund will have a significantly larger market capitalization than Find alone.

See "Background to and Reasons for the Offer" in the Circular.

Selected Pro Forma Operational Information

The following table sets out certain operational information for Shiningbank (and its affiliates) and Find and certain pro forma combined operational information for Shiningbank (and its affiliates) and Find after giving effect to the acquisition of all of the issued and outstanding Find Shares pursuant to the Offer, as at the dates indicated.

	Shiningbank (and its affiliates)	**Find**	**Pro Forma Combined**
Production(1)			
Natural Gas Production (Mmcf/d)	101.3	21.8	123.1
Crude Oil & NGLs Production (Bbls/d)	4,938	1,222	6,160
Total Production (BOE/d)	21,828	4,848	26,676
Reserves (MBOE)(2)(3)(4)			
Proved	52,490	11,384	63,874
Probable	29,068	3,629	32,697
Total	81,558	15,013	96,571

	Shiningbank (and its affiliates)	Find	Pro Forma Combined
Undeveloped Land Holdings (as at June 30, 2006)			
Gross Acres	765,923	224,055	989,978
Net Acres	406,222	165,246	571,468

Notes:

(1) For the three months ended March 31, 2006.

(2) Reserves data for Shiningbank and its affiliates are as at December 31, 2005 and are based on the Paddock Report (forecast prices and costs). Reserves data for Find are as at March 31, 2006 and are based on the GLJ Report (forecast prices and costs).

(3) Reserves are reported on a "Company Interest" basis, which is working interest reserves before reduction for royalty obligations plus royalty interests.

(4) Reserves attributable to Find's Hazlet, Eyehill and Little Pine properties in Saskatchewan have been excluded as such properties were sold effective June 1, 2006.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for the Fund and Find as well as certain pro forma consolidated financial information after giving effect to the acquisition of all of the issued and outstanding Find Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the pro forma consolidated financial statements of the Fund, including the notes thereto, set forth in Appendix "A" to the Circular.

	As at and for the year ended December 31, 2005			As at and for the three months ended March 31, 2006		
($000s, except per Trust Unit and per Find Share amounts)	Fund[2]	Find[2]	Pro forma Consolidated[1]	Fund[4]	Find[4]	Pro forma Consolidated[1]
Revenue	419,663	63,463	522,017	106,043	21,239	127,604
Net Earnings (Loss)	114,236	11,963	99,634	24,202	3,455	20,702
Per Trust Unit or Find Share - basic	1.91	0.36	1.29	0.35	0.10	0.24
Per Trust Unit or Find Share – diluted[3]	1.88	0.34	1.28	0.35	0.10	0.24
Funds Flow from Operations	252,764	37,589	-	62,453	12,321	-
Per Trust Unit or Find Share - basic	4.23	1.12	-	0.91	0.36	-
Capital Expenditures, net	81,772	67,764	-	53,674	37,176	-
Debt, net of working capital	234,719	43,556	-	277,660	65,646	341,319
Total Assets	1,169,580	171,865	-	1,170,562	204,319	1,693,526
Shareholders' or Unitholders' Equity	736,992	93,308	-	711,615	98,012	1,059,478
Weighted average number of Find Shares Outstanding						
Basic	-	33,627	-	-	34,201	-
Diluted[3]	-	35,107	-	-	35,825	-
Weighted average number of Trust Units Outstanding						
Basic	59,711	-	77,009	68,597	-	85,895
Diluted[3]	60,677	-	77,975	69,098	-	86,396

Notes:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "A" for assumptions and adjustments.

(2) Information based upon the audited financial statements of each of the Fund and Find as at and for the year ended December 31, 2005.

(3) After giving effect to the exercise of outstanding exchangeable shares, incentive rights and share options.

(4) Information based upon the interim unaudited financial statements of each of the Fund and Find as at and for the three months ended March 31, 2006.

Pre-Acquisition Agreement

Effective July 13, 2006, Shiningbank, the Fund and Find entered into the Pre-Acquisition Agreement pursuant to which Shiningbank agreed, subject to the provisions thereof, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Find Shares validly deposited under the Offer.

Pursuant to the Pre-Acquisition Agreement, Find agreed to immediately cease and cause to be terminated any and all existing discussions or negotiations or other proceedings initiated prior to the date of the Pre-Acquisition Agreement (including, without limitation, through any of its subsidiaries or affiliates or any of its or their respective officers, directors, employees, advisors, representatives and agents (collectively, the "**Representatives**") on its behalf) with respect to any Acquisition Proposal. In connection therewith, Find further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Find relating to an Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honoured.

Find also agreed that it will not, and will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, facilitate, initiate or encourage (including by way of furnishing information) any inquiries or communication or the making of any proposal or offer that constitutes or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions) an Acquisition Proposal from any person, or enter into or participate in any discussion, negotiations or inquiries relating thereto or accept an Acquisition Proposal, (ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or (iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal; provided, however, that Find and its Representatives may enter into or participate in any negotiations or initiate any discussion with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Pre-Acquisition Agreement, by Find or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreements entered into between Shiningbank and Find (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank as set out below), may furnish to such third party information concerning Find and its business, properties and assets if, and only to the extent that:

(a) the third party has made a Superior Proposal; and

(b) prior to furnishing such information to or entering into discussions or negotiations with such third party or entity, Find provides prompt notice to Shiningbank to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality terms substantially similar to those contained in the confidentiality agreement executed by Shiningbank and immediately provides Shiningbank with a copy of such confidentiality agreement, and if not previously provided to Shiningbank, provides to Shiningbank copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Find shall notify Shiningbank orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto)) and the identity of the person making it, if not previously provided to Shiningbank, within 24 hours of the receipt thereof, shall keep Shiningbank informed of the status and details of any such inquiry, offer or proposal and answer Shiningbank's reasonable questions with respect thereto.

Find has agreed to pay to Shiningbank a non-completion fee of $12 million in the event that: (a) the board of directors of Find fails to recommend that Shareholders accept the Offer, adversely withdraws, modifies or changes its approval of the Offer or fails to promptly reaffirm its recommendation and approval of the Offer upon request from time to time by Shiningbank to do so or within three Business Days of an Acquisition Proposal being publicly announced or proposed, offered or made; (b) the board of directors of Find recommends that Shareholders deposit their Find Shares under, or vote in favour of, or otherwise

accept, an Acquisition Proposal prior to the termination of the Pre-Acquisition Agreement; (c) Find accepts, recommends, approves or enters into any agreement with any person to implement an Acquisition Proposal prior to the Expiry Time; or (d) Find is in breach of any of its representations, warranties or covenants under the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Find or materially impedes the completion of the Offer or the other transactions contemplated by the Pre-Acquisition Agreement, and Find fails to cure such breach within three Business Days after receipt of written notice thereof from Shiningbank.

Find has also agreed to pay to Shiningbank a non-completion fee of up to $12 million in the event that, prior to expiry of the Offer, a bona fide Acquisition Proposal is publicly announced or made to all or substantially all holders of Find Shares and, at the Expiry Time, such Acquisition Proposal has not expired or been withdrawn and the Minimum Condition has not been satisfied. Initially, $6 million of this amount shall be paid within two Business Days of the occurrence of such event and $6 million will be payable if the Acquisition Proposal, an amended version of such Acquisition Proposal or another Acquisition Proposal is consummated within six months of the Expiry Time. See "Pre-Acquisition Agreement – Non-Completion Fees" in the Circular.

Pre-Tender Agreements

Shiningbank has entered into Pre-Tender Agreements with certain holders of Find Shares (including ARC Energy Venture Fund 3 ("**ARC**") and all of the directors and officers of Find) who currently hold an aggregate of 10,320,023 Find Shares and 2,031,469 Find Options, representing approximately 31.6% of the outstanding Find Shares on a diluted basis. Under the terms of the Pre-Tender Agreements (other than the Pre-Tender Agreement with ARC), such persons have agreed to tender all of the Find Shares currently beneficially owned by them or over which they exercise control or direction (together with any Find Shares they may acquire upon exercise of Find Options) to the Offer, and not to withdraw such shares from the Offer unless the Pre-Acquisition Agreement is terminated pursuant to the terms thereof or Shiningbank has not taken up and paid for such shares by the Outside Date. Under the terms of the Pre-Tender Agreement with ARC, ARC (which held 7,005,947 Find Shares and 47,666 Find Options at the time of signing the Pre-Tender Agreement) has agreed to tender all of the Find Shares that it beneficially owns or over which it exercises control and direction at the Expiry Time and agrees that, prior to the Expiry Time, it will not sell more than one-half of the Find Shares that it beneficially owned or had control or direction over at the time of signing the Pre-Tender Agreement.

See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

Find Options

The Offer is not made for Find Options. Pursuant to the Pre-Acquisition Agreement, all persons holding Find Options who may do so under applicable securities laws and in accordance with the terms of the Find Options held by them, shall be entitled to either (i) exercise all of their Find Options and tender under the Offer all Find Shares issued in connection therewith and which have not been sold in the market prior to the Expiry Time, or (ii) for Find Options which are exercisable at prices of $10.00 per Find Share or more, to which the directors of Find have attached share appreciation rights (as allowed by the option plan of Find), either exercise such share appreciation rights and receive a cash amount in accordance with the option plan of Find or surrender and terminate their share appreciation rights. The cash amount entitled to be received per Find Option under such share appreciation rights is the weighted average trading price of the Find Shares on the TSX during the five trading days prior to such exercise less the exercise price of that Find Option. It is a condition of the Offer that all outstanding Find Options shall either have been exercised or terminated or surrendered prior to Shiningbank taking up any Find Shares pursuant to the Offer. See "Pre-Acquisition Agreement - Find Options" in the Circular.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by Shiningbank. The Offer may be otherwise extended at Shiningbank's sole discretion. See Section 5 of the Offer to Purchase, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Find Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the Calgary or Toronto offices of the Depositary specified in the Letter of Transmittal

and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. Shareholders whose Find Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Find Shares.

If the certificate or certificates representing Find Shares are not available for deposit prior to the Expiry Time, Find Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

Conditions of the Offer

Shiningbank reserves the right to withdraw the Offer and not take up and pay for any Find Shares deposited under the Offer unless the conditions described in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by Shiningbank prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Find Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of Shiningbank and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that Shiningbank may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer to Purchase, "Conditions of the Offer".

Payment for Deposited Find Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by Shiningbank, Shiningbank will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Find Shares validly deposited and not withdrawn under the Offer promptly and, in any event, not later than 10 days after the Expiry Date. Any Find Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Find Shares deposited under the Offer after the first date on which Find Shares have been taken up by Shiningbank are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer to Purchase, "Payment for Deposited Find Shares".

Shareholders Not Resident in Canada

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Shareholders who are resident in the United States, or who appear to the Offeror or the Depositary to be resident in the United States, may only receive cash for their Find Shares unless they can demonstrate to Shiningbank that the Trust Units may be issued to them in a manner that is exempt from registration under applicable securities laws (federal or state) and in a manner that requires no regulatory filings by Shiningbank or the Fund. All Trust Units that are issuable but that may not be delivered to Shareholders in accordance with the foregoing will be issued and delivered to the Depositary for sale by the Depositary on behalf of such Shareholders. See Section 7 of the Offer to Purchase, "Shareholders Not Resident in Canada".

Acquisition of Find Shares Not Deposited

If Shiningbank takes up and pays for Find Shares deposited pursuant to the Offer, Shiningbank intends to seek to acquire, directly or indirectly, all of the remaining Find Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Shiningbank will cause the Find Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 13 of the Offer to Purchase, "Acquisition of Find Shares Not Deposited".

Stock Exchange Listings

The Trust Units and the Find Shares are listed and posted for trading on the TSX under the symbols "SHN.UN" and "FE", respectively.

Market Price of Trust Units and Find Shares

On July 13, 2006, the last trading day prior to the public announcement by Shiningbank and Find of the Offer, the closing prices of the Trust Units and the Find Shares on the TSX were $22.00 and $8.65, respectively.

Canadian Federal Income Tax Considerations

The disposition of the Find Shares pursuant to the Offer by Shareholders resident in Canada for tax purposes will generally give rise to a capital gain or capital loss to the extent that the value of the Trust Units received for the Find Shares exceeds, or is exceeded by, the aggregate of the adjusted cost base of such shares and any reasonable costs of disposition. The disposition of the Find Shares pursuant to the Offer by Shareholders who are not resident in Canada for tax purposes should not be taxable in Canada unless such Shareholder's Find Shares are "taxable Canadian property" for purposes of the Tax Act. See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary and Information Agent

Computershare Investor Services Ltd. is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Find Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary and Information Agent" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Find Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Find Shares with the Depositary. See "Depositary and Information Agent" in the Circular.

Shiningbank has retained Georgeson Shareholder Communications Canada, Inc. to act as the Information Agent. The Information Agent may contact Shareholders by mail, telephone, facsimile transmission, electronic transmission and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Find Shares. The Information Agent will receive reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection therewith. See "Depositary and Information Agent" in the Circular.

Shareholders should contact the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Find Shares with the Depositary.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF FIND ENERGY LTD.

1. The Offer

Shiningbank hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Find Shares, including Find Shares which may become outstanding on the exercise of Find Options or other rights to purchase Find Shares on the basis of, for each Find Share deposited under the Offer, 0.465 of a Trust Unit.

Fractional Trust Units will not be issued. The number of Trust Units deliverable to any holder of Find Shares that would otherwise be entitled to 0.5 or more of a fractional Trust Unit will be rounded up to the next whole number of Trust Units. The number of Trust Units deliverable to any holder of Find Shares that would otherwise be entitled to less than 0.5 of a fractional Trust Unit will be rounded down to the next whole number of Trust Units. In calculating such fractional interest, all Find Shares held by a registered holder shall be aggregated.

The Offer is made only for the Find Shares and not for any Find Options or other rights to acquire Find Shares. It is a condition of the Offer that all Find Options and other rights to acquire Find Shares, if any, shall either have been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Shiningbank, prior to the time that Shiningbank takes up any Find Shares pursuant to the Offer. Any holder of Find Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Find Shares and deposit the Find Shares which such person continues to own at or prior to the Expiry Time in accordance with the Offer.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Find Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Shareholders who are resident in the United States, or who appear to the Offeror or the Depositary to be resident in the United States, may only receive cash for their Find Shares unless they can demonstrate to Shiningbank that the Trust Units may be issued to them in a manner that is exempt from registration under applicable securities laws (federal or state) and in a manner that requires no regulatory filings by Shiningbank or the Fund. All Trust Units that are issuable but that may not be delivered to Shareholders in accordance with the foregoing will be issued and delivered to the Depositary for sale by the Depositary on behalf of such Shareholders. See Section 7 of the Offer to Purchase, "Shareholders Not Resident in Canada".

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by Shiningbank. Shiningbank may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer to Purchase, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at either the Calgary or Toronto office of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there at or prior to the Expiry Time:

(a) the certificate or certificates representing the Find Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Find Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Find Shares being deposited, if the certificates representing the Trust Units issuable in consideration for Find Shares under the Offer are to be issued to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Find or if Find Shares deposited but not tendered are to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Find Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s) and the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Find Shares pursuant to the Offer and: (i) the certificate or certificates representing such Find Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate or certificates representing such Find Shares and all other required documents to the Depositary prior to the Expiry Time, such Find Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Toronto, as set forth in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Find Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Find Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its offices in Toronto at or before 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or mail or sent by facsimile transmission to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Find Shares deposited and taken up by Shiningbank pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Find Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Find Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Find Shares and all other required documents is at the option and risk of the person depositing the same. Shiningbank recommends that such documents

be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Shiningbank recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Find Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Find Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Find Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints any officer of Shiningbank, and each of them and any other person designated by Shiningbank in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Find Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "**Purchased Shares**") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after July 13, 2006 (collectively, the "**Other Shares**"), effective on and after the date that Shiningbank takes up and pays for the Purchased Shares (the "**Effective Date**"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Find; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Find, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares.

Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Find and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Shiningbank any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Shiningbank as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Shiningbank and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Find Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Shiningbank upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Find Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Find Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Find Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Find Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Find Shares (and any Other Shares) are taken up and paid for by Shiningbank, Shiningbank will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Find Shares deposited pursuant to the Offer will be determined by Shiningbank in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Shiningbank reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction.

Shiningbank reserves the absolute right to waive any defect or irregularity in the deposit of any Find Shares. There shall be no duty or obligation on Shiningbank, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Shiningbank's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Shiningbank reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. **Conditions of the Offer**

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Find Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer, and not withdrawn, at least 66⅔% of the outstanding Find Shares (calculated on a diluted basis) other than Find Shares held by persons whose Find Shares may not be included as part of the minority approval of a Second Stage Transaction (the "**Minimum Condition**");

(b) all government and regulatory approvals, orders, rulings, exemptions, consents and statutory pre-notifications obligations (including, without limitation, those of any stock exchanges or other securities or regulatory authorities, including pursuant to the *Competition Act* (Canada)) which in the sole judgment of the Offeror, acting reasonably, are necessary shall have been obtained, as applicable on terms and conditions satisfactory to the Offeror in its sole judgment, acting reasonably, and such approvals, orders, rulings, exemptions and consents shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Find, the Fund, the Offeror, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transaction and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which any of the Fund, the Offeror or its subsidiaries or Find carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Offeror, acting reasonably:

    (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Find Shares or the right of the Offeror to own or exercise full rights of ownership of the Find Shares or the ability of the Offeror to complete a Second Stage Transaction;

    (ii) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Find or would have a Material Adverse Effect on the Fund or on the Offeror or any of the Offeror's subsidiaries or the Offeror's ability to complete the Offer or to effect a Second Stage Transaction, as determined by the Offeror in its sole judgment, acting reasonably; or

    (iii) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving the Offeror, the Fund and/or an affiliate of the Offeror and Find and/or the holders of Find Shares for the purposes of Find becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting a Second Stage Transaction;

(d) the Offeror shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Find Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Find Shares not acquired under the Offer;

(e) the Offeror shall have determined, in its sole judgment, acting reasonably, that (i) Find shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement, and (ii) all representations and warranties of Find contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect on the Take-up Date, provided that Find has been given notice of and three Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f) the Offeror shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Find shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to the Offeror in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Find shall have occurred;

(g) the Offeror shall have determined in its sole judgment, acting reasonably, that Find has not taken any action, nor proposed to take any action or has not disclosed any previously undisclosed action taken by it, that could reasonably be expected to have a Material Adverse Effect on Find or that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Find Shares deposited under the Offer or completing a Second Stage Transaction;

(h) the Pre-Acquisition Agreement shall not have been terminated or the Offeror shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of the Offeror to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Find or to the value of the Find Shares to the Offeror;

(i) the Offeror shall in its sole judgement, acting reasonably, be satisfied that all outstanding Find Options, and all other rights to acquire any Find Shares, if any, shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to the Offeror, acting reasonably, prior to the Offeror taking-up any Find Shares pursuant to the Offer;

(j) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Find with any securities commission or similar regulatory authority in any of the provinces or territories of Canada or in the United States, including, without limitation, an annual information form, financial statements, material change report or information circular or in any document so filed or released by Find to the public; and

(k) each of the directors and officers of Find (other than those agreed to by the Offeror) shall have provided their resignations from their positions with Find (in the case of directors, in a manner that allows for the orderly replacement of directors) together with mutual releases in favour of Find, the Offeror and the Fund and such directors and officers, effective on the Take-up Date, each in form and substance and on such terms as are satisfactory to the Offeror.

The foregoing conditions are for the exclusive benefit of Shiningbank. Shiningbank may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Shiningbank). Shiningbank may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement which, among other things, provides that Shiningbank shall not, without the prior consent of Find, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Find Shares on a diluted basis) without prejudice to any other rights which Shiningbank may have. The failure by Shiningbank at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Shiningbank concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Shiningbank to that effect to the Depositary at its principal office in Calgary, Alberta. Shiningbank, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the

Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 12 of the Offer to Purchase, "Notice and Delivery". If the Offer is withdrawn, Shiningbank shall not be obligated to take up and pay for any Find Shares deposited under such Offer and all certificates for deposited Find Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at Shiningbank's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Shiningbank's sole discretion, subject to the terms of the Pre-Acquisition Agreement. Specifically, the Offer may be extended one or more times, at the sole discretion of Shiningbank, if the conditions thereto are not satisfied at the date and time at which the Offer would otherwise expire in accordance with its terms or if such conditions are satisfied or waived at or prior to the time set for expiry of the Offer and Shiningbank has concurrently with or before such extension taken up and paid for all Find Shares then validly tendered (and not properly withdrawn) pursuant to the Offer. In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Shiningbank will extend the Offer for a period of not less than ten days past the initial expiry time pending receipt of such approval.

As well, Shiningbank is permitted under the Pre-Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that Shiningbank shall not, without the prior consent of Find, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Find Shares on a diluted basis, impose additional conditions to the Offer except for those set forth in the Pre-Acquisition Agreement (including the schedules thereto), decrease the consideration to be paid for each Find Share (unless the consideration includes consideration in addition to the consideration required to be offered pursuant to the Pre-Acquisition Agreement), or make any other change in the Offer which is materially adverse to holders of Find Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Find Shares) will not be considered adverse).

Subject to the terms of the Pre-Acquisition Agreement, Shiningbank reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Shiningbank, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 12 of the Offer to Purchase, "Notice and Delivery", to all Shareholders whose Find Shares have not been taken up prior to the extension or variation. In the case of an extension of the Offer, the public announcement thereof shall be made no later than 9:00 a.m. (Eastern Time) on the next business day after the Expiry Date in effect immediately prior to such extension and shall include disclosure of the approximate number of Find Shares deposited under the Offer to the date of the public announcement. In the case of a variation of the terms of the Offer in which the percentage of the outstanding Find Shares to be purchased under the Offer or the consideration offered for the Find Shares is increased or decreased, the Expiry Time will be extended, if necessary, so that the Offer will remain in effect for at least ten business days from the date of the public announcement of such variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Shiningbank if all of the terms and conditions of the Offer, excluding those waived by Shiningbank, have been fulfilled or complied with unless Shiningbank first takes up all of the Find Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Find Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Shiningbank in accordance with the terms hereof, subject to Section 8 of the Offer to Purchase, "Withdrawal of Deposited Find Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Shiningbank of its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer". If the consideration being offered for the Find Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Find Shares are taken up under the Offer.

6. Payment for Deposited Find Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by Shiningbank, Shiningbank will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Find Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Find Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Find Shares deposited under the Offer after the first date on which Find Shares have been taken up by Shiningbank must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, Shiningbank expressly reserves the right in its sole discretion to delay taking up or paying for any Find Shares or to terminate the Offer and not take up or pay for any Find Shares if any condition specified in Section 4 of the Offer to Purchase, "Conditions of the Offer", is not satisfied or waived by Shiningbank, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. Shiningbank also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Find Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Shiningbank will not, however, take up and pay for any Find Shares deposited under the Offer unless it simultaneously takes up and pays for all Find Shares then validly deposited under the Offer. Shiningbank will be deemed to have taken up and accepted for payment Find Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when Shiningbank gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Find Shares pursuant to the Offer.

Shiningbank will pay for Find Shares validly deposited under the Offer and not withdrawn by providing the Depositary with a direction of the Fund and Shiningbank to issue or transfer to, or on behalf of, each such Shareholder Trust Units on the basis set forth in Section 1 of the Offer to Purchase, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Find Shares under the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Shareholders who are resident in the United States, or who appear to the Offeror or the Depositary to be resident in the United States, may only receive cash for their Find Shares unless Shiningbank is satisfied that the Trust Units may be delivered in a manner that is exempt from registration under applicable securities laws (federal and state) and in a manner that requires no regulatory filings by Shiningbank or the Fund. All Trust Units that are issuable but that may not be delivered to Shareholders in accordance with the foregoing will be issued and delivered to the Depositary for sale by the Depositary on behalf of such Shareholders. See Section 7 of the Offer to Purchase, "Shareholders Not Resident in Canada".

No fractional Trust Units will be issued. The number of Trust Units deliverable to any holder of Find Shares that would otherwise be entitled to 0.5 or more of a fractional Trust Unit will be rounded up to the next whole number of Trust Units. The number of Trust Units deliverable to any holder of Find Shares that would otherwise be entitled to less than 0.5 of a fractional Trust Unit will be rounded down to the next whole number of Trust Units. In calculating such fractional interest, all Find Shares held by a registered holder shall be aggregated.

Under no circumstances will interest accrue or be paid by Shiningbank or the Depositary to persons depositing Find Shares on the purchase price of Find Shares purchased by Shiningbank, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Find Shares in acceptance of the Offer for the purposes of receiving payment from Shiningbank and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from Shiningbank to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Find Shares pursuant to the Offer.

Subject to Section 7 of the Offer to Purchase, "Shareholders Not Resident in Canada", settlement will be made by the Depositary forwarding the certificate representing the Trust Units to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the Trust Units may be lawfully delivered, without further action by Shiningbank or on a basis acceptable to Shiningbank in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the Trust Units will be issued in the name of the registered holder of the Find Shares deposited. Unless the person depositing the Find Shares instructs the Depositary to hold

the certificates representing the Trust Units for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the Trust Units will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Trust Units will be forwarded to the address of the Shareholder as shown on the registers maintained by Find. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any deposited Find Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Find Shares than the Shareholder desires to deposit, a certificate for Find Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Find Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

7. Shareholders Not Resident in Canada

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Shareholders who are resident in the United States, or who appear to the Offeror or the Depositary to be resident in the United States, may only receive cash for their Find Shares unless Shiningbank is satisfied that the Trust Units may be delivered in a manner that is exempt from registration under applicable securities laws (federal and state) and in a manner that requires no regulatory filings by Shiningbank or the Fund. All Trust Units that are issuable but that may not be delivered to Shareholders by reason of the foregoing will be issued and delivered to the Depositary for sale by the Depositary on behalf of such Shareholders in the manner described below.

All Trust Units which the Depositary is required to sell will be pooled and sold as soon as practicable (and in any event within five trading days after the Find Shares in respect of which they are issued have been taken up under the Offer or during such shorter time period as may be determined by the relevant securities regulatory authorities) in transactions effected on the TSX. Thereafter, the Depositary will forward to each person whose Trust Units have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Trust Units so sold by the Depositary (net of all applicable commissions in respect of such sales and any applicable withholding taxes). In effecting the sale of any Trust Units, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary will be liable for any loss arising out of any sale of such Trust Units relating to the manner or timing of such sales, the prices at which Trust Units are sold or otherwise. The sale price of Trust Units sold on behalf of such persons will fluctuate with the market price of the Trust Units and no assurance can be given that any particular price will be received upon any such sale. Shareholders who are resident in the United States and who desire certainty with respect to the price to be received for their Find Shares, may wish to consult their advisors regarding a sale of their Find Shares in the open market, through the TSX or otherwise, rather than tendering them pursuant to the Offer.

8. Withdrawal of Deposited Find Shares

All deposits of Find Shares pursuant to the Offer are irrevocable, provided that any Find Share deposited in acceptance of the Offer (other than such Find Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Find Shares are taken up by Shiningbank.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Find Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or

reject the Offer, unless such change is not within the control of Shiningbank or of any affiliate of Shiningbank (except to the extent required by applicable law, where the change is a material fact relating to the Find Shares),

any Find Shares deposited under the Offer and not taken up and paid for by Shiningbank at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Find Shares are not paid for within three Business Days of being taken up, any Find Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Find Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Find Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Find Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Find Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Find Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Shiningbank, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on Shiningbank, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Shiningbank extends the Offer, is delayed in taking up or paying for Find Shares or is unable to take up or pay for Find Shares for any reason, then, without prejudice to Shiningbank's other rights, Find Shares deposited under the Offer may be retained by the Depositary, on behalf of Shiningbank subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 8 of the Offer to Purchase, or pursuant to applicable law.

Withdrawals may not be rescinded and any Find Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer to Purchase, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

Notwithstanding the foregoing provisions of this Section 8, the rights of withdrawal of Find Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

9. Return of Deposited Find Shares

If any deposited Find Shares are not taken up and paid for by Shiningbank under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Find Shares than are deposited, certificates for Find Shares not taken up and paid for or not deposited will be returned at the expense of Shiningbank by either sending new certificates representing Find Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Find as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

10. Changes in Capitalization, Distributions and Liens

If, on or after July 13, 2006, Find should subdivide, consolidate or otherwise change any of the Find Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Shiningbank may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Find Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Shiningbank free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Find Shares on or after July 13, 2006. If Find should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Find Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Shiningbank or its nominees or transferees on the registers maintained by Find of such Find Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of Shiningbank and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Shiningbank, accompanied by appropriate documentation of transfer. Pending such remittance, Shiningbank will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by Shiningbank pursuant to the Offer or deduct from the consideration payable by Shiningbank pursuant to the Offer the amount or value thereof, as determined by Shiningbank in its sole discretion.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates representing Trust Units in payment for Find Shares purchased under the Offer and certificates representing Find Shares to be returned will not be mailed if Shiningbank determines that delivery thereof by mail may be delayed. Persons entitled to certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Find Shares in respect of which such certificates representing Trust Units are being issued were deposited upon application to the Depositary, until such time as Shiningbank has determined that delivery by mail will no longer be delayed. Shiningbank shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 12 of the Offer to Purchase, "Notice and Delivery". Notwithstanding Section 6 of the Offer to Purchase, "Payment for Deposited Find Shares", the deposit of certificates representing Trust Units with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Find Shares shall be deemed to have been paid for immediately upon such deposit.

12. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by Shiningbank or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Find and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, Shiningbank intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Shiningbank or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Find Shares if: (i) it is given to the TSX; (ii) it is published once in the National Edition of The Globe and Mail and in daily newspapers of general circulation, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

13. **Acquisition of Find Shares Not Deposited**

If Shiningbank takes up and pays for Find Shares deposited under the Offer, Shiningbank intends to seek to acquire, directly or indirectly, all of the remaining Find Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Shiningbank will cause the Find Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Find Shares Not Deposited" in the Circular.

14. **Sales of Find Shares**

Although Shiningbank has no present intention to sell Find Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Find Shares after the Expiry Time.

15. **Other Terms of the Offer**

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Shiningbank other than as contained in this Offer or in the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Shiningbank, the Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Shiningbank by brokers or dealers licensed under the laws of such jurisdiction.

Shiningbank shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Find Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Find Shares or notice of withdrawal of Find Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Shiningbank reserves the right to waive any defect in acceptance with respect to any particular Find Share or any particular Shareholder. There shall be no obligation on Shiningbank or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of then for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Find Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Shiningbank may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Find Shares in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 31st day of July, 2006.

SHININGBANK ENERGY LTD.

Per: (signed) *"David M. Fitzpatrick"*
David M. Fitzpatrick
President and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by Shiningbank to purchase all of the outstanding Find Shares (including any Find Shares which may be issued on the exercise of Find Options or other rights to acquire Find Shares).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings specified under the heading "Abbreviations".

Although Shiningbank has had discussions with the management of Find and has reviewed certain contracts and records of Find, unless otherwise indicated in this Circular, the information concerning Find contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Find on file with Canadian securities regulatory authorities, the TSX and other public sources and information provided to Shiningbank by Find. Although Shiningbank has no knowledge that would indicate that any statements relating to Find contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Shiningbank nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Find to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Shiningbank.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Find must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Find subsequent to the date of the most recent published financial statements of Find.

PURPOSE OF THE OFFER AND PLANS FOR FIND

Purpose of the Offer

The purpose of the Offer is to enable Shiningbank to acquire all of the outstanding Find Shares (including Find Shares which may become outstanding on the exercise of Find Options and any other rights to acquire Find Shares).

If Shiningbank takes up and pays for Find Shares deposited pursuant to the Offer, Shiningbank intends to seek to acquire, directly or indirectly, all of the remaining Find Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. Shiningbank will cause the Find Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Find Shares Not Deposited".

Plans for Find

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Find to allow nominees of Shiningbank to become members of such Board. If Find becomes a wholly-owned subsidiary of Shiningbank, Shiningbank may continue to operate Find as a wholly-owned subsidiary of Shiningbank or Find may be amalgamated with or wound-up into Shiningbank or an affiliate of Shiningbank or the Fund or Find may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Shiningbank intends to apply to delist the Find Shares from the TSX and to cause Find to cease to be a reporting issuer under Canadian securities laws.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

Initial discussion began between Shiningbank and Find early in 2006. After informal discussions and a review of publicly available data, Shiningbank signed a confidentiality agreement with Find on February 21, 2006. Following the execution of

this agreement, Shiningbank undertook a comprehensive review of Find's reserves, financial records and opportunity base, however, due to market conditions at the time, the parties were unable to agree upon a transaction.

In June 2006, the parties had further discussions and agreed that the market environment had changed such that the likelihood of consummating a transaction had improved. Shiningbank and Find then proceeded to update their respective evaluations in respect of events which had occurred in the intervening period and entered into negotiations regarding a possible non-binding proposal.

On June 30, 2006, Shiningbank provided Find with a non-binding proposal, following which each of Shiningbank and Find conducted due diligence in respect of the other and the terms of the Pre-Acquisition Agreement were negotiated.

On June 30, 2006, Shiningbank entered into an engagement agreement with each of CIBC World Markets Inc. ("**CIBC World Markets**") and National Bank Financial Inc. ("**NBF**") pursuant to which Shiningbank engaged CIBC World Markets and NBF as financial advisors to Shiningbank in connection with the proposed acquisition of Find.

Shiningbank was advised that on July 4, 2006, the Board of Directors of Find met and after consideration of a number of matters relating to Shiningbank's non-binding proposal, including: the prior canvas of the markets during 2005 and 2006; the advice of Find's financial advisor, FirstEnergy Capital Corp. ("**FirstEnergy**"), as to the current economic environment, the trust market, the business and financial condition of the Fund, the acquisition metrics related to the Shiningbank proposal, the liquidity of the market for Trust Units and other factors; the report of the President in relation to various operational matters of Find going forward; a consideration of the alternatives, including an additional canvas of the market and the alternative of a business as usual strategy; consideration of other possible bidders who might pay higher consideration; and a number of other factors related to the process, the Board of Directors of Find approved the non-binding proposal. Shiningbank was advised that, after negotiating the terms of the Pre-Acquisition Agreement with Shiningbank, receipt of verbal advice from FirstEnergy that the consideration to be received by Shareholders pursuant to the Offer was fair, from a financial point of view, to the Shareholders, and reviewing its legal obligations in conjunction with the consideration of the potential transaction, the Board of Directors of Find unanimously concluded, at a meeting held on July 13, 2006, that the acquisition of Find Shares by Shiningbank was in the best interests of Find and the Shareholders and resolved to approve the Pre-Acquisition Agreement.

On July 13, 2006, the Pre-Acquisition Agreement was executed by Shiningbank, the Fund and Find and the Offer was publicly announced.

Reasons for the Offer

Shiningbank believes that the acquisition of Find will provide a valuable extension of its existing operations in west central Alberta. Find's principal property at West Pembina complements Shiningbank's existing asset base and provides additional development drilling locations. Benefits to Shareholders from a combination of Shiningbank and Find include:

- A premium to the closing price of the Find Shares on the date the Offer was announced;
- An opportunity to participate in a natural gas-weighted energy trust with a diverse portfolio of assets located in western Canada and a management team with a proven track record of value creation;
- The Fund provides a tax efficient vehicle to deliver cash flow to Unitholders through the payment of monthly distributions on the Trust Units;
- Enhanced development opportunities and operational efficiencies from the combination of the operations of Find with those of the Fund; and
- Enhanced liquidity as the Fund will have a significantly larger market capitalization than Find alone.

PRO FORMA COMBINED INFORMATION

Selected Pro forma Operational Information

The following table sets out certain operational information for Shiningbank (and its affiliates) and Find and certain pro forma combined operational information for Shiningbank (and its affiliates) and Find after giving effect to the acquisition of all of the issued and outstanding Find Shares pursuant to the Offer, as at the dates indicated.

	Shiningbank (and its affiliates)	Find	Pro Forma Combined
Production[1]			
Natural Gas Production (Mmcf/d)	101.3	21.8	123.1
Crude Oil & NGLs Production (Bbls/d)	4,938	1,222	6,160
Total Production (BOE/d)	21,828	4,848	26,676
Reserves (MBOE)[2][3][4]			
Proved	52,490	11,384	63,874
Probable	29,068	3,629	32,697
Total	81,558	15,013	96,571
Undeveloped Land Holdings (as at June 30, 2006)			
Gross Acres	765,923	224,055	989,978
Net Acres	406,222	165,246	571,468

Notes:

(1) For the three months ended March 31, 2006.

(2) Reserves data for Shiningbank and its affiliates are as at December 31, 2005 and are based on the Paddock Report (forecast prices and costs). Reserves data for Find are as at March 31, 2006 and are based on the GLJ Report (forecast prices and costs).

(3) Reserves are reported on a "Company Interest" basis, which is working interest reserves before reduction for royalty obligations plus royalty interests.

(4) Reserves attributable to Find's Hazlet, Eyehill and Little Pine properties in Saskatchewan have been excluded as such properties were sold effective June 1, 2006.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for the Fund and Find as well as certain pro forma consolidated financial information after giving effect to the acquisition of all of the issued and outstanding Find Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of the Fund, including the notes thereto, set forth in Appendix "A" to the Circular.**

	As at and for the year ended December 31, 2005			As at and for the three months ended March 31, 2006		
($000s, except per Trust Unit and per Find Share amounts)	Fund[2]	Find[2]	Pro forma Consolidated[1]	Fund[4]	Find[4]	Pro forma Consolidated[1]
Revenue	419,663	63,463	522,017	106,043	21,239	127,604
Net Earnings (Loss)	114,236	11,963	99,634	24,202	3,455	20,702
Per Trust Unit or Find Share - basic	1.91	0.36	1.29	0.35	0.10	0.24
Per Trust Unit or Find Share – diluted[3]	1.88	0.34	1.28	0.35	0.10	0.24
Funds Flow from Operations	252,764	37,589	-	62,453	12,321	-
Per Trust Unit or Find Share - basic	4.23	1.12	-	0.91	0.36	-
Capital Expenditures, net	81,772	67,764	-	53,674	37,176	-

($000s, except per Trust Unit and per Find Share amounts)	As at and for the year ended December 31, 2005			As at and for the three months ended March 31, 2006		
	Fund[2]	Find[2]	Pro forma Consolidated[1]	Fund[4]	Find[4]	Pro forma Consolidated[1]
Debt, net of working capital	234,719	43,556	-	277,660	65,646	341,319
Total Assets	1,169,580	171,865	-	1,170,562	204,319	1,693,526
Shareholders' or Unitholders' Equity	736,992	93,308	-	711,615	98,012	1,059,478
Weighted average number of Find Shares Outstanding						
Basic	-	33,627	-	-	34,201	-
Diluted[3]	-	35,107	-	-	35,825	-
Weighted average number of Trust Units Outstanding						
Basic	59,711	-	77,009	68,597	-	85,895
Diluted[3]	60,677	-	77,975	69,098	-	86,396

Notes:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "A" for assumptions and adjustments.

(2) Information based upon the audited financial statements of each of the Fund and Find as at and for the year ended, December 31, 2005.

(3) After giving effect to the exercise of outstanding exchangeable shares, incentive rights and share options.

(4) Information based upon the interim unaudited financial statements of each of the Fund and Find as at and for the three months ended March 31, 2006.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

On July 13, 2006, Shiningbank, the Fund and Find entered into the Pre-Acquisition Agreement pursuant to which Shiningbank agreed to make the Offer. See Section 1 of the Offer to Purchase, "The Offer".

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between Shiningbank, the Fund and Find. Shiningbank is permitted under the Pre-Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that Shiningbank shall not, without the prior consent of Find, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Find Shares on a diluted basis, impose additional conditions to the Offer except for those set forth in the Pre-Acquisition Agreement (including the schedules thereto), decrease the consideration to be paid for each Find Share (unless the consideration includes consideration in addition to the consideration required to be offered pursuant to the Pre-Acquisition Agreement), or make any other change in the Offer which is materially adverse to holders of Find Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Find Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Shiningbank has agreed to extend the Offer for a period of not less than 10 days past the initial expiry time pending receipt of such approval.

Approval by the Board of Directors of Find

Pursuant to the Pre-Acquisition Agreement, Find consented to the Offer and confirmed that the board of directors of Find has received the verbal opinion of its financial advisor that the consideration to be received by Shareholders under the Offer is fair, from a financial point of view, to the Shareholders, and that the board of directors, upon consideration of the fairness opinion

and consultation with its advisor, has determined unanimously that the Offer is in the best interests of Find and holders of Find Shares and has unanimously resolved to recommend acceptance of the Offer by the holders of Find Shares.

Pre-Tender Agreements

Shiningbank has entered into Pre-Tender Agreements with certain holders of Find Shares (including ARC and all of the directors and officers of Find) who currently hold an aggregate of 10,320,023 Find Shares and 2,031,469 Find Options, representing approximately 31.6% of the outstanding Find Shares on a diluted basis. Under the terms of the Pre-Tender Agreements (other than the Pre-Tender Agreement with ARC), such persons have agreed to tender all of the Find Shares currently beneficially owned by them or over which they exercise control or direction (together with any Find Shares they may acquire upon exercise of Find Options) to the Offer, and not to withdraw such shares from the Offer unless the Pre-Acquisition Agreement is terminated pursuant to the terms thereof or Shiningbank has not taken up and paid for such shares by the Outside Date. Under the terms of the Pre-Tender Agreement with ARC, ARC (which held 7,005,947 Find Shares and 47,666 Find Options at the time of signing the Pre-Tender Agreement) has agreed to tender all of the Find Shares that it beneficially owns or over which it exercises control and direction at the Expiry Time and agrees that, prior to the Expiry Time, it will not sell more than one-half of the Find Shares that it beneficially owned or had control or direction over at the time of signing the Pre-Tender Agreement.

The Pre-Tender Agreements may be terminated, at the option of the Tendering Shareholder, upon written notice to Shiningbank, in the event that: (i) the Pre-Acquisition Agreement is terminated in accordance with its terms, other than as a result of a breach of the Pre-Tender Agreement by the Tendering Shareholder; or (ii) the first Take-up Date has not occurred on or before October 20, 2006.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Find agreed to immediately cease and cause to be terminated any and all existing discussions or negotiations or other proceedings initiated prior to the date of the Pre-Acquisition Agreement (including, without limitation, through any of its subsidiaries or affiliates or any of its Representatives on its behalf) with respect to any Acquisition Proposal. In connection therewith, Find further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Find relating to an Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honoured.

Find also agreed that it will not, and will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, facilitate, initiate or encourage (including by way of furnishing information) any inquiries or communication or the making of any proposal or offer that constitutes or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions) an Acquisition Proposal from any person, or enter into or participate in any discussion, negotiations or inquiries relating thereto or accept an Acquisition Proposal, (ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or (iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal; provided, however, that Find and its Representatives may enter into or participate in any negotiations or initiate any discussion with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Pre-Acquisition Agreement, by Find or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreements entered into between Shiningbank and Find (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank as set out below), may furnish to such third party information concerning Find and its business, properties and assets if, and only to the extent that:

(a) the third party has made a Superior Proposal; and

(b) prior to furnishing such information to or entering into discussions or negotiations with such third party or entity, Find provides prompt notice to Shiningbank to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives

from such person or entity an executed confidentiality agreement having confidentiality terms substantially similar to those contained in the confidentiality agreement executed by Shiningbank and immediately provides Shiningbank with a copy of such confidentiality agreement, and if not previously provided to Shiningbank, provides to Shiningbank copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Find shall notify Shiningbank orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto)) and the identity of the person making it, if not previously provided to Shiningbank, within 24 hours of the receipt thereof, shall keep Shiningbank informed of the status and details of any such inquiry, offer or proposal and answer Shiningbank's reasonable questions with respect thereto.

In addition Find may, in the above circumstances, (i) comply with applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders and (ii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Find shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement as referred to in "Right to Match" below and after receiving the advice of outside counsel as reflected in the minutes of the board of directors of Find, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and Find complies with its obligations referred to in "Rights to Match" below set forth in the Pre-Acquisition Agreement and terminates the Pre-Acquisition Agreement in accordance with the termination right described in paragraph (h) in "Termination" below and concurrently therewith pays the non-completion fee referred to below to Shiningbank..

Right to Match

If Find receives a Superior Proposal, Find shall give Shiningbank, orally and in writing, at least 48 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 48 hour period, Find agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 48 hour period Find shall and shall cause its financial and legal advisors to, negotiate in good faith with Shiningbank and its financial and legal advisors to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable Find to proceed with the Offer as amended rather than the Superior Proposal. In the event Shiningbank proposes to amend the Pre-Acquisition Agreement and the Offer to provide that the Find Shareholders shall receive a value per Find Share greater than the value per Find Share provided in the Superior Proposal and so advises the board of directors of Find prior to the expiry of such 48 hour period, the board of directors of Find shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Non-Completion Fee

Find has agreed to pay to Shiningbank a non-completion fee of $12 million in the event that prior to the termination of the Pre-Acquisition Agreement:

(a) the board of directors of Find: (i) fails to recommend that Shareholders accept the Offer, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations in respect of the Offer in a manner adverse to the Offer or to Shiningbank or the Fund, or shall have resolved to do so prior to the Effective Time, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by Shiningbank to do so, or upon an Acquisition Proposal being publicly announced or proposed, offered or made to Find or Shareholders (such affirmation to be made within three Business Days of such request being made or such Acquisition Proposal being publicly announced, proposed, offered or made, which ever occurs first; excluding in each case above changes or failure relating to a Material Adverse Change to the Fund or a material breach or non-performance by Shiningbank or the Fund of its covenants, agreements, obligations, representations and warranties in the Pre-Acquisition Agreement;

(b) the board of directors of Find shall have recommended that holders of Find Shares deposit their Find Shares under, or vote in favour of, or otherwise accept, an Acquisition Proposal prior to the termination of the Pre-Acquisition Agreement;

(c) Find accepts, recommends, approves or enters into any agreement with any person to implement an Acquisition Proposal prior to the Expiry Time;

(d) Find is in breach of any of its covenants made in the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Find or materially impedes the completion of the Offer or the other transactions contemplated hereby in connection herewith, and Find fails to cure such breach within three Business Days after receipt of written notice thereof from Shiningbank (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e) Find is in breach of any of its representations or warranties made in the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Find or materially impede the completion of the Offer or the other transactions contemplated hereby in connection herewith, and Find fails to cure such breach within three Business Days after receipt of written notice thereof from Shiningbank (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

In addition, if prior to expiry of the Offer, a bona fide Acquisition Proposal is publicly announced or made to all or substantially all holders of Find Shares and, at the Expiry Time, such Acquisition Proposal has not expired or been withdrawn and the Minimum Condition has not been satisfied, Find has agreed to pay to Shiningbank a non-completion fee of up to an aggregate of $12 million, of which $6 million shall be paid within two Business Days of the occurrence of such event and $6 million will be payable if such Acquisition Proposal, an amended version of such Acquisition Proposal, or another Acquisition Proposal is consummated within six months of the Expiry Time, such amount to be paid concurrently with such consummation.

Find Options

Pursuant to the Pre-Acquisition Agreement, all persons holding Find Options who may do so under applicable securities laws and in accordance with the terms of the Find Options held by them, shall be entitled to either (i) exercise all of their Find Options and tender under the Offer all Find Shares issued in connection therewith and which have not been sold in the market prior to the Expiry Time, or (ii) for Find Options which are exercisable at prices of $10.00 per Find Share or more, to which the directors of Find have attached share appreciation rights (as allowed by the option plan of Find), either exercise such share appreciation rights and receive a cash amount in accordance with the option plan of Find or surrender and terminate their share appreciation rights. The cash amount entitled to be received per Find Option under such share appreciation rights is the weighted average trading price of the Find Shares on the TSX during the five trading days prior to such exercise less the exercise price of that Find Option. It is a condition of the Offer that all outstanding Find Options shall either have been exercised or terminated or surrendered prior to Shiningbank taking up any Find Shares pursuant to the Offer.

Other Matters

The Pre-Acquisition Agreement further provides, among other things:

(a) restrictions and limitations on interim operations that may be conducted by Find until the Expiry Date, unless otherwise consented to by Shiningbank;

(b) that if Shiningbank takes up and pays for Find Shares pursuant to the terms of the Offer and thereby acquires at least the Minimum Required Shares, Find agrees to use all commercially reasonable efforts to assist Shiningbank in acquiring the balance of the Find Shares by way of a Second Stage Transaction carried out for consideration that is not less than the consideration paid pursuant to the Offer;

(c) that if Shiningbank takes up and pays for Find Shares pursuant to the terms of the Offer, Find agrees to assist Shiningbank to secure the resignations of all directors of Find as may be required by Shiningbank and to use

its best commercial efforts to cause the appointment of the Shiningbank nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting; and

(d) Subject to the terms and conditions of the Pre-Acquisition Agreement and to fiduciary obligations under applicable laws, each of Shiningbank and Find agree to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a) by mutual written agreement of Shiningbank, Find and the Fund; or

(b) by either Shiningbank or Find, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final; or

(c) by Shiningbank, if the conditions to making the Offer are not satisfied or waived prior to the time specified therein, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d) by Find, if Shiningbank has not mailed the Offer to Purchase and Take-over Bid Circular, and the related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made to holders of Find Shares prior to the time and date provided in the Pre-Acquisition Agreement, or such later date as Find may agree to; or

(e) by Find, if Shiningbank has not taken up and paid for the Find Shares deposited under the Offer on or before the Outside Date; or

(f) by either Shiningbank or Find, if the Offer terminates or expires at the Expiry Time without Shiningbank taking up and paying for any of the Find Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(g) by Shiningbank, if the non-completion fee becomes payable to Shiningbank under the terms of the Pre-Acquisition Agreement; or

(h) by Find, if the non-completion fee becomes payable to Shiningbank under the terms of the Pre-Acquisition Agreement and payment thereof is made to Shiningbank, provided however, that in the event that, prior to expiry of the Offer, a bona fide Acquisition Proposal is publicly announced or made to all or substantially all holders of Find Shares and, at the Expiry Time, such Acquisition Proposal has not expired or been withdrawn and the Minimum Condition has not been satisfied, Find shall be entitled to terminate the Pre-Acquisition Agreement if at the Expiry Time the subject Acquisition Proposal has not expired or been withdrawn and Find shall have paid $6 million of the non-completion fee to Shiningbank; or

(i) by Shiningbank if a Material Adverse Change in respect of Find shall have occurred; or

(j) by Find if a Material Adverse Change in respect of the Fund shall have occurred; or

(k) by Find if Shiningbank or the Fund is in breach of any of their respective representations or warranties contained in the Pre-Acquisition Agreement (without reference to any qualification as to materiality in such representation and warranty) or any covenant contained in the Pre-Acquisition Agreement which breach

individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of the Fund or materially impede the completion of the Offer or the other transactions contemplated hereby in connection therewith, and Shiningbank fails to cure such breach within three Business Days after receipt of written notice thereof from Find (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

SHININGBANK ENERGY INCOME FUND AND SHININGBANK ENERGY LTD.

The Fund

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by a trust indenture dated May 16, 1996, as the same has been amended and restated from time to time, including most recently on September 6, 2005. The Fund's assets consist primarily of royalties granted by Shiningbank and SLP and demand promissory notes ("**Managed Entities Notes**") issued from time to time by any of Shiningbank, Shiningbank Holdings Corporation, SLP Holdings Inc., SOT and SLP (collectively, the "**Managed Entities**") and all other subsidiary entities of the Fund and the Managed Entities. The royalties entitle the Fund to receive royalty income earned by Shiningbank and by SLP, being 99% of the amount by which net production revenue exceeds the aggregate of debt service charges, costs, expenses, taxes and other applicable charges payable by Shiningbank and SLP in respect of their properties ("**Royalty Income**"). The Managed Entities Notes entitle the Fund to receive payments of principal and interest from the Managed Entities in accordance with the terms of promissory notes.

The head and principal office of the Fund is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta T2P 3Y6. The registered office of the Fund is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

Holders of Trust Units are the beneficiaries of the Fund. Unitholders indirectly receive the benefit of the royalties consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Managed Entities Notes.

The Fund, through the Managed Entities, is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties.

The Fund is a reporting issuer, or the equivalent thereof, in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

Shiningbank

Shiningbank was incorporated under the ABCA on March 7, 1996 as Proximity Energy Ltd. Its articles were amended by a Certificate of Amendment dated April 9, 1996 to change its name to Shiningbank Energy Ltd. Effective July 1, 2000, Shiningbank amalgamated with Shiningbank Energy Acquisitions Ltd., Raider Resources Ltd. and Cambright Gas Corporation and continued under the name Shiningbank Energy Ltd. Effective May 4, 2001, Shiningbank amalgamated with 923720 Alberta Inc. and Ionic Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective October 9, 2002, Shiningbank amalgamated with Shiningbank Energy Management Inc. and continued under the name Shiningbank Energy Ltd. Effective January 1, 2004, Shiningbank amalgamated with Jocsak Energy Ltd. and continued under the name Shiningbank Energy Ltd. Effective March 8, 2004, Shiningbank amalgamated with Birchill Resources Limited and Good Ridge Explorations Ltd. and continued under the name Shiningbank Energy Ltd. Effective August 2, 2005, Shiningbank amalgamated with Outlook Energy Corp. and Blizzard Energy Inc. to form Shiningbank. Shiningbank is a wholly-owned subsidiary of Shiningbank Holdings Corporation and an indirect wholly-owned subsidiary of the Fund. The head and principal office of Shiningbank is located at 1400, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of Shiningbank is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

Shiningbank is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to the Fund and acting as general partner of SLP. Shiningbank has approximately 80 employees. Shiningbank has agreed, pursuant to an administrative services agreement, to provide certain management, advisory and administrative services in connection with the royalties provided by the Managed Entities to the Fund, the Fund, the Trust Units and any entity of the Fund administered by Shiningbank. Shiningbank receives no management fees for acting

as administrator of the Fund or as general partner of SLP and is reimbursed only for administrative expenses incurred in connection therewith.

Documents Incorporated by Reference

The following documents of the Fund, which have been filed with securities commissions or other similar authorities in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Circular, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Circular or in any other subsequently filed document that is also incorporated by reference to this Circular:

(a) the Annual Information Form of the Fund dated March 16, 2006 for the year ended December 31, 2005;

(b) the audited comparative consolidated financial statements of the Fund and notes thereto as at and for the years ended December 31, 2005 and 2004, including the auditors' report thereon, together with management's discussion and analysis of financial condition and results of operations for the periods then ended (as amended);

(c) the interim unaudited comparative consolidated financial statements of the Fund and notes thereto as at and for the three month periods ended March 31, 2006 and 2005 together with management's discussion and analysis of financial condition and results of operations for the periods then ended;

(d) the information circular of the Fund dated March 16, 2006 prepared in connection with the annual and special meeting of holders of Trust Units held on May 16, 2006;

(e) the interim unaudited comparative financial statements of Blizzard Energy Inc. and notes thereto as at and for the six month periods ended June 30, 2005 and 2004, which were filed on the Fund's page on the SEDAR website on September 12, 2005 (English version) and on September 15, 2005 (French version); and

(f) the Material Change Report of the Fund dated July 18, 2006 in respect of the proposed offer by Shiningbank to acquire the Find Shares.

Any documents of the type referred to above (including interim unaudited comparative consolidated financial statements and related management's discussion and analysis but excluding confidential material reports) as well as business acquisition reports filed by the Fund with the provincial securities commissions or similar authorities in Canada after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into and form an integral part of this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Circular.

Copies of the documents incorporated by reference may be obtained on request without charge from the Chief Financial Officer of Shiningbank at Suite 1400, 111 - 5th Avenue S.W., Calgary, Alberta T2P 3Y6 (Telephone: (403) 268-7477) or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.

For pro-forma information with respect to the Fund following completion of the Offer, see Appendix "A" - Pro Forma Financial Statements of the Fund, which is appended hereto and is incorporated herein.

Description of Share Capital

A maximum of 300,000,000 Trust Units are authorized for issuance pursuant to the Trust Indenture, of which 68,442,682 were issued and outstanding as at July 25, 2006. The Trust Units represent equal and undivided beneficial interests in Shiningbank. All Trust Units share equally in all distributions from Shiningbank and all Trust Units carry equal voting rights at meetings of unitholders. No conversion or pre-emptive rights are attached to the Trust Units.

Capitalization of the Fund

The following table sets forth the capitalization of the Fund as at December 31, 2005 and as at June 30, 2006 before and after giving effect to the completion of the Offer:

	Authorized	**As at December 31, 2005**	**As at June 30, 2006**	**As at June 30, 2006 After Giving Effect to the Offer[4]**
		(audited)	*(unaudited)*	*(unaudited)*
Bank Loan[1]	$365,000,000	$199,129,000	$279,343,000	$350,053,000
Trust Units[2]	300,000,000	$996,855,000 (68,186,198 units)	$1,002,301,000 (68,426,910 units)	$1,350,163,939 (85,724,918 units)
Exchangeable Shares[3]	Unlimited	$4,248,000 (184,326 shares)	$4,496,000 (184,326 shares)	$4,496,000 (184,326 shares)

Notes:

(1) The Corporation maintains a $365 million revolving credit facility with a syndicate of Canadian chartered banks. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary commencing on July 26, 2007.

(2) As at June 30, 2006, an aggregate of 2,741,997 Trust Units were reserved for issuance under Shiningbank's Trust Unit Rights Incentive Plan (the "**Incentive Plan**"). As at June 30, 2006, there were outstanding rights granted pursuant to the Incentive Plan to acquire an aggregate of 2,616,269 Trust Units at an average grant price of $22.34 per Trust Unit. As at June 30, 2006, the average adjusted exercise price of these rights was $19.94 per Trust Unit.

(3) As at June 30, 2006, an aggregate of 508,579 Trust Units were reserved for issuance upon the exchange of the exchangeable shares of Shiningbank Holdings Corporation, at the holders' option, at the exchange ratio in effect at June 30, 2006 of 1.51419 Trust Units for each outstanding exchangeable share.

(4) Assuming all of the Find Shares (including all Find Shares issuable upon exercise of outstanding Find Options with exercise prices of $10.00 or less) are acquired pursuant to the Offer and that 17,298,008 Trust Units are issued pursuant to the Offer in exchange for Find Shares.

Distributions to Unitholders

The Fund pays distributions on the Trust Units on or about the 15th day of the month to Unitholders of record on the last business day of the month preceding payment. Shareholders who receive Trust Units pursuant to the Offer on or before September 30, 2006 (and who own such units on September 30, 2006) will be eligible to receive the monthly distribution to be paid on the Trust Units on or about October 15, 2006.

The accompanying table summarizes cash distributions made by the Fund since January, 2004.

Record Date	Payment Date	Distribution per Trust Unit
December 31, 2003	January 15, 2004	$0.23
January 31, 2004	February 15, 2004	$0.23

Record Date	Payment Date	Distribution per Trust Unit
February 29, 2004	March 15, 2004	$0.23
March 31, 2004	April 15, 2004	$0.23
April 30, 2004	May 15, 2004	$0.23
May 31, 2004	June 15, 2004	$0.23
June 30, 2004	July 15, 2004	$0.23
July 31, 2004	August 15, 2004	$0.23
August 31, 2004	September 15, 2004	$0.23
September 30, 2004	October 15, 2004	$0.23
October 31, 2004	November 15, 2004	$0.23
November 30, 2004	December 15, 2004	$0.23
December 31, 2004	January 15, 2005	$0.23
January 31, 2005	February 15, 2005	$0.23
February 28, 2005	March 15, 2005	$0.23
March 31, 2005	April 15, 2005	$0.23
April 30, 2005	May 15, 2005	$0.23
May 31, 2005	June 15, 2005	$0.23
June 30, 2005	July 15, 2005	$0.23
July 31, 2005	August 15, 2005	$0.23
August 31, 2005	September 15, 2005	$0.23
September 30, 2005	October 15, 2005	$0.23
October 31, 2005	November 15, 2005	$0.23
November 30, 2005	December 15, 2005	$0.30
December 31, 2005	January 15, 2006	$0.30
January 31, 2006	February 15, 2006	$0.30
February 28, 2006	March 15, 2006	$0.30
March 31, 2006	April 15, 2006	$0.25
April 28, 2006	May 15, 2006	$0.25
May 31, 2006	June 15, 2006	$0.25
June 30, 2006	July 15, 2006	$0.25

The Fund has declared a distribution of $0.23 per Trust Unit to be paid on August 15, 2006 to Unitholders of record on July 31, 2006.

MARKET FOR SECURITIES

The outstanding Trust Units are listed on the TSX under the symbol "SHN.UN".

The following table sets out the price range for, and trading volume of, the Trust Units as reported by the TSX on a monthly basis for the periods indicated:

	Low	High	Volume
2005			
January	$20.90	$22.75	2,399,463
February	$22.40	$23.35	3,309,914
March	$19.77	$23.05	3,864,942
April	$19.60	$21.97	3,369,090
May	$20.25	$22.19	2,583,816
June	$20.65	$21.84	2,963,126
July	$21.50	$25.00	4,363,253
August	$22.02	$25.75	7,295,008
September	$24.15	$26.18	5,991,025
October	$22.00	$27.00	6,837,030
November	$23.42	$29.00	5,019,636
December	$28.06	$30.99	4,969,020
2006			
January	$27.35	$29.52	5,565,914
February	$22.88	$28.31	10,018,977
March	$21.26	$25.08	11,911,692
April	$24.21	$26.18	5,301,414
May	$21.54	$24.71	5,561,780
June	$18.72	$23.00	6,154,565

	Low	High	Volume
July 1 - 21	$20.17	$22.52	4,076,558

On July 13, 2006, the last trading day prior to the public announcement by the Fund and Find of the Offer, the closing price of the Trust Units on the TSX was $22.00. On July 21, 2006, the closing price of the Trust Units on the TSX was $20.35.

Auditors, Registrar and Transfer Agent

The auditors of the Fund are KPMG LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar of the Trust Units of the Fund is Computershare Trust Company of Canada, at its offices in Calgary, Alberta and Toronto, Ontario.

FIND ENERGY LTD.

Find was incorporated as 663900 Alberta Ltd. pursuant to the provisions of the ABCA on August 8, 1995. On September 27, 1995, Articles of Amendment were filed to change its name to Lexxor Energy Inc., to amend its capital structure and to remove the private company restrictions. In April 2000, Find called all of its 1,370,356 class B shares for conversion at a rate of five class A shares for each class B share, resulting in the issuance of 6,851,780 class A shares. Pursuant to Articles of Amendment dated October 24, 2001, Find consolidated and re-designated the class A shares as common shares on the basis of one post-consolidated common share for every five pre-consolidated class A shares.

On September 18, 2003, Find completed a plan of arrangement with Sine Energy Ltd. whereby Find's business and assets were combined with Sine's business and assets and the name of the go-forward entity was changed to Find Energy Ltd. Under the arrangement, Lexxor shares were consolidated on a two for one basis.

Find has its registered office at Suite 1400, 3500 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 and its head office located at 2800, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4. Find has one wholly-owned subsidiary, 999546 Alberta Ltd., which was incorporated under the laws of Alberta and is currently inactive.

General

The business of Find is the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada.

Description of Share Capital

Find's share capital currently consists of an unlimited number of Find Shares and an unlimited number of preferred shares. The holders of Find Shares are (a) entitled to one vote at all meetings of Shareholders, (b) entitled to receive, subject to the prior rights and privileges attaching to any other class of shares of Find, such dividends as may be declared, and (c) upon liquidation, dissolution or winding-up of Find but subject to the prior rights and privileges attaching to any other class of shares of Find, to receive the remaining property and assets of Find. As of July 25, 2006, 35,522,548 Find Shares and no preferred shares were outstanding.

Dividend Record and Policy

Based on information provided by Find no dividends have been paid on the Find Shares since incorporation and it is not expected that dividends will be paid on the Find Shares in the foreseeable future.

Price Range and Trading Volume of Find Shares

The Find Shares are listed and posted for trading on the TSX under the trading symbol "FE". The following table sets forth the high and low trading prices and the volume of Find Shares traded as reported on the TSX for the periods indicated:

	Low	High	Volume
2005			
January	2.55	4.10	5,176,943
February	2.75	3.37	4,820,962
March	2.83	3.34	4,786,724
April	3.03	3.55	2,592,346
May	3.08	4.20	7,058,521
June	3.98	4.49	5,226,429
July	4.06	6.22	8,424,039
August	5.92	7.40	7,627,216
September	7.16	8.35	6,520,037
October	6.50	8.28	3,367,062
November	6.64	8.19	4,857,331
December	7.90	10.19	5,783,165
2006			
January	9.29	11.39	8,984,563
February	7.75	10.25	4,525,207
March	7.89	11.09	6,949,174
April	9.76	13.04	6,561,550
May	9.35	12.65	5,616,260
June	8.55	10.71	4,248,133
July 1 - 21	8.56	9.99	6,656,715

On July 13, 2006, the last trading day prior to the public announcement by Shiningbank and Find of the Offer, the closing price of the Find Shares on the TSX was $8.65. On July 21, 2006, the closing price of the Find Shares on the TSX was $8.94.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Find Shares by Shiningbank pursuant to the Offer will reduce the number of Find Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Find Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Find Shares held by Shareholders other than Shiningbank. After the purchase of the Find Shares by Shiningbank under the Offer and subject to applicable laws, it is the intention of Shiningbank to take all necessary steps to have Find cease to be a "reporting issuer" as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction, which would result in Find ceasing to be subject to the financial reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Find Shares from such exchange. Among such criteria are the number of holders of Find Shares, the number of Find Shares publicly held and the aggregate market value of the Find Shares publicly held. Depending on the number of Find Shares purchased pursuant to the Offer, it is possible that the Find Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Find Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Find Shares. It is the intention of Shiningbank to apply to delist the Find Shares from the TSX as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Find Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF FIND SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable Shiningbank to acquire all of the outstanding Find Shares. If Shiningbank takes up and pays for Find Shares under the Offer, Shiningbank intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Find Shares or, if necessary, to acquire such remaining Find Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the shares of any class of shares to which the Offer relates (calculated on a diluted basis) other than Find Shares held at the date of the Offer by or on behalf of Shiningbank or its affiliates and associates (as defined in the ABCA), and Shiningbank acquires such deposited Find Shares, then Shiningbank is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Find Shares held by each Shareholder who did not accept the Offer (a "**Dissenting Offeree**") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the securities of such class that were acquired under the Offer (a "**compulsory acquisition**").

To exercise this statutory right, Shiningbank must give notice (the "**Shiningbank's Notice**") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the Shiningbank's Notice, Shiningbank must pay or transfer to Find the amount of consideration Shiningbank would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Shiningbank's Notice, each Dissenting Offeree must send the certificates representing the Find Shares to which the Offer relates held by such Dissenting Offeree to Find, and may elect either to transfer such shares to Shiningbank on the terms on which Shiningbank acquired Find Shares under the Offer or to demand payment of the fair value of such shares by so notifying Shiningbank. If a Dissenting Offeree has elected to demand payment of the fair value of such shares, Shiningbank may, within 20 days after having paid or transferred to Find the amount of consideration Shiningbank would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, apply to the Court of Queen's Bench of Alberta (the "**Court**") to fix the fair value of the Find Shares of such Dissenting Offerree. In the event Shiningbank fails to apply to the Court to fix the fair value of such shares within the 20-day period, the Dissenting Offerree may apply to to the Court for the same purpose within a further period of 20 days, failing which, the Dissenting Offeree will be deemed to have elected to transfer his or her Find Shares to Shiningbank on the same terms (including price) as Shiningbank acquired the Find Shares under the Offer. Any judicial determination of the fair value of the Find Shares could be more or less than the value of the consideration payable pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to Shiningbank. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of Find Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If Shiningbank takes up and pays for Find Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available, or Shiningbank elects not to pursue such right, Shiningbank currently intends to pursue other means of acquiring, directly or indirectly, the remainder of the Find Shares not acquired by Shiningbank pursuant to the Offer, in accordance with applicable law, including by way of a Second Stage Transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Find Shares acquired pursuant to the Offer.

OSC Rule 61-501 and Policy Q-27 may deem certain types of Second Stage Transactions to be "business combinations" in the case of OSC Rule 61-501 or "going private transactions" in the case of Policy Q-27. OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. If Shiningbank decides to effect a business combination or going private transaction, Shiningbank intends to satisfy the conditions set forth in OSC Rule 61-501 and Policy Q-27

(including the requirement that the transaction be completed within 120 days of the expiry of the Offer) in order to rely on an available exemption(s) (or, if such exemption(s) is not available, to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting Find and Shiningbank or one or more of its affiliates, as appropriate) from the valuation requirements of OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Find Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as the case may be, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. If, however, following the Offer, Shiningbank and its affiliates are the registered holders of 90% or more of the Find Shares at the time the Second Stage Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an appraisal remedy under the ABCA or substantially equivalent enforceable right is made available to minority shareholders that is described in the disclosure document for the Second Stage Transaction.

In relation to the Offer and any business combination or going private transaction, as the case may be, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than Shiningbank, an interested party, a related party of an interested party or a joint actor with either of the foregoing in respect of the transaction, as such terms are defined in OSC Rule 61-501 and Policy Q-27. However, OSC Rule 61-501 and Policy Q-27 also provide that Shiningbank may treat Find Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. Shiningbank currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and, to the extent permitted under OSC Rule 61-501 and Policy 12-27, Shiningbank intends to cause Find Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Find Shares held by Shareholders that receive a "collateral benefit" (as defined in OSC Rule 61-501) may not be included by Shiningbank as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Find is entitled to receive as a consequence of the Offer, including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Find Shares held by directors and senior officers and other related parties of Find that have "change of control" agreements pursuant to which they will receive payments on the change of control occurring as a result of the Offer or whose vesting of Find Options is accelerated as a result of the Offer or who surrender for cancellation any of their Find Options and exercise the share appreciation rights attached to such Find Options as a result of the Offer may be deemed to have received a collateral benefit for this purpose and any Find Shares of such related parties and their associates taken up by Shiningbank pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Second Stage Transaction. Find has advised Shiningbank that such related parties and their associates hold, prior to giving effect to the exercise of Find Options held by them, an aggregate of 2,914,151 Find Shares.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Find Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Find Shares. The fair value so determined could be more or less than the amount paid per Find Share pursuant to such transaction or pursuant to the Offer.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Find Shares, would necessarily be subject to a number of considerations, including the number of Find Shares acquired pursuant to the Offer. It is presently anticipated that any Second Stage Transaction carried out by Shiningbank will likely be by way of an amalgamation or a statutory arrangement.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder in accepting the Offer. See "Canadian Federal Income Tax Considerations" in the Circular.

While the foregoing reflects the present intention of Shiningbank and the Fund, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by Shiningbank and the Fund or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Find Shares than the terms of the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. Shiningbank has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Other Alternatives

If Shiningbank proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Shiningbank will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Find Shares in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Find Shares. Any additional purchase of Find Shares could be at a price greater than, equal to or less than the price to be paid for the Find Shares under the Offer and could be for cash or other consideration. Alternatively, Shiningbank may sell or otherwise dispose of any or all Find Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Shiningbank, which may vary from the price paid for Find Shares under the Offer.

DEPOSITARY AND INFORMATION AGENT

Shiningbank has engaged Computershare Investor Services Ltd. as the Depositary for the receipt of certificates in respect of Find Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Shiningbank for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Find Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Find Shares with the Depositary.

Shiningbank has retained Georgeson Shareholder Communications Canada, Inc. to act as the Information Agent. The Information Agent may contact Shareholders by mail, telephone, facsimile transmission, electronic transmission and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Find Shares. The Information Agent will receive reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection therewith.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Gowling Lafleur Henderson LLP, counsel to Shiningbank and the Fund, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Shareholders who dispose of their Find Shares pursuant to the Offer (or pursuant to certain transactions described in the circular under the heading "Acquisition of Find Shares Not Deposited"), who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with Shiningbank, the Fund or Find, and who hold their Find Shares and will hold any Trust Units as capital property. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Find Shares or Trust Units an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation or units of a mutual fund trust will generally be considered to be capital property of a Shareholder unless the Shareholder holds the shares or units in the course of carrying on a business of trading or dealing in

securities or otherwise as part of a business of buying and selling securities or the Shareholder acquired the shares or units in an adventure in the nature of trade. Certain Shareholders whose Find Shares or Trust Units might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors as to whether they hold their Find Shares and will hold any Trust Units as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder (the "**Tax Regulations**") in force as of the date hereof, the current published administrative policies of the Canada Revenue Agency (the "**CRA**") and all specific proposals (the "**Tax Proposals**") to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by regulatory, legislative, administrative or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.

Certain Income Tax Considerations Associated with the Offer

Shareholders Resident in Canada

This part of the summary is applicable to Shareholders who, for purposes of the Tax Act, and at all relevant times, are resident in Canada.

Disposition of Find Shares

The disposition of Find Shares pursuant to the Offer will give rise to a capital gain, or capital loss, to the extent that the value of the Trust Units received for the Find Shares exceeds, or is exceeded by, the aggregate of the adjusted cost base of the shares and any reasonable costs of disposition.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income and will be required to apply one-half of the amount of any capital loss (an "**allowable capital loss**") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and all subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Find Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and the minimum tax.

Acquisition of Find Shares Not Deposited

Compulsory Acquisition

As outlined in the Circular under the heading "Acquisition of Find Shares Not Deposited", Shiningbank may, in certain circumstances, acquire Find Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Shareholder whose Find Shares are so acquired by Shiningbank will realize a capital gain or a capital loss generally calculated in the same manner, and subject to the same tax treatment, as described

above with respect to a disposition of Find Shares under the Offer. Where a Shareholder's Find Shares are disposed of pursuant to the exercise of dissent rights, the proceeds of disposition in respect of the disposition of the Shareholder's Find Shares will be determined exclusive of any interest that is awarded by a court.

Second Stage Transaction

If Shiningbank is unable to make a compulsory acquisition, Shiningbank may propose a Second Stage Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the manner in which the transaction is carried out and may be materially different from that described herein for Shareholders who dispose of their Find Shares pursuant to the Offer.

A Second Stage Transaction could be implemented by means of an amalgamation of Find with Shiningbank or an affiliate of Shiningbank pursuant to which Shareholders who have not tendered their Find Shares to the Offer would have their Find Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("**Redeemable Shares**"). The Redeemable Shares would then be immediately redeemed for cash. Such a Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would generally be the aggregate adjusted cost base of the Find Shares to the Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such Redeemable Shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption. Subject to the comments below and the potential application of subsection 55(2) discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its net income, but normally will also be deductible in computing its taxable income.

A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income. In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will generally be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under certain circumstances including those described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain or capital loss on the redemption of such Redeemable Shares. Accordingly, corporate Shareholders should consult their tax advisors with respect to the potential application of this provision.

Alternatively, a Second Stage Transaction could be implemented under a plan of arrangement under the ABCA whereby an affected Shareholder would receive Trust Units under conditions which are the same or are substantially similar to those set out in the Offer. If so, the tax consequences to an affected Shareholder would generally be similar to those described above under *Disposition of Find Shares*.

The Tax Act generally provides that Shareholders who validly exercise rights of dissent on a Second Stage Transaction and receive payment from Find equal to the fair market value of their Find Shares will, on receipt thereof and except to the extent payment includes court-awarded interest, be deemed to have received proceeds of disposition equal to the lesser of the paid-up capital of their Find Shares and the amount paid. Such Shareholders will recognize a capital gain, or capital loss, equal to the amount by which such proceeds exceed, or are exceeded by, their adjusted cost base of the Find Shares plus reasonable costs of disposition. The extent to which the amount paid to a dissenting Shareholder exceeds the paid-up capital of the Find Shares which are subject to the dissent will technically be deemed to be a dividend paid by a taxable Canadian corporation. This deemed dividend will be subject to the ordinary tax rules governing dividends, including the gross-up and dividend tax credit applicable to individuals and the tax under Part IV of the Tax Act applicable to private and certain other corporations. However, under the current administrative practice of the CRA, Shareholders who validly exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Find Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder

would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

Shareholders Not Resident in Canada

This part of the summary is applicable to a Shareholder who, at all relevant times, is neither resident nor deemed to be resident in Canada or is not a Canadian partnership for the purposes of the Tax Act and any applicable income tax treaty (a "**Non-Resident Shareholder**"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Shareholder should consult its own tax advisor with respect to the exchange of Find Shares for Trust Units.

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders who hold Find Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Find Shares under the Offer. Generally, Find Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that at that time: (i) the Find Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of Find; (iii) the Find Shares were not acquired in a tax-deferred transaction pursuant to which the Find Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder; and (iv) the Non-Resident Shareholder has not elected to have such Find Shares treated as taxable Canadian property.

If Find Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Find Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty.

Acquisition of Find Shares Not Deposited

As outlined in the Circular, Shiningbank may, in certain circumstances, acquire Find Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. If Shiningbank is unable to use a compulsory acquisition, Shiningbank may propose a Second Stage Transaction as outlined in the Circular. The tax consequences to a Non-Resident Shareholder disposing of Find Shares under a compulsory acquisition, a Second Stage Transaction or pursuant to the exercise of dissent rights in connection therewith will, subject to the comments in this portion of the summary, generally be as described above. Where a Non-Resident Shareholder's Find Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder as a result of such an award, or dividends deemed to be paid to such a Shareholder by Find on the redemption of the Redeemable Shares or as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.

The tax consequences of a Second Stage Transaction to a Non-Resident Shareholder will depend upon the manner in which the transaction is carried out and may be materially different from that described herein for Non-Resident Shareholders who dispose of their Find Shares pursuant to the Offer.

If the Second Stage Transaction is implemented by means of an amalgamation of Find with Shiningbank or an affiliate of Shiningbank as described above under the heading "Shareholders Resident in Canada - *Acquisition of Find Shares not Deposited*", the treatment of the amalgamation and the calculation of the deemed dividend and the capital gain or loss arising on the redemption of the Redeemable Shares will generally be as described under such heading except that subsection 55(2) of the Tax Act will not apply and dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Under the Canada-United States Income Tax Convention (1980), the rate of Canadian withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the United States for purposes of that tax treaty.

Certain Tax Considerations Regarding the Fund and the Trust Units

Status of the Fund

Based on certain factual representations made by Shiningbank and the Fund, the Fund currently qualifies as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act. It will continue to so qualify provided certain conditions under the Tax Act (relating principally to the number and residence for tax purposes of Unitholders, the fair market value of the Trust Units from time to time and the nature of the Fund's activities) are maintained. **Except as otherwise indicated, this summary is based on the assumption that the Fund will at all material times qualify as a mutual fund trust for the purposes of the Tax Act.**

If the Fund was not at present or a future time to qualify as a mutual fund trust, the income tax considerations respecting the Fund and Unitholders may be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Trust Units may cease to be qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), deferred profit sharing plans ("**DPSPs**") and registered education savings plans ("**RESPs**") (collectively referred to as "**Exempt Plans**"). Where at the end of any month an Exempt Plan holds non-qualified investments, the Exempt Plan may be obligated to pay, with respect to that month, tax equal to 1% of the fair market value of such investments at the time such investments were acquired by the Exempt Plan. Where a trust governed by an RRSP or an RRIF acquires investments that are not qualified investments, the beneficiary of that trust will be deemed to have received taxable income in an amount equal to the purchase price of such investments, and while it holds investments that are not qualified investments, that trust will be taxable on its income attributable to such investments. Where a trust governed by a DPSP acquires investments that are not qualified investments the trust is liable for tax in an amount equal to the fair market value of such investments at the time of their acquisition. Where a trust governed by an RESP acquires investments that are not qualified investments or does not dispose of investments within 60 days of their ceasing to be qualified investments, the registration of the RESP may be revoked and the RESP will cease to be exempt from tax.

- The Fund will be required to pay a tax under Part XII.2 of the Tax Act in respect of amounts distributed to non-resident persons. The payment of this tax by the Fund may have adverse income tax consequence for certain Unitholders, including non-resident persons and tax exempt persons (including Exempt Plans).

- The Fund will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.

- Trust Units would become taxable Canadian property. As a result, non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

The Tax Act currently provides that, subject to certain exceptions, a trust that is maintained primarily for the benefit of non-residents of Canada will cease to qualify as a mutual fund trust. Under Proposals announced in the 2004 federal budget and released as draft legislation on September 16, 2004, a trust would be considered to be maintained primarily for the benefit of non-residents and would cease to qualify as a mutual fund trust at the time trust units having more than 50% of the fair market value of all issued trust units are held by non-residents of Canada or partnerships in which any of the partners are non-residents of Canada (a "**Non-Canadian Partnership**"). However, in a press release issued on December 6, 2004, the Minister of Finance indicated that further discussions would take place with the private sector concerning the appropriate tax treatment of investments by non-residents in mutual fund trusts holding interests in resource properties before legislation would be proposed. To counsel's knowledge, such discussions are ongoing.

The Trust Indenture contains provisions that are intended to permit the Fund to take measures to reduce the number of Trust Units held by non-residents and Non-Canadian Partnerships in certain circumstances that are intended to enable the Fund to retain its mutual fund trust qualification. If non-residents and Non-Canadian Partnerships acquire a substantially greater number of Trust Units than they now own, the Fund's ability to maintain its status as a mutual fund trust may be dependent on its ability to determine the amount of the Trust Units held by non-residents and Non-Canadian Partnerships on an accurate and timely basis and to take effective steps to prevent a majority of Trust Units from being held by non-residents and Non-Canadian Partnerships. If the Fund takes steps to limit the percentage of Trust Units held by non-residents and or others so as to protect its mutual fund trust qualification, such steps could adversely affect some Unitholders and could adversely affect the

market value of the Trust Units. Moreover, there can be no assurance that any steps taken by the Fund will prevent the Fund from losing its mutual fund trust status.

Taxation of the Fund

Income of the Fund

The Tax Act requires the Fund to compute its income or loss for a taxation year as though it were an individual resident in Canada. The Fund's taxation year is the calendar year.

The Fund will be required to include in computing its income for a taxation year all dividends, net realized taxable capital gains, all amounts that become receivable or are received in that year in respect of royalties, including any amount subject to set off, and including any amounts paid by it to Shiningbank or SLP in respect of reimbursed Crown charges and any amounts that become payable to the Fund from SOT. An amount will be considered to be payable to the Fund in a taxation year if it is paid in the year by SOT or the Fund is entitled in that year to enforce payment of the amount. The Fund will also be required to include in its income for each taxation year all interest on any investments held by the Fund that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, or is deemed to have been paid (including a premium on redemption, if any) except to the extent that such interest was included in computing its income for a preceding year.

The Fund will be entitled to deduct in computing its income for a taxation year, reasonable current expenses incurred in its ongoing operations, expenses incurred respecting the issuance of Trust Units on a five year, straight line basis, as well as annual deductions in respect of its cumulative Canadian oil and gas property expense account ("**cumulative COGPE**"), on a 10% declining balance basis.

In accordance with the Tax Act and the Regulations, the Fund may deduct in computing its income for a year a resource allowance computed by reference to its "adjusted resource profits". Generally, the Fund's adjusted resource profits will equal its income from the royalties less amounts deducted in computing its income, other than deductions in respect of its COGPE account, interest expense or any amount deducted in respect of distributions to Unitholders. The Fund may deduct a portion of the Crown charges reimbursed by it to the grantors of the royalties in the year. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Fund in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Fund and must be included in the Unitholders' income. Counsel is advised that the Fund will designate the full amount of any such excess annually in respect of the Unitholders. The resource allowance is being phased out, and deductibility of actual Crown charges is being phased in over a five-year period commencing in 2003.

To the extent that the Fund has any income for a taxation year after the inclusions and deductions outlined above, the Fund will be permitted to deduct all amounts which are payable by it to Unitholders in the year and any amounts that constitute the excess, if any, of reimbursed Crown charges paid by the Fund over the resource allowance deductible for that year, to the extent that such excess amounts are designated by the Fund to the Unitholders for the year. Counsel has been advised that the Fund intends to designate the full amount of any such excess annually to the Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in the year to enforce payment of the amount. The Trust Indenture provides that the Fund's income for purposes of the Tax Act each year that has not otherwise been made payable to Unitholders will be deemed to become so payable on December 31 of such year, and that each Unitholder has the right to enforce payment of same on the date it becomes payable, provided that any income of the Fund that is required to satisfy any tax liability on the part of the Fund shall not be payable to Unitholders.

Counsel has been advised that the Fund intends to make payable to the Unitholders with respect to each taxation year an amount equal to all of the interest and royalty income of the Fund for such year, together with the taxable and non-taxable portion of any capital gains realized by the Fund in such year (excluding capital gains which may be realized by the Fund upon a distribution *in specie* of the property of the Fund in connection with a redemption of the Trust Units) less the Fund's expenses and the amount, if any, required to be retained to pay the Fund's tax liability.

Counsel has been advised that for purposes of the Tax Act, the Fund intends to deduct in computing its income the full amount available in each year to the extent of its income that will be subject to tax, otherwise determined. Therefore, the Fund does not expect to be liable for a material amount of tax under the Tax Act. The Tax Act provides that the Fund may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for such year that

becomes payable to Unitholders in such year. The Fund may wish to do so in order to utilize any losses from prior taxation years.

Redemption of Trust Units

Where the Fund distributes property of the Fund to a Unitholder on a redemption of Trust Units, the Fund will be deemed to have received proceeds of disposition equal to the fair market value of such property at that time, and such distribution may give rise to a capital gain or income to the Fund, depending upon the nature of the property. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "**Capital Gains Refund**"). The Capital Gains Refund in a particular year may not completely offset the Fund's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture provides that income of the Fund that is required to satisfy any tax liability on the part of the Fund shall not be payable to Unitholders. Under the Trust Indenture, the Fund's income may be used to finance cash redemptions of the Trust Units.

Taxation of Unitholders Resident in Canada

This part of the summary is applicable to Unitholders who, for purposes of the Tax Act, and at all relevant times, are resident in Canada.

Income from Trust Units

Each Unitholder is required to include in computing income for a particular taxation year the Unitholder's *pro rata* share of the Fund's net income for tax purposes that was payable in that year by the Fund to that Unitholder whether such amounts are reinvested in additional Trust Units and whether the amount was actually paid to the Unitholder in that year, together with all amounts designated to the Unitholder as reimbursed Crown charges in excess of the resource allowance deducted in computing the Fund's income. An amount will be considered to be payable to the Unitholders in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in that year to enforce payment of the amount.

Income of a Unitholder from the Trust Units will, subject to the comments in the next paragraph, generally be considered to be income from property and not business income, dividend income or income from production for purposes of the Tax Act. Any loss of the Fund for purposes of the Tax Act cannot be allocated to, and treated as a loss of, the Unitholders. The amount of income for purposes of the Tax Act allocable to a Unitholder by the Fund may not be the same as the amount of cash paid by the Fund to such Unitholder as a result of the deduction by the Fund for purposes of determining income pursuant to the Tax Act of certain non-cash expenses, and the non-deductibility or deferred deductibility for the same purpose of certain expenditures of the Fund.

Provided that appropriate designations are made by the Fund, all income derived from the the Fund's net taxable capital gains and taxable dividends as is paid or payable to a Unitholder will retain its character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholders for purposes of the Tax Act.

In the May 2, 2006 federal budget, the Minister of Finance announced that taxable dividends received from a taxable Canadian corporation other than a "Canadian controlled private corporation" will be subject to enhanced gross-up and dividend tax credit rules. The amount of the gross-up will be 45% and the associated tax credit will be 19%, based on the 2010 federal corporate tax rate as proposed in the 2005 federal budget. On June 29, 2006, the Minister of Finance released draft legislation to implement this proposal. The proposed legislation does not include provisions to allow for the flow-through of the enhanced gross-up and dividend tax credit to Unitholders. It is Counsel's understanding that representations are being made to the Minister of Finance for the purpose of causing such provisions to be added to the proposed legislation. There can be no assurance that the proposal will be enacted into law in the form as drafted, in substantially different form or at all.

Adjusted Cost Base of Trust Units

The cost to a Unitholder of Trust Units acquired pursuant to this Offer, or otherwise, will generally equal the fair market value of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. Trust Units issued pursuant to a reinvestment of distributions will be considered acquired at a cost equal to the amount of the distribution. The cost of a Trust Unit will be averaged with the cost of all other Trust Units owned by a Unitholder to determine the adjusted cost base of each Trust Unit so owned. Amounts distributed by the Fund to a Unitholder in respect of a Trust Unit will reduce the

Unitholder's adjusted cost base respecting such Trust Unit to the extent that the amounts distributed are in excess of such Unitholder's share of the Fund's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders. To the extent that the adjusted cost base to a Unitholder of a Trust Unit at the end of a taxation year would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of such Trust Units, and hence the adjusted cost base will not become negative.

Disposition of Trust Units

An actual or deemed disposition of Trust Units will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base to the holder of such Trust Units plus reasonable costs associated with the disposition.

Generally, a taxable capital gain realized by a Unitholder in a taxation year must be included in the Unitholder's income for purposes of the Tax Act for that year, and an allowable capital loss realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A corporate Unitholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and the minimum tax.

Eligibility for Exempt Plan Investment

Subject to the qualifications set out above under the heading "Status of the Fund", the Trust Units at the date of issue will be qualified investments for Exempt Plans.

Redemption of Trust Units

Where the Fund distributes property (a "**Distributed Property**"), other than a Canadian or foreign resource property, as defined by the Tax Act (a "**Resource Property**"), including any royalties, to a Unitholder on a redemption of Trust Units, the Unitholder will generally be considered to have disposed of its Trust Units for proceeds of disposition equal to the fair market value of the Distributed Property at that time (the "**Fair Market Value**"), less (a) the portion, if any, of such amount that is considered to be a payment to the Unitholder out of the income or capital gains of the Fund for the year (the Fair Market Value less such amount hereinafter referred to as the "**Adjusted Proceeds**"), and (b) the amount, if any, by which the Fair Market Value is greater than the cost amount of the Distributed Property to the Fund, determined for purposes of the Tax Act. If the Distributed Property is a Resource Property, the Unitholder will be considered to have disposed of its Trust Units for proceeds of disposition equal to the Adjusted Proceeds. The cost to a Unitholder of the Distributed Property will be equal to the Fair Market Value. Income earned from Distributed Property or Resource Property may not be treated in the same manner for income tax purposes as income earned from Trust Units, and such property may not be a qualified investment for Exempt Plans.

Taxation of Unitholders Not Resident in Canada

This part of the summary is applicable to a Unitholder who, at all relevant times, is neither resident nor deemed to be resident in Canada or is not a Canadian partnership for the purposes of the Tax Act and any applicable income tax treaty (a "**Non-Resident Unitholder**"). This summary is not applicable to Non-Resident Unitholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere.

Distributions by the Fund

A distribution of income of the Fund to a Non-Resident Unitholder will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax convention between Canada and the Non-Resident Unitholder's jurisdiction of residence. For example, Non-Resident Unitholders who are residents of the United States for the purposes of the Canada – U.S. Tax Convention (the "**Convention**") will be entitled to have the rate of withholding reduced to 15% of the amount of any income distribution. Certain corporations resident in the United States but not subject to taxation therein may not be considered by the CRA to be residents of the United States for the purposes of the Convention.

With respect to capital gains, the Fund is required to maintain a "TCP gains balance" account to which it will add its gains from dispositions after March 22, 2004 of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all "TCP gains distributions" made by it. If the Fund pays an amount to a Non-Resident Unitholder, makes a designation to treat that amount ("Designated Amount") as a taxable capital gain and the total of all amounts designated by the Fund in a taxation year to Non-Resident Unitholder exceeds five percent of all such designated amounts, one-half of the Non-Resident Unitholder's "TCP gains distribution" (as defined in the Tax Act) effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains).

Based in part on representations of Shiningbank and the Fund as to certain factual matters, a Trust Unit should be a "Canadian property mutual fund investment" (as defined in the Tax Act). As a result, all other amounts distributed by the Fund that are not described above to a Non-Resident Unitholder will be subject to a special Canadian tax of 15% of the amount of such distributions as an income tax on a deemed capital gain. This tax will be withheld from such distributions by the Fund. Such Non-Resident Unitholder will not be required to report such distribution in a Canadian tax return, and such distribution will not reduce the adjusted cost base of the Non-Resident Unitholder's Trust Units. If, in a particular taxation year, a Non-Resident Unitholder is deemed to realize a capital gain with respect to a Trust Unit as described in this paragraph, and the Non-Resident Unitholder files a Canadian tax return under Part XIII.2 of the Tax Act on or before the Non-Resident Unitholder's filing-due date for the taxation year, the Non-Resident Unitholder will only be subject to Canadian withholding tax of 15 percent of the amount by which such deemed capital gain exceeds the Non-Resident Unitholder's "Canadian property mutual fund loss" (as defined in the Tax Act) for the taxation year and "unused Canadian property mutual fund loss" (as defined in the Tax Act) for the taxation year. If a Non-Resident Unitholder realizes a capital loss from the disposition of a Trust Unit in a particular taxation year and files a tax return under Part XIII.2 of the Tax Act on or before such Non-Resident Unitholder's filing-due date for such taxation year, the Non-Resident Unitholder will have a "Canadian property mutual fund loss" (as defined in the Tax Act) equal to the lesser of the amount of such loss and the sum of all distributions previously received on such Trust Unit that were subject to such 15% tax. Unless a Canadian tax return under Part XIII.2 of the Tax Act is filed by a Non-Resident Unitholder's filing-due date for a particular taxation year, the Non-Resident Unitholder will not be able to utilize any losses realized in that taxation year to reduce deemed capital gains on "Canadian property mutual fund investments" that are realized in that or any other taxation year. Provided such tax return is filed, the Non-Resident Unitholder's tax liability for such taxation year should be computed by reducing any deemed capital gain for the taxation year by the aggregate of such loss, any other "Canadian property mutual fund losses" (as defined in the Tax Act) and any "unused Canadian property mutual fund losses" (as defined in the Tax Act) for the taxation year. In certain circumstances, the Non-Resident Unitholder may be entitled to receive a refund of all or a portion of such tax. A "Canadian property mutual fund loss" (as defined in the Tax Act) and an "unused Canadian property mutual fund loss" (as defined in the Tax Act) for a particular taxation year generally may be carried back up to three years and forward indefinitely and deducted against similar distributions received in such years.

Disposition of Trust Units

A Non-Resident Unitholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Trust Units (whether on redemption, by virtue of capital distributions in excess of the Unitholder's adjusted cost base or otherwise) unless the Trust Units disposed of constitute "taxable Canadian property" of the Non-Resident Unitholder and the Non-Resident Unitholder is not entitled to relief under an applicable income tax convention. Trust Units of a Non-Resident Unitholder generally will not be considered to be "taxable Canadian property" unless: (a) the Unitholder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the Non-Resident Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (d) at the time of disposition, the Fund is not a mutual fund trust as defined in the Tax Act.

For the purposes of computing Canadian federal income tax, Non-Resident Unitholders generally will compute the adjusted cost base of their Trust Units under the same rules as apply to residents of Canada as described above.

OWNERSHIP OF SHARES OF FIND

Neither Shiningbank nor the Fund, nor any director or officer of Shiningbank, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Find, except pursuant to the Pre-Tender Agreements and except as to 7,445 Find Shares held by Shiningbank. To the knowledge of the directors and senior officers of Shiningbank, after reasonable inquiry, no securities of Find are owned by, directly or indirectly, nor is control or direction over any securities of Find exercised by, any associate or affiliate of Shiningbank or the Fund, by any associate of any director or officer of Shiningbank, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Shiningbank or by any person or company acting jointly or in concert with Shiningbank.

TRADING IN SHARES OF FIND

During the six month period preceding the date of the Offer, no securities of Find have been traded by Shiningbank or any director or officer of Shiningbank or, to the knowledge of the directors and senior officers of Shiningbank, after reasonable inquiry, by any associate or affiliate of Shiningbank, by any associate of any director or officer of Shiningbank, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Shiningbank or by any person or company acting jointly or in concert with Shiningbank.

COMMITMENTS TO ACQUIRE SHARES OF FIND

No securities of Find are the subject of any commitments made by Shiningbank, or its directors or officers and, to the knowledge of the directors and senior officers of Shiningbank, after reasonable inquiry, no securities of Find are the subject of any commitments made by any associate or affiliate of Shiningbank, by any associate of any director or officer of Shiningbank, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Shiningbank or by any person or company acting jointly or in concert with Shiningbank, to acquire any equity securities of Find, except for the commitment to acquire the Find Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement, the Pre-Tender Agreements and as otherwise described herein, there are no contracts, arrangements or agreements made or proposed to be made between Shiningbank and any of the directors or officers of Find and no payments or other benefits are proposed to be made or given by Shiningbank by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Shiningbank and any Shareholder with respect to the Offer or between Shiningbank and any person or company with respect to any securities of Find in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements and as described herein.

There are no business relationships between Shiningbank, its associates or affiliates and Find that are material to any of them with the exception of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

MATERIAL CHANGES IN THE AFFAIRS OF FIND AND OTHER INFORMATION

Shiningbank has no information which indicates any material change in the affairs of Find and Find has represented to Shiningbank that there has not been any material change in the affairs of Find since the date of the unaudited financial statements of Find as at and for the period ended March 31, 2006 other than the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

Shiningbank has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, Shiningbank has no knowledge regarding whether any Shareholders will accept the Offer.

EXPENSES OF THE OFFER

Shiningbank estimates that the total amount of its fees and expenses related to the Offer will be approximately $1.25 million. Such fees and expenses will be paid out of Shiningbank's working capital or available credit facilities.

INTEREST OF EXPERTS

Certain legal matters on behalf of Shiningbank and the Fund will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Gowling Lafleur Henderson LLP, Calgary, Alberta, counsel to Shiningbank and the Fund. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Shiningbank or of any associate or affiliate of Shiningbank. As at the date hereof, the partners and associates of Gowling Lafleur Henderson LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Trust Units and as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Find Shares. As at the date hereof, the directors, officers and associates of Paddock do not beneficially own, directly or indirectly, any of the outstanding Trust Units or any of the outstanding Find Shares.

KPMG LLP, Chartered Accountants, are the auditors of the Fund. KPMG LLP has confirmed that it is independent in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or expected to be elected, appointed or employed as a director, officer or employee of Shiningbank or of any associate or affiliate of Shiningbank, except for Richard Clark, a director of Shiningbank, who is a partner at Gowling Lafleur Henderson LLP, which law firm renders legal services to Shiningbank and the Fund.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel to Shiningbank and the Fund

TO: The Securities Commission or similar regulatory authority in the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Quebec

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the take-over bid circular dated July 31, 2006 relating to the offer by Shiningbank Energy Ltd. to purchase all of the common shares of Find Energy Ltd.

Calgary, Alberta
July 31, 2006

(signed) *"Gowling Lafleur Henderson LLP"*

Consent of the Fund's Auditors

TO: The Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the take-over bid circular of Shiningbank Energy Income Fund dated July 31, 2006 relating to the offer by Shiningbank Energy Ltd. to purchase all of the issued and outstanding common shares of Find Energy Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the unitholders of Shiningbank Energy Income Fund on the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 28, 2006.

(signed) "*KPMG LLP*"

Chartered Accountants

Calgary, Canada
July 31, 2006

Consent of Shiningbank's Engineers

TO: The Securities Commission or similar regulatory authority in the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Quebec

We refer to our report dated January 28, 2006 (forecast prices and costs) and February 9, 2006 (constant prices and costs), evaluating certain oil and gas reserves of Shiningbank Energy Ltd. and Shiningbank Limited Partnership as at December 31, 2005 (the "**Report**"). We consent to the use of our name and references to the excerpts from our Report in, or incorporated by reference in, the take-over bid circular dated July 31, 2006 (the "**Circular**") relating to the offer by Shiningbank Energy Ltd. to purchase all of the common shares of Find Energy Ltd.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report and that is within our knowledge and as a result of our providing the Report.

Calgary, Alberta
July 31, 2006

(signed) *"Paddock Lindstrom & Associates Ltd. "*

Consent of Find's Engineers

TO: The Securities Commission or similar regulatory authority in the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Quebec

We refer to our report dated February 22, 2006 that evaluates the crude oil, natural gas liquids and natural gas reserve of Find Energy Ltd. ("**Find**") effective December 31, 2005, our report dated May 2, 2006 that updates the report dated February 22, 2006 by deducting production for the three months ended March 31, 2006 and applying our estimate of future prices dated April 1, 2006 and our report dated May 2, 2006 that evaluates the crude oil, natural gas liquids and natural gas reserves of Find discovered during the three months ended March 31, 2006 (collectively, the "**Reports**"). We consent to the use of our name and references to the excerpts from our Reports in the take-over bid circular dated July 31, 2006 (the "**Circular**") relating to the offer by Shiningbank Energy Ltd. to purchase all of the common shares of Find.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Reports and that is within our knowledge and as a result of our providing the Reports.

Calgary, Alberta
July 31, 2006

(signed) *"GLJ Petroleum Consultants Ltd."*

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of Shiningbank Energy Ltd.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 31st day of July, 2006.

SHININGBANK ENERGY LTD.

(signed) "*David M. Fitzpatrick*"
David M. Fitzpatrick
President and Chief Executive Officer

(signed) "*Bruce K. Gibson*"
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Arne R. Nielsen*"
Arne R. Nielsen
Director

(signed) "*Richard W. Clark*"
Richard W. Clark
Director

SHININGBANK ENERGY INCOME FUND
by its administrator, SHININGBANK ENERGY LTD.

(signed) "*David M. Fitzpatrick*"
David M. Fitzpatrick
President and Chief Executive Officer

(signed) "*Bruce K. Gibson*"
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Arne R. Nielsen*"
Arne R. Nielsen
Director

(signed) "*Richard W. Clark*"
Richard W. Clark
Director

APPENDIX "A"
PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Shiningbank Energy Income Fund (the "Fund") as at March 31, 2006 and unaudited pro forma consolidated income statements for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Shiningbank" to the unaudited financial statements of the Fund as at March 31, 2006 and for the three months then ended, and the audited financial statements of the Fund for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Find" to the unaudited financial statements of Find Energy Ltd. as at March 31, 2006 and for the three months then ended, and the audited financial statements of Find Energy Ltd. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Compared the figures in the column captioned "Blizzard" to the unaudited constructed statement of earnings of Blizzard Energy Inc. for the period January 1, 2005 to August 1, 2005 and found them to be in agreement.

4. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Shiningbank" and "Find" as at March 31, 2006 and for the three months then ended, and "Shiningbank" and "Find" and "Blizzard" for the year ended December 31, 2005, and found the amounts in the column captioned "Pro Forma " to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) KPMG LLP
Chartered Accountants
Calgary, Canada
July 31, 2006

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Balance Sheet
As at March 31, 2006

(unaudited) ($ thousands)	Shiningbank	Find	Adjustments (note 2)		Pro Forma
ASSETS					
Current assets					
Accounts receivable	$ 63,000	$ 17,078	$ -		$ 80,078
Prepaid expenses	6,693	326	-		7,019
	69,693	17,404	-		87,097
Petroleum and natural gas properties and equipment	1,049,286	186,506	241,457	(b)	1,477,249
	1,049,286	186,506	241,457		1,477,249
Other assets	459	409	-		868
Goodwill	51,124	-	77,188	(b)	128,312
	$ 1,170,562	$ 204,319	$ 318,645		$ 1,693,526
LIABILITIES AND UNITHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 80,803	$ 29,347	$ (3,237)	(b)	$ 108,163
			1,250	(b)	-
Income taxes payable	-	110	-		110
Bank Indebtedness	-	53,593	(53,593)	(b)	-
Trust Unit distributions payable	34,191	-	-		34,191
	114,994	83,050	(55,580)		142,464
Long term debt	232,359	-	53,593	(b)	285,952
Future income taxes	80,176	18,819	70,781	(b)	169,776
Asset retirement obligation	31,418	4,438	-	(b)	35,856
Unitholders' equity					
Trust Units	1,001,271	-	347,863	(b)	1,349,134
Share capital	-	80,772	(80,772)	(b)	-
Exchangeable shares	4,372	-	-		4,372
Contributed surplus	3,940	2,437	(2,437)	(b)	3,940
Deficit	(297,968)	14,803	(14,803)		(297,968)
	711,615	98,012	249,851		1,059,478
	$ 1,170,562	$ 204,319	$ 318,645		$ 1,693,526

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
For the three months ended March 31, 2006

(unaudited) ($ thousands, except per Trust Unit amounts)		Shiningbank		Find		Adjustments (note 2)			Pro forma
Revenues									
Oil and natural gas sales	$	106,043	$	21,238	$	323	(k)	$	127,604
Royalties		20,373		5,746		-			26,119
		85,670		15,492		323			101,485
Expenses									
Transportation		1,451		-		323	(k)		1,774
Operating		16,134		2,658		-			18,792
General and administrative		2,713		118		182	(h)		3,013
Interest on debt		2,663		299		-			2,962
Depletion, depreciation and accretion		40,819		5,954		10,403	(e)		57,176
Trust Unit incentive compensation		961		579		-			1,540
Internalization of management contract		124		-		-			124
		64,865		9,608		10,908			85,381
Earnings before taxes		20,805		5,884		(10,585)			16,104
Capital and large corporation taxes		256		96		148	(f)		500
Future income tax (recovery)		(3,653)		2,333		(3,778)	(g)		(5,098)
Net earnings (loss)	$	24,202	$	3,455	$	(6,955)		$	20,702
Net earnings per Trust Unit									
Basic	$	0.35						$	0.24
Diluted	$	0.35						$	0.24

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2005

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Blizzard (Note 2 (a))	Find	Adjustments (note 2)		Pro forma
Revenues						
Oil and natural gas sales	$ 419,663	$ 38,073	$ 63,463	$ 818	(k)	$ 522,017
Royalties	88,078	5,862	15,159	-		109,099
Other income	-	11	33	-		44
	331,585	32,222	48,337	818		412,962
Expenses						
Transportation	5,304	762	-	818	(k)	6,884
Operating	53,045	3,355	9,202	-		65,602
General and administrative	10,244	6,121	952	(5,173)	(h)	12,144
Interest on debt	8,423	894	418	(1,114)	(d)(j)	8,621
Depletion, depreciation and accretion	142,370	12,468	16,396	53,781	(e)	225,015
Trust Unit incentive compensation	2,506	480	973	-		3,959
Internalization of management contract	1,309	-	-	-		1,309
	223,201	24,080	27,941	48,312		323,534
Earnings before taxes	108,384	8,142	20,396	(47,494)		89,428
Capital and large corporation taxes	885	176	548	749	(f)	2,358
Future income tax (recovery)	(6,737)	2,922	7,885	(16,634)	(g)	(12,564)
Net earnings (loss)	$ 114,236	$ 5,044	$ 11,963	$ (31,609)		$ 99,634
Net earnings per Trust Unit						
Basic	$ 1.91					$ 1.29
Diluted	$ 1.88					$ 1.28

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND
Notes to the Pro forma Consolidated Financial Statements

As at March 31, 2006 and December 31, 2005
(Unaudited)
($ thousands, except per Trust Unit amounts)

1. **Basis of presentation:**

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Statements") of Shiningbank Energy Income Fund (the "Fund") have been prepared by the management of Shiningbank Energy Ltd. ("Shiningbank"), the administrator of the Fund, in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2006 have been prepared from the unaudited consolidated balance sheets and statements of earnings of the Fund and Find Energy Ltd. ("Find").

The unaudited pro forma statement of earnings for the year ended December 31, 2005 has been prepared from the audited consolidated statements of earnings for the Fund and the audited consolidated statements of operations for Find for the year ended December 31, 2005 and the unaudited consolidated statement of earnings of Blizzard Energy Inc. ("Blizzard") for the six months ended June 30, 2005.

The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the published audited consolidated financial statements of the Fund for the year ended December 31, 2005 and published unaudited financial statements of the Fund for the three months ended March 31, 2006.

In the opinion of management, these Pro Forma Statements include all material adjustments necessary for a fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the transactions in notes 2(b) to 2(k) as if they occurred on the balance sheet date while the pro forma consolidated statement of earnings gives effect to those transactions in notes 2(a) to 2(k) as if they had occurred at the beginning of the periods to which these statements relate.

The Pro Forma Statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future, including operational and administrative efficiencies which would be expected to occur as a result of combining the Fund and Find.

2. **Pro forma assumptions and adjustments:**

The accounting policies used in preparing the Pro Forma Statements are in accordance with those disclosed in the consolidated financial statements of the Fund for the year ended December 31, 2005.

The Pro Forma Statements give effect to the following transactions and adjustments:

(a) The acquisition of Blizzard on August 2, 2005, which was accounted for using the purchase method of accounting. The acquisition cost was $225,417 after closing adjustments. The results of operations of Blizzard are recorded in the historical consolidated financial statements of the Fund commencing August 2, 2005. Prior to the closing of the Blizzard acquisition certain producing assets and undeveloped lands were transferred to Zenas Energy Corp. The unaudited pro forma

consolidated statement of earnings for the year ended December 31, 2005 has been adjusted to include the effect of this acquisition from the period from January 1, 2005 to August 1, 2005 as detailed in the following statement of earnings:

	Blizzard Six Months Ended June 30, 2005	Blizzard Period from July 1 to August 1, 2005	Zenus Energy Corp	Blizzard
Revenues				
Oil and natural gas sales	$ 35,936	$ 7,241	$ (5,104)	$ 38,073
Royalties	5,586	1,277	(1,001)	5,862
Other income	11	-		11
	30,361	5,964		32,222
Expenses				
Transportation	762	-		762
Operating	3,414	1,011	(1,070)	3,355
General and administrative	1,291	4,830		6,121
Interest on debt	776	118		894
Depletion, depreciation and accretion	10,292	2,176		12,468
Trust Unit incentive compensation	412	68		480
	16,947	8,203		24,080
Earnings before taxes	13,414	(2,239)		8,142
Capital and large corporation taxes	-	176		176
Current taxes	139	(139)		-
Future income tax (recovery)	3,339	(417)		2,922
Net earnings (loss)	$ 9,936	$ (1,859)		$ 5,044

(b) The acquisition of Find was accounted for using the purchase method of accounting. The following table shows the allocation of the purchase price to the net assets of Find. The following is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Fair Value of Shiningbank Trust Units issued	$	347,863
Related fees and expenses		1,250
Cost of acquisition	$	349,113
Debt and Working capital deficiency	$	(62,000)
Future income taxes		(89,600)
Asset retirement obligation		(4,438)
Goodwill		77,188
Petroleum and natural gas properties and equipment		427,963
Total consideration	$	349,113

Included in the working capital deficiency are the estimated proceeds of $6,264 on the exercise of outstanding Find stock options.

Upon acquisition, Find's short-term credit facility will be repaid using Shiningbank's long-term credit facility.

(c) Completion of the proposed acquisition whereby all issued and outstanding Find common shares are acquired by Shiningbank on the basis of 0.465 of a Trust Unit for each Find common share. It is assumed that 17,298,008 Trust Units will be issued.

(d) Interest is calculated at Shiningbank's average cost of borrowing on incremental bank indebtedness arising from the acquisition.

(e) The provisions for depreciation, depletion and accretion are adjusted as a result of the increase in property, plant and equipment carrying costs recorded under the purchase method of accounting.

(f) Large corporation tax has been adjusted to reflect the impact of the change in debt, trust units, asset retirement obligation, and future income taxes.

(g) The future income tax liability and provision for income taxes have been adjusted to incorporate all pro forma adjustments.

(h) General and administrative expenses have been adjusted to reflect the Fund's estimate of incremental costs related to the acquisition. A total of $5.3 million of general and administrative expenses was removed from the unaudited pro forma statement of earnings for the year ended December 31, 2005, representing transactions fees and expenses of the Blizzard acquisition. These charges were expensed by Blizzard in the period prior to the acquisition.

(i) The earnings per Trust Unit amounts were calculated using the weighted average number of Shiningbank Trust Units outstanding during the three months ended March 31, 2006 and the year ended December 31, 2005 had the equity issue noted in (c) occurred on January 1, 2006 and January 1, 2005, respectively. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 85,894,683 (diluted – 86,395,993) for the three months ended March 31, 2006. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 77,009,335 (diluted – 77,975,025) for the year ended December 31, 2005.

(j) On September 28, 2005, the Fund issued 4,100,000 Trust units for net proceeds of $94,952,750, after deducting estimated underwriters fees and expenses of the issue of $5,292,250. The effect of this issuance on interest expense has been reflected in the pro forma statement of earnings for the year ended December 31, 2005 as if it had occurred on January 1, 2005.

(k) Oil and natural gas sales have been adjusted to reclassify transportation costs.

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Ltd.

By Mail

Corporate Actions
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary

Corporate Actions
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toronto

Corporate Actions
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Email: corporateactions@computershare.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT:


Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-390-5138

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at the telephone numbers and location set out above.

File No. 82-34977



August 4, 2006 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy Announces Second Quarter 2006 Financial Results

Shiningbank Energy Income Fund (the "Fund"), today announced its financial results for the three months ended June 30, 2006. Production for the second quarter was 22,386 barrels of oil equivalent per day (boe/d) where natural gas is converted to barrels of oil equivalent on the basis of 6 mcf per boe. Revenues, funds flow and net earnings all increased over the comparable period in 2005 due mainly to higher production. The accompanying table provides additional highlights.

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Financial						
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 93,011**	$ 83,222	12	**$ 199,054**	$ 163,361	22
Earnings before income taxes	**9,797**	17,015	(42)	**30,346**	29,904	1
Future income tax recovery	**(14,099)**	(1,766)	698	**(17,752)**	(3,252)	446
Net earnings	**23,896**	18,781	27	**48,098**	33,156	45
Funds flow from operations	**53,349**	46,353	15	**115,802**	90,862	27
Funds flow from operations per weighted average Trust Unit	**0.78**	0.85	(8)	**1.69**	1.66	2
Distributions to unitholders	**49,956**	37,628	33	**104,651**	75,125	39
Distributions per Trust Unit	**0.73**	0.69	6	**1.53**	1.38	11
Long term debt	**279,343**	207,432	35	**279,343**	207,432	35
Unitholders' equity	**687,633**	482,289	43	**687,633**	482,289	43
Operations						
Daily production						
Oil (bbl/d)	**2,290**	2,354	(3)	**2,228**	2,341	(5)
Natural gas (mmcf/d)	**103.7**	81.7	27	**102.5**	84.2	22
Natural gas liquids (bbl/d)	**2,804**	2,926	(4)	**2,789**	3,083	(10)
Oil equivalent (boe/d)	**22,386**	18,891	19	**22,108**	19,458	14
Average prices (including hedging)						
Oil ($/bbl)	**$ 71.34**	$ 56.75	26	**$ 65.59**	$ 56.50	16
Natural gas ($/mcf)	**$ 6.66**	$ 7.80	(15)	**$ 7.73**	$ 7.41	4
Natural gas liquids ($/bbl)	**$ 59.96**	$ 45.29	32	**$ 57.03**	$ 45.61	25
Oil equivalent ($/boe)	**$ 45.67**	$ 47.83	(5)	**$ 49.64**	$ 46.08	8
Unit Trading						
Units traded (thousands)	**17,018**	8,916	91	**44,514**	18,490	141
Value traded ($ thousands)	**$ 388,185**	$ 186,959	108	**$ 1,072,923**	$ 398,888	169
Unit price						
High	**$ 26.18**	$ 22.19		**$ 29.52**	$ 23.35	
Low	**$ 18.72**	$ 19.60		**$ 18.72**	$ 19.60	
Close	**$ 21.20**	$ 21.55		**$ 21.20**	$ 21.55	
Units outstanding, end of period (thousands)	**68,427**	54,524		**68,427**	54,524	

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three and six month periods ended June 30, 2006. This information is provided as of August 3, 2006. The second quarter and half-year results have been compared with the corresponding periods in 2005. This discussion and analysis should be read in conjunction with the Fund's audited consolidated comparative financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes, and the Annual Information Form ("AIF") for the year ended December 31, 2005. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this discussion and analysis are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Management Discussion and Analysis and the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Recent Development

On July 13, 2006, Shiningbank and Find Energy Ltd. ("Find") jointly announced that Shiningbank Energy Ltd. (a wholly-owned subsidiary of Shiningbank) had made an offer to acquire all of the outstanding common shares of Find on the basis of 0.465 of a Trust Unit of the Fund for each common share of Find. The offer was mailed to shareholders of Find on July 31, 2006, is open for acceptance until September 6, 2006 and is conditional upon, among other things, there being validly deposited under the offer at least 66⅔% of the common shares of Find, calculated on a diluted basis.

Results of Operations

Production Volumes

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Oil (bbl/d)	**2,290**	2,354	(3)	**2,228**	2,341	(5)
Natural gas (mmcf/d)	**103.7**	81.7	27	**102.5**	84.2	22
Natural gas liquids (bbl/d)	**2,804**	2,926	(4)	**2,789**	3,083	(10)
Oil equivalent (boe/d)	**22,386**	18,891	19	**22,108**	19,458	14
Natural gas % of production	**77%**	72%	5	**77%**	72%	5

Daily production for the second quarter averaged 22,386 boe/d, up 19% from the same period last year. For the first half of the year, daily production volumes averaged 22,108 boe/d, 14% higher than 2005. The increase was primarily due to the acquisition of Blizzard Energy Inc. ("Blizzard"), which closed August 2, 2005. The Blizzard assets contributed 19% to second quarter 2006 production and 18% to production year to date. Production growth was partially offset by the natural declines of producing properties, which are estimated to average 15% per year, and by fourth quarter 2005 dispositions which averaged 300 boe/d. Oil and NGL production was lower than in the 2005 comparative periods due to natural declines. Production for the remainder of 2006 is anticipated to average 25,000 to 25,500 boe/d assuming that the proposed acquisition of Find closes in early September 2006.

Pricing - Including Hedging Activity

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Average prices - including hedging						
Oil ($/bbl)	**$ 71.34**	$ 56.75	26	**$ 65.59**	$ 56.50	16
Natural gas ($/mcf)	**$ 6.66**	$ 7.80	(15)	**$ 7.73**	$ 7.41	4
Natural gas liquids ($/bbl)	**$ 59.96**	$ 45.29	32	**$ 57.03**	$ 45.61	25
Oil equivalent ($/boe)	**$ 45.67**	$ 47.83	(5)	**$ 49.64**	$ 46.08	8
Benchmark prices						
WTI (US$/bbl)	**$ 70.70**	$ 53.20	33	**$ 67.09**	$ 51.51	30
AECO natural gas (Cdn$/mcf)	**$ 6.27**	$ 7.37	(15)	**$ 7.77**	$ 7.03	11

Natural Gas

Shiningbank's realized natural gas price averaged $6.66/mcf for the quarter, 15% lower than second quarter 2005. Year to date, the average price was 4% higher at $7.73. Hedging increased the realized gas price by $0.08/mcf for the quarter and $0.09/mcf year to date. This compares with a 2005 hedging loss of $0.05/mcf for the quarter and no significant impact on the year to date 2005 price. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in first quarter 2006 due to a reduction in daily versus monthly index gas prices. This variation did not occur in the second quarter and is not expected in the remainder of 2006, but could occur again in periods of rapidly weakening daily prices.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $71.34/bbl, up 26% from second quarter 2005. Realized oil prices for the first half were $65.59/bbl, up 16% from first half 2005. Hedging had no effect on the price for the quarter, but added $0.01/bbl year to date. This compares with 2005 hedging losses of $0.83/bbl for the quarter and $0.61/bbl for the first six months.

The benchmark West Texas Intermediate ("WTI") price averaged 33% higher for the quarter and 30% year to date; however, the relative strength of the Canadian dollar moderated the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$75.00/bbl for the remainder of 2006.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 32% higher than in second quarter 2005 at $59.96/bbl, and 25% higher year to date at $57.03/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In second quarter 2006, the Fund's NGL prices averaged 84%, slightly higher than usual due to strong demand for NGL for use as diluent in the transportation of heavy oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50/GJ floor $9.75/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
July 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$6.47/GJ
September 1, 2006 – December 31, 2006	Gas	10,000 GJ/d	$6.65/GJ
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Revenues

	Three months ended June 30,				Six months ended June 30,			
(000s)	**2006**	**% of Revenue**	2005	% of Revenue	**2006**	**% of Revenue**	2005	% of Revenue
Oil	**$ 14,867**	**16**	$ 12,335	15	**$ 26,448**	**13**	$ 24,193	15
Natural gas	**62,090**	**67**	58,364	70	**141,790**	**71**	112,931	69
Natural gas liquids	**15,302**	**16**	12,057	14	**28,788**	**15**	25,453	15
Other income	**(14)**	**-**	1,005	1	**401**	**-**	1,077	1
Gas hedging	**766**	**1**	(360)	-	**1,627**	**1**	(36)	-
Oil hedging	**-**	**-**	(179)	-	**-**	**-**	(257)	-
	$ 93,011	**100**	$ 83,222	100	**$ 199,054**	**100**	$ 163,361	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

(000s)	Three months ended June 30, 2006/2005	Six months ended June 30, 2006/2005
Oil and natural gas liquids		
Volume decrease	**$ (828)**	**$ (3,579)**
Price increase	**6,784**	**9,426**
Net increase	**$ 5,956**	**$ 5,847**
Natural gas		
Volume increase	**$ 15,667**	**$ 24,601**
Price increase (decrease)	**(10,815)**	**5,921**
Net increase	**$ 4,852**	**$ 30,522**

Royalties

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Total royalties, net (000s)	**$ 16,062**	$ 17,063	(6)	**$ 36,435**	$ 35,604	2
As a % of revenue	**17.3%**	20.5%	(16)	**18.3%**	21.8%	(16)
Per boe	**$ 7.88**	$ 9.93	(21)	**$ 9.11**	$ 10.11	(10)

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased by 16% in both the second quarter and year to date due to increasing production from the Sousa area where the Fund has lower royalty rates, combined with several one-time recoveries. The Fund expects royalty rates to average 20% for the remainder of 2006, including the effect of the Find properties which have slightly higher royalty rates.

Transportation Costs

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Transportation costs (000s)	**$ 1,381**	$ 1,075	28	**$ 2,832**	$ 2,242	26
Per boe	**$ 0.68**	$ 0.63	8	**$ 0.71**	$ 0.64	11

Transportation costs increased 8% on a boe basis from second quarter 2005 and 11% year to date due to higher transportation costs related to the Blizzard properties. Transportation costs are expected to average $0.75/boe for the remainder of 2006.

Operating Costs

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Operating costs (000s)	**$ 17,064**	$ 13,949	22	**$ 33,198**	$ 25,721	29
Per boe	**$ 8.38**	$ 8.11	3	**$ 8.30**	$ 7.30	14

Operating costs on a boe basis increased 3% from second quarter 2005 and 14% year over year due to industry cost pressures, higher fuel and power costs together with workover costs at Sousa in first quarter. The increases were partially offset by the incorporation of the Blizzard properties which have lower operating costs. Operating costs are expected to decline to $7.50/boe for the remainder of 2006 with the incorporation of lower operating cost properties from Find contributing to the stability of this rate later in the year.

Operating Netbacks

($/boe)	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Oil and natural gas sales	**$ 45.67**	$ 47.83	(5)	**$ 49.64**	$ 46.08	8
Other income (loss)	**(0.01)**	0.58	(102)	**0.10**	0.31	(68)
Royalties	**(7.88)**	(9.93)	(21)	**(9.11)**	(10.11)	(10)
Transportation costs	**(0.68)**	(0.63)	8	**(0.71)**	(0.64)	11
Operating costs	**(8.38)**	(8.11)	3	**(8.30)**	(7.30)	14
Operating netbacks	**$ 28.72**	$ 29.74	(3)	**$ 31.62**	$ 28.34	12

Total operating netbacks decreased 3% quarter over quarter due mainly to lower natural gas prices. Year to date total operating netbacks increased 12% over 2005 primarily as a result of higher commodity prices. This increase was partially offset by higher transportation and operating costs.

General and Administrative Costs

	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
General and administrative costs (000s)	**$ 2,156**	$ 1,750	23	**$ 4,869**	$ 3,927	24
Per boe	**$ 1.06**	$ 1.02	4	**$ 1.22**	$ 1.12	9
Per average Trust Unit	**$ 0.03**	$ 0.03	-	**$ 0.07**	$ 0.07	-

General and administrative costs increased 4% on a boe basis from second quarter 2005 and 9% year over year due to higher activity levels related to acquisitions and development activities, higher costs due to additional regulatory requirements and significant pressure on salaries and benefits in a very competitive environment for staff. General and administrative costs are expected to be approximately $1.45/boe for full year 2006, including incremental costs from the Find acquisition.

Interest on Long Term Debt

	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Interest on long term debt (000s)	**$ 3,276**	$ 1,931	70	**$ 5,939**	$ 3,775	57
Per boe	**$ 1.61**	$ 1.12	44	**$ 1.48**	$ 1.07	38
Per average Trust Unit	**$ 0.05**	$ 0.04	25	**$ 0.09**	$ 0.07	29

Interest expense per average Trust Unit increased 25% from second quarter 2005 and 29% for the six month period. The increase was due to higher debt levels resulting from an active development program and higher interest rates. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for the remainder of 2006 is expected to be approximately $1.75/boe.

Depletion, Depreciation and Accretion

	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Depletion, depreciation and accretion (000s)	**$ 42,473**	$ 29,367	45	**$ 83,292**	$ 60,004	39
Per boe	**$ 20.85**	$ 17.08	22	**$ 20.81**	$ 17.04	22

Depletion, depreciation and accretion per boe rose 22% for both the second quarter and six month period. The increase was primarily related to the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005 and the Blizzard acquisition in third quarter 2005.

Trust Unit Incentive Compensation

	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Trust Unit incentive compensation (000s)	**$ 955**	$ 607	57	**$ 1,916**	$ 1,222	57
Per boe	**$ 0.47**	$ 0.35	34	**$ 0.48**	$ 0.35	37

During second quarter 2006, three new issues aggregating 45,000 Trust Unit rights were granted (2005 – three issues totalling 50,000 Trust Unit rights). Five new issues of rights aggregating 901,000 (2005 – 767,500) have been granted during the year. The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total second quarter 2006 expense of $955,000 (2005 - $607,000) represented the fair value of rights issued during 2003 through to mid-2006. During the first six months of 2006, the total expense was $1.9 million (2005 - $1.2 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

Internalization of Management Contract

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Internalization of management contract (000s)	**$ 124**	$ 368	(66)	**$ 248**	$ 736	(66)
Per boe	**$ 0.06**	$ 0.21	(71)	**$ 0.06**	$ 0.21	(71)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During second quarter 2006, $124,000 (2005 - $368,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the first six months of 2006, $248,000 was expensed (2005 – $736,000).

Taxes

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Capital and large corporation taxes (000s)	**$ (277)**	$ 97	(386)	**$ (21)**	$ 226	(109)
Future income tax recovery (000s)	**$ (14,099)**	$ (1,766)	698	**$ (17,752)**	$ (3,252)	446
Per boe	**$ (7.06)**	$ (0.97)	628	**$ (4.45)**	$ (0.86)	417

The Fund is obligated to pay provincial capital taxes in its operating entities. Under the Fund's structure, payments are made from Shiningbank Energy Ltd. to the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities. First quarter 2006 provisions for federal large corporations tax were reversed in second quarter reflecting recently introduced changes to the Tax Act. Future income taxes were also lower mainly due to lower tax rates enacted in the second quarter of 2006.

Earnings

The following table sets out changes in earnings before and after income taxes.

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Earnings before income taxes (000s)	**$ 9,797**	$ 17,015	(42)	**$ 30,346**	$ 29,904	1
Per Trust Unit - basic	**$ 0.14**	$ 0.31	(55)	**$ 0.44**	$ 0.55	(20)
Per Trust Unit - diluted	**$ 0.14**	$ 0.31	(55)	**$ 0.44**	$ 0.54	(19)
Net earnings (000s)	**$ 23,896**	$ 18,781	27	**$ 48,098**	$ 33,156	45
Per Trust Unit - basic	**$ 0.35**	$ 0.34	3	**$ 0.70**	$ 0.61	15
Per Trust Unit - diluted	**$ 0.35**	$ 0.34	3	**$ 0.70**	$ 0.60	17

Distributions to Unitholders

(000s except per Trust Unit amounts)	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Funds flow from operations	**$ 53,349**	$ 46,353	15	**$ 115,802**	$ 90,862	27
Capital expenditures	**(23,153)**	(11,270)	105	**(76,827)**	(25,732)	199
Asset retirement expenditures	**(1,105)**	(437)	153	**(1,383)**	(910)	52
Working capital adjustments	**20,865**	2,982	600	**67,059**	10,905	515
Distributions to unitholders	**$ 49,956**	$ 37,628	33	**$ 104,651**	$ 75,125	39
Distributions per Trust Unit	**$ 0.73**	$ 0.69	6	**$ 1.53**	$ 1.38	11
Trust Units outstanding, end of period	**68,427**	54,524	25	**68,427**	54,524	25
Payout ratio	**94%**	81%		**90%**	83%	

Total distributions to unitholders increased 33% for the second quarter and 39% year to date over 2005. The increases were attributable to improved funds flow due mainly to higher production volumes. The increase in the number of Trust Units outstanding and larger deductions for planned capital expenditures partially offset the higher funds flow. The Fund paid out 94% of its funds flow for second quarter 2006 and 90% year to date (2005 – 81% second quarter, 83% first half). Accumulated Trust Unit distributions since inception total $794.9 million.

On a per Trust Unit basis, distributions increased 6% for second quarter 2006 and 11% year to date. Distributions in fourth quarter 2005 were increased to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and strength in natural gas prices. Due to the weakening in natural gas prices in 2006, distributions were decreased to $0.25 per Trust Unit for the distribution paid on April 15, 2006 with a further decrease to $0.23 per Trust Unit for the distribution payable on August 15, 2006. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

(000s)	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Cash flow from operating activities	**$ 50,263**	$ 50,516	(1)	**$ 114,499**	$ 103,524	11
Change in non-cash working capital	**1,981**	(4,600)	(143)	**(80)**	(13,572)	(99)
Asset retirement expenditures	**1,105**	437	153	**1,383**	910	52
Funds flow from operations	**$ 53,349**	$ 46,353	15	**$ 115,802**	$ 90,862	27

Quarterly Financial Information

(000s except per Trust Unit amounts)	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Oil and natural gas sales	**$ 93,011**	$ 106,043	$ 144,539	$ 111,763
Earnings before income taxes	**9,797**	20,549	49,336	28,259
Per Trust Unit - basic	**0.14**	0.30	0.72	0.46
- diluted	**0.14**	0.30	0.71	0.46
Net earnings	**23,896**	24,202	50,085	30,995
Per Trust Unit - basic	**0.35**	0.35	0.73	0.51
- diluted	**0.35**	0.35	0.72	0.50
Funds flow from operations	**53,349**	62,453	94,181	67,721
Per weighted average Trust Unit	**0.78**	0.91	1.38	1.11
Distributions to unitholders	**49,956**	54,695	61,391	45,750
Per Trust Unit	**0.73**	0.80	0.90	0.69
Payout ratio	**94%**	88%	65%	68%

	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Oil and natural gas sales	$ 83,222	$ 80,139	$ 82,453	$ 74,713
Earnings before income taxes	17,015	12,889	13,974	12,297
Per Trust Unit - basic	0.31	0.24	0.26	0.24
- diluted	0.31	0.23	0.25	0.23
Net earnings	18,781	14,375	88,038	15,900
Per Trust Unit - basic	0.34	0.26	1.62	0.30
- diluted	0.34	0.26	1.60	0.29
Funds flow from operations	46,353	44,509	47,220	42,924
Per weighted average Trust Unit	0.85	0.81	0.87	0.80
Distributions to unitholders	37,628	37,497	37,390	37,226
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	81%	84%	79%	87%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program, and changes in realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Outlook in second quarter 2005 and again with the acquisition of Blizzard in third quarter 2005. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in the first half of 2006 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third and fourth quarter 2005 followed by a return to more normal levels in first and second quarter 2006. Oil prices increased substantially in late 2004 and continued to rise in 2005 and 2006. Distributions per Trust Unit increased 6% in second quarter 2006 from the same period in 2005 based on overall production growth and the strength in pricing for oil and NGL. The increase in funds flow was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

Costs for Development Activities

A total of $23.2 million was spent on drilling and new facilities during second quarter 2006 and $76.8 million in first half 2006, compared with $11.3 million and $25.7 million, respectively, for the same periods in 2005. Funds flow contributed $3.4 million of the second quarter expenditures and $11.2 million of the year to date expenditures, with the balance funded by proceeds from the Fund's Distribution Reinvestment Plan, bank debt and working capital drawdown.

A total of 126 wells (88.3 net) were drilled in the first half of 2006, of which 109 (82.7 net) were successful gas wells, 14 (3.5 net) were successful oil wells, one (0.1 net) was a service well and two (2.0 net) were dry and abandoned.

In the remainder of 2006, the Fund plans to spend an additional $35 to $40 million, exclusive of potential spending relating to the Find acquisition, on drilling, tie-ins, new facilities and maintenance capital. This

will be funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan and debt financing.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Long Term Debt

The Fund has a $365 million revolving credit facility, which was increased from $330 million in April 2006, with a syndicate of Canadian chartered banks of which $279.3 million was drawn at June 30, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 26, 2007. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At June 30, 2006, the debt to annualized funds flow ratio was 1.3:1.

Unitholders' Equity

A total of 48,482 Trust Units were issued during the second quarter (240,712 year to date) under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of August 3, 2006, the Fund had 68,442,682 Trust Units, 184,326 non-escrowed Exchangeable Shares and 151,549 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next two years under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of June 30, 2006, the exchange rate was 1.51419 Trust Units for each Exchangeable Share.

Contractual Obligations

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	$ **279,343**	$ -	$ 279,343	$ -	$ -
Operating leases	**10,294**	2,060	5,220	3,014	-
Pipeline transportation	**2,859**	1,139	1,720	-	-
Total obligations	$ **292,496**	$ 3,199	$ 286,283	$ 3,014	$ -

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan, debt financing and periodic equity financing.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environment, Health, Safety and Reserve Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligation

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

Related Party Transactions

During the six months ended June 30, 2006, Shiningbank incurred $170,000 for legal services (2005 - $192,000) provided by a firm in which a current director is a partner, $64,000 of which was outstanding at June 30, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Consolidated Balance Sheets

(unaudited) ($ thousands)	June 30, 2006	December 31, 2005
Assets		
Current assets		
Accounts receivable	$ **59,833**	$ 76,945
Prepaid expenses	**6,540**	6,747
	66,373	83,692
Fixed assets		
Petroleum and natural gas properties and equipment	**1,618,858**	1,539,488
Accumulated depletion and depreciation	**(587,406)**	(505,150)
	1,031,452	1,034,338
Goodwill	**51,124**	51,124
Other assets	**491**	426
	$ **1,149,440**	$ 1,169,580
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ **56,536**	$ 78,332
Trust Unit distributions payable	**32,849**	40,950
	89,385	119,282
Long term debt (note 2)	**279,343**	199,129
Future income taxes	**66,077**	83,829
Asset retirement obligation	**27,002**	30,348
Unitholders' equity		
Trust Units (note 3)	**1,002,301**	996,855
Exchangeable Shares (note 3)	**4,496**	4,248
Contributed surplus (note 3)	**4,864**	3,364
Deficit	**(324,028)**	(267,475)
	687,633	736,992
Commitments and contingencies (note 6)		
Subsequent event (note 8)		
	$ **1,149,440**	$ 1,169,580

See selected accompanying notes to the interim financial statements

Consolidated Statements of Earnings and Deficit

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Revenues				
Oil and natural gas sales	**$ 93,011**	$ 83,222	**$ 199,054**	$ 163,361
Royalties	**16,062**	17,063	**36,435**	35,604
	76,949	66,159	**162,619**	127,757
Expenses				
Transportation	**1,381**	1,075	**2,832**	2,242
Operating	**17,064**	13,949	**33,198**	25,721
General and administrative	**2,156**	1,750	**4,869**	3,927
Interest on long term debt	**3,276**	1,931	**5,939**	3,775
Depletion, depreciation and accretion	**42,473**	29,367	**83,292**	60,004
Trust Unit incentive compensation (note 3)	**955**	607	**1,916**	1,222
Internalization of management contract	**124**	368	**248**	736
	67,429	49,047	**132,294**	97,627
Earnings before taxes	**9,520**	17,112	**30,325**	30,130
Capital and large corporation taxes	**(277)**	97	**(21)**	226
Future income tax recovery	**(14,099)**	(1,766)	**(17,752)**	(3,252)
Net earnings	**$ 23,896**	$ 18,781	**$ 48,098**	$ 33,156
Deficit, beginning of period	**(297,968)**	(222,567)	**(267,475)**	(199,445)
Distributions to unitholders	**(49,956)**	(37,628)	**(104,651)**	(75,125)
Deficit, end of period	**$ (324,028)**	$ (241,414)	**$ (324,028)**	$ (241,414)
Net earnings per Trust Unit (note 3)				
Basic	**$ 0.35**	$ 0.34	**$ 0.70**	$ 0.61
Diluted	**$ 0.35**	$ 0.34	**$ 0.70**	$ 0.60

See selected accompanying notes to the interim financial statements

Consolidated Statements of Cash Flows

(unaudited) ($ thousands)	Three months ended June 30, 2006	2005	Six months ended June 30, 2006	2005
Operating activities				
Net earnings	**$ 23,896**	$ 18,781	**$ 48,098**	$ 33,156
Items not requiring cash				
Depletion, depreciation and accretion	**42,473**	29,367	**83,292**	60,004
Internalization of management contract	**124**	368	**248**	736
Trust Unit incentive compensation	**955**	607	**1,916**	1,222
Gain on sale of other assets	**-**	(1,004)	**-**	(1,004)
Future income tax recovery	**(14,099)**	(1,766)	**(17,752)**	(3,252)
Funds flow from operations	**53,349**	46,353	**115,802**	90,862
Asset retirement expenditures	**(1,105)**	(437)	**(1,383)**	(910)
Change in non-cash working capital (note 4)	**(1,981)**	4,600	**80**	13,572
	50,263	50,516	**114,499**	103,524
Financing activities				
Increase in long term debt	**46,984**	28,686	**80,214**	25,285
Distributions to unitholders	**(49,956)**	(37,628)	**(104,651)**	(75,125)
Issue of Trust Units	**999**	3,263	**5,030**	6,356
	(1,973)	(5,679)	**(19,407)**	(43,484)
Change in non-cash working capital (note 4)	**(1,342)**	86	**(8,101)**	169
	(3,315)	(5,593)	**(27,508)**	(43,315)
Investing activities				
Property acquisitions	**(4,829)**	(14)	**(5,607)**	(1,333)
Corporate acquisitions	**-**	(31,360)	-	(31,360)
Capital expenditures	**(23,153)**	(11,270)	**(76,827)**	(25,732)
Proceeds on sale of properties	**-**	(66)	**-**	(56)
Proceeds on sale of other assets	**-**	1,004	**-**	1,336
	(27,982)	(41,706)	**(82,434)**	(57,145)
Change in non-cash working capital (note 4)	**(18,966)**	(3,217)	**(4,557)**	(3,064)
	(46,948)	(44,923)	**(86,991)**	(60,209)
Change in cash	**$ -**	$ -	**$ -**	$ -
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**$ -**	$ -	**$ -**	$ -

See selected accompanying notes to the interim financial statements

(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management using Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2005 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Fund's 2005 financial report.

2. Long Term Debt

Shiningbank Energy Ltd. (the "Corporation") maintains a $365 million revolving credit facility (increased from $330 million in April 2006) with a syndicate of Canadian chartered banks of which $279.3 million was drawn at June 30, 2006. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 26, 2007.

3. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount
Balance, December 31, 2005	68,186,198	$ 996,855
Issued for cash under Distribution Reinvestment Plan	134,314	3,369
Issued on exercise of rights	106,398	1,694
Less: Commissions and issue costs		(33)
Transfer from contributed surplus on exercise of rights		416
Balance, June 30, 2006	68,426,910	$ 1,002,301

(c) Exchangeable Shares [1]

	Number	Amount
Balance, December 31, 2005	184,326	$ 4,248
Amortization of deferred portion		248
Balance, June 30, 2006	184,326	$ 4,496
Exchange ratio, June 30, 2006	1.51419	
Trust Units issuable upon conversion of non-escrowed shares	279,105	
Trust Units issuable upon conversion of 151,549 escrowed shares	229,474	
Total Trust Units issuable upon conversion of all shares	508,579	

[1] Exchangeable Shares are non-transferable.

(d) Trust Unit Rights Incentive Plan

At June 30, 2006, there were 2,616,269 (2005 - 1,937,734) rights outstanding, of which 973,602 (2005 – 620,234) were exercisable at a weighted average exercise price of $13.75 (2005 - $13.29).

Rights	Number	Weighted Average Exercise Price
Balance, December 31, 2005	1,855,000	$ 16.74
Granted	901,000	$ 28.78
Exercised	(106,398)	$ 15.92
Forfeited	(33,333)	$ 24.79
Balance before reduction of exercise price	2,616,269	$ 20.82
Reduction of exercise price		(0.84)
Balance, June 30, 2006	2,616,269	$ 19.98

The following table summarizes information about Trust Unit rights outstanding and exercisable at June 30, 2006:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2006	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable at June 30, 2006	Weighted Average Exercise Price
$8.00 to $15.99	899,501	6.6	$ 12.61	740,501	$ 12.08
$16.00 to $20.99	790,768	8.5	$ 19.13	233,101	$ 19.06
$21.00 to $28.99	926,000	9.5	$ 27.87	-	$ -
$8.00 to $28.99	2,616,269	8.2	$ 19.98	973,602	$ 13.75

Shiningbank recorded Trust Unit incentive compensation expense of $1,916,000 for the six months ended June 30, 2006 (2005 – $1,222,000) and $955,000 for the quarter (2005 - $607,000) for rights issued between 2003 and 2006. This expense is related to costs reported in general and administrative expenses on the statement of earnings and deficit.

The following table reconciles the movement in the contributed surplus balance:

	Amount
Contributed surplus	
Balance, December 31, 2005	$ 3,364
Trust Unit incentive compensation	1,916
Net benefit on rights exercised [1]	(416)
Balance, June 30, 2006	$ 4,864

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $5.6 million fair value of the 901,000 rights issued during the first half of 2006 - $6.21 per right (2005 - $4.65 per right) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 4.1% to 4.6% (2005 – 3.8% to 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e) Per Trust Unit amounts

For the six months ended June 30, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 68,639,660 (2005 - 54,714,567) and for the three months ended June 30, 2006 was 68,682,173 (2005 – 54,813,864). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares added 510,930 Trust Units (2005 – 677,306) for the six months, and 427,322 (2005 – 596,453) for the quarter to the weighted average number of Trust Units outstanding.

4. Other Cash Flow Disclosures

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Change in non-cash operating working capital				
Accounts receivable	**$ 3,167**	$ (1,193)	**$ 17,112**	$ 6,242
Prepaid expenses	**153**	17	**207**	15
Accounts payable and accrued liabilities	**(5,301)**	5,776	**(17,239)**	7,315
	$ (1,981)	$ 4,600	**$ 80**	$ 13,572
Change in non-cash financing working capital				
Distributions payable to unitholders	**$ (1,342)**	$ 86	**$ (8,101)**	$ 169
Change in non-cash investing working capital				
Accounts payable for capital accruals	**$ (18,966)**	$ (3,217)	**$ (4,557)**	$ (3,064)
Cash payments				
Cash payments made for taxes	**$ 198**	$ 88	**$ 596**	$ 92
Cash payments made for interest	**$ 2,135**	$ 1,751	**$ 4,742**	$ 3,701

5. Financial Instruments

At June 30, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at June 30, 2006, had the contracts been settled at that time, would have been a gain of $2.6 million.

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50 /GJ floor $9.75/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00 /GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25 /GJ floor $10.50/GJ ceiling
July 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$6.47 /GJ
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Subsequent to June 30, 2006, Shiningbank entered into an additional hedge contract.

Period	Commodity	Volume	Price
September 1, 2006 – December 31, 2006	Gas	10,000 GJ/d	$6.65 /GJ

6. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at June 30, 2006:

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$ **10,294**	$ 2,060	$ 5,220	$ 3,014	$ -
Pipeline transportation	**2,859**	1,139	1,720	-	-
Total obligations	$ **13,153**	$ 3,199	$ 6,940	$ 3,014	$ -

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

7. Related Party Transactions

During the six months ended June 30, 2006, Shiningbank incurred $170,000 for legal services (2005 - $192,000) provided by a firm in which a current director is a partner, $64,000 of which was outstanding at June 30, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

8. Subsequent Event

On July 13, 2006, Shiningbank announced that it had entered into an agreement whereby the Corporation will offer to acquire, by way of a take-over bid, all of the issued and outstanding common shares of Find Energy Ltd. (the "Offer") in exchange for Trust Units of Shiningbank. Total consideration payable is approximately $411 million, including approximately $62 million of assumed net debt. The Offer is expected to close in September 2006.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

File No. 82-34977

Q2

We expect to add approximately 4,900 boe/d in early September upon closing of an offer to acquire TSX-listed Find Energy Ltd.

	Three months ended June 30,			Six months ended June 30,		
Financial	**2006**	2005	%	**2006**	2005	%
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 93,011**	$ 83,222	12	**$ 199,054**	$ 163,361	22
Earnings before income taxes	**9,797**	17,015	(42)	**30,346**	29,904	1
Future income tax recovery	**(14,099)**	(1,766)	698	**(17,752)**	(3,252)	446
Net earnings	**23,896**	18,781	27	**48,098**	33,156	45
Funds flow from operations	**53,349**	46,353	15	**115,802**	90,862	27
Funds flow from operations per weighted average Trust Unit	**0.78**	0.85	(8)	**1.69**	1.66	2
Distributions to unitholders	**49,956**	37,628	33	**104,651**	75,125	39
Distributions per Trust Unit	**0.73**	0.69	6	**1.53**	1.38	11
Long term debt	**279,343**	207,432	35	**279,343**	207,432	35
Unitholders' equity	**687,633**	482,289	43	**687,633**	482,289	43
Operations						
Daily production						
Oil (bbl/d)	**2,290**	2,354	(3)	**2,228**	2,341	(5)
Natural gas (mmcf/d)	**103.7**	81.7	27	**102.5**	84.2	22
Natural gas liquids (bbl/d)	**2,804**	2,926	(4)	**2,789**	3,083	(10)
Oil equivalent (boe/d)	**22,386**	18,891	19	**22,108**	19,458	14
Average prices (including hedging)						
Oil ($/bbl)	**$ 71.34**	$ 56.75	26	**$ 65.59**	$ 56.50	16
Natural gas ($/mcf)	**$ 6.66**	$ 7.80	(15)	**$ 7.73**	$ 7.41	4
Natural gas liquids ($/bbl)	**$ 59.96**	$ 45.29	32	**$ 57.03**	$ 45.61	25
Oil equivalent ($/boe)	**$ 45.67**	$ 47.83	(5)	**$ 49.64**	$ 46.08	8
Unit Trading						
Units traded (thousands)	**17,018**	8,916	91	**44,514**	18,490	141
Value traded ($ thousands)	**$ 388,185**	$ 186,959	108	**$ 1,072,923**	$ 398,888	169
Unit price						
High	**$ 26.18**	$ 22.19		**$ 29.52**	$ 23.35	
Low	**$ 18.72**	$ 19.60		**$ 18.72**	$ 19.60	
Close	**$ 21.20**	$ 21.55		**$ 21.20**	$ 21.55	
Units outstanding, end of period (thousands)	**68,427**	54,524		**68,427**	54,524	

Forward-looking statements

This document contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this document and in the Fund's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

INTERIM

SHININGBANK

ENERGY INCOME FUND

Interim Report 2006

fellow unitholders

President's Message

On July 13, subsequent to the end of the second quarter, we announced an offer to purchase all of the outstanding shares of Find Energy Ltd., ("Find"), a successful TSX-listed junior explorer. We are very excited about the transaction as it will add approximately 4,900 boe/d upon closing in early September. More importantly, Find's substantial undeveloped lands will increase the growth potential in our core liquids-rich natural gas producing area of west-central Alberta.

Q2 2006 HIGHLIGHTS

- PRODUCTION INCREASED 19% FROM Q2 2005 DUE TO THE ACQUISITION OF BLIZZARD ENERGY INC. IN AUGUST 2005, PLUS VOLUMES ADDED THROUGH OUR DEVELOPMENT DRILLING PROGRAM.
- UNITHOLDERS HAVE RECEIVED DISTRIBUTIONS TOTALING $1.53 PER UNIT YEAR TO DATE, UP 11% FROM $1.38 PER UNIT IN 2005.
- GAS PRICES CONTINUED TO FALL AND WERE DOWN 15% FROM LAST YEAR'S SECOND QUARTER AVERAGE DUE TO THE LINGERING EFFECTS OF AN UNSEASONABLY WARM WINTER ON GAS STORAGE INVENTORIES.
- IN LIGHT OF REDUCED GAS PRICES, WE ANNOUNCED THAT THE AUGUST DISTRIBUTION WILL BE $0.23 PER UNIT, THE SAME AMOUNT UNITHOLDERS RECEIVED FROM MID-2003 THROUGH TO LATE 2005.

That announcement was made following a quarter marked by 19% production growth from second quarter 2005, but continued gas price weakness. While we remain bullish on gas over the long term, prices have fallen substantially since late last year. Our second quarter gas prices averaged $6.66/mcf after a hedging gain of $0.08/mcf, a decrease of 15% from $7.80/mcf for the same period in 2005 and down 43% from $11.70/mcf in last year's fourth quarter. The pricing slide is the direct result of the unusually warm winter across much of North America which slashed demand and has left higher than normal levels of gas in storage.

Distributions and cash flow

Year to date, we have distributed $1.53 per unit compared with $1.38 for the first six months of 2005. Funds flow from operations for the six months was up slightly at $1.69 per unit from $1.66 in 2005, although it was down slightly in the second quarter at $0.78 per unit from $0.85 in 2005. The downward gas price trend has been seen in our distributions.

In the first quarter, unitholders received $0.30 per unit in monthly distributions reflecting a gas price spike late in 2005. For the second quarter, as gas prices softened we reduced distributions to $0.25 per unit per month. In July, we announced a second reduction that will see unitholders receive $0.23 per unit beginning with the August distribution, the same level paid from mid-2003 through to late 2005. We expect the $0.23 per unit to be sustainable in the current gas price environment and with our hedging program which currently has approximately 30% of our volumes locked in at attractive prices through the summer with additional gas hedged through the winter.

Commodity price trends

It is normal to see gas prices soften during the second and third quarters, however, this year it has been more pronounced due to high levels of gas in storage resulting from the unseasonably warm winter across much of North America. This storage overhang has continued to weaken gas prices through the year. While the summer is the injection season when storage is refilled in readiness for the winter heating season, storage builds have been significantly less than in prior years. We expect to see continued price weakness through the rest of the summer and in September and October, typically the pricing low points for the year. However, we do expect a recovery later in the year once the heating season starts in November.

Oil prices are once again setting all-time highs as this is written. For the quarter, our realized prices were $71.34/bbl. In the near term, we have no reason to believe that there will be any material change in oil prices, but we continue to conservatively plan our capital programs around lower prices for both oil and gas.

Acquisition of Find Energy Ltd.

The acquisition of Find was announced in July with the full support of the Boards of Directors of both Shiningbank and Find. For Shiningbank unitholders, the acquisition is a logical extension of our existing west-central Alberta natural gas operations. The addition of Find's significant undeveloped acreage will add substantial low risk opportunities over the next several years, which we will exploit to improve both production volumes and our base of long-life reserves.

Find is a natural gas-weighted oil and gas company with its principal asset directly adjacent to our O'Chiese area – one of the most important locations for our development drilling program. Find's assets will increase production from one of our key areas and provide access to additional gas processing infrastructure in this important area. Find controls infrastructure in each of its core areas and operates the majority of its production which will allow us to develop the properties at our own pace and on a cost-effective basis. Find's properties are also characterized by high working interests, high netbacks and low operating costs of $6.09/boe based on first quarter results, which should have the net effect of reducing Shiningbank's overall operating costs.

A takeover bid offer and circular was mailed to all Find shareholders on July 31 with shares required to be tendered by September 6, the expected closing date. Shiningbank is offering 0.465 of a Trust Unit for each common share of Find. The following are some of the key highlights of the transaction:

- Two-thirds of Find's shares are required to be tendered; almost one-third has already been committed by Find's directors, officers and certain insiders.
- The transaction is expected to be immediately accretive to Shiningbank unitholders on all key per unit metrics including cash flow, production and net asset value.
- Shiningbank will issue approximately 17.3 million units and will assume Find's net debt of $62 million.
- When the deal closes Shiningbank will have a market capitalization of approximately $1.9 billion.
- Shiningbank will add approximately 4,900 boe/d, 77% natural gas, comprised of approximately 22.5 mmcf/d of natural gas and 1,100 bbl/d of oil and NGL.
- New hedges have been put in place by Shiningbank on 10 mmcf/d for the period from September to December 2006 to cover almost half of the acquired natural gas production to help stabilize distributions through what we believe will be a weak pricing point.
- 165,000 net acres of undeveloped land will be added in our core west-central Alberta area, substantially increasing our development drilling opportunities for several years.
- Proved plus probable reserves total 16 mmboe, 71% natural gas and with a reserve life index of 8.9 years.
- Reserves were acquired at a cost of $25.87/boe proved plus probable, net of the value of undeveloped land.
- The potential exists to improve production from the Find properties to approximately 6,000 boe/d over the next year through the tie-in of already completed wells, thus improving the acquisition metrics and the accretion to unitholders.
- Drilling is continuing on Find's undeveloped acreage through the transition period and into the fourth quarter.

Successful development drilling

In the second quarter we refocused our drilling activity away from the winter-only Sousa area to our year-round drilling areas in Ferrier/O'Chiese and Grande Prairie. Of the 21 (6.0 net) wells drilled, eight (3.6 net) wells were in these two areas. Our success rate was 100% which yielded 13 (3.9 net) gas wells, and eight (2.1 net) oil wells. We spent approximately $23 million, bringing our year to date expenditures to $77 million. Capital expenditures in the second half of the year are expected to slow down somewhat and we are planning to spend approximately $125 million by year end, including capital on the Find properties, up from our previous estimates.

A fundamental in our program is to be very selective about targeting prospects with the best economic impact, particularly in the current environment of increased costs and lower short-term gas prices. The Find acquisition will add to our inventory of high quality drillable prospects with continued drilling on these new properties planned through the third and fourth quarters.

Third quarter outlook

In the third quarter, our low-risk drilling program should continue to offset our natural production declines and stabilize our production volumes. The addition of Find in September will increase volumes by about 4,900 boe/d with the full impact to be seen in the fourth quarter. Our guidance for the second half of the year has been increased to 25,000 to 25,500 boe/d reflecting the impact of the Find acquisition from early September to year end. While gas prices have been weak, our high quality properties are continuing to deliver excellent netbacks and cash flow. As a result, we expect the $0.23 per unit monthly distribution to be sustainable in the current gas price environment barring further and lengthy price declines.

In closing

In closing, I would like to mention that on July 31, Shiningbank marked its 10th anniversary. Over that time, we have generated an annual 29% compound rate of return and delivered cash distributions in excess of $23 per unit, making us one of the top performers in the energy trust sector. Our superior returns have been based on strategic fundamentals that stress the acquisition of quality assets that are immediately accretive to our unitholders, and building a base of properties with stable production characteristics, long life reserves and opportunities for low risk development drilling. The Find acquisition meets all of those criteria, and we look forward to Find shareholders and Shiningbank unitholders benefiting from the combined entity.

[Signed]

David M. Fitzpatrick
President and Chief Executive Officer

August 3, 2006

management's discussion and analysis

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three and six month periods ended June 30, 2006. This information is provided as of August 3, 2006. The second quarter and half-year results have been compared with the corresponding periods in 2005. This MD&A should be read in conjunction with the Fund's audited consolidated comparative financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes, and the Annual Information Form ("AIF") for the year ended December 31, 2005. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this MD&A are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the MD&A and the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Recent Development

On July 13, 2006, Shiningbank and Find Energy Ltd. ("Find") jointly announced that Shiningbank Energy Ltd. (a wholly-owned subsidiary of Shiningbank) had made an offer to acquire all of the outstanding common shares of Find on the basis of 0.465 of a Trust Unit of the Fund for each common share of Find. The offer was mailed to shareholders of Find on July 31, 2006, is open for acceptance until September 6, 2006 and is conditional upon, among other things, there being validly deposited under the offer at least 66⅔% of the common shares of Find, calculated on a diluted basis.

Results of Operations

Production Volumes

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Oil (bbl/d)	**2,290**	2,354	(3)	**2,228**	2,341	(5)
Natural gas (mmcf/d)	**103.7**	81.7	27	**102.5**	84.2	22
Natural gas liquids (bbl/d)	**2,804**	2,926	(4)	**2,789**	3,083	(10)
Oil equivalent (boe/d)	**22,386**	18,891	19	**22,108**	19,458	14
Natural gas % of production	**77%**	72%	5	**77%**	72%	5

Daily production for the second quarter averaged 22,386 boe/d, up 19% from the same period last year. For the first half of the year, daily production volumes averaged 22,108 boe/d, 14% higher than 2005. The increase was primarily due to the acquisition of Blizzard Energy Inc. ("Blizzard"), which closed August 2, 2005. The Blizzard assets contributed 19% to second quarter 2006 production and 18% to production year to date. Production growth was partially offset by the natural declines of producing properties, which are estimated to average 15% per year, and by fourth quarter 2005 dispositions which averaged 300 boe/d. Oil and NGL production was lower than in the 2005 comparative periods due to natural declines. Production for the remainder of 2006 is anticipated to average 25,000 to 25,500 boe/d assuming that the proposed acquisition of Find closes in early September 2006.

Pricing – Including Hedging Activity

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Average prices – including hedging						
Oil ($/bbl)	**$ 71.34**	$ 56.75	26	**$ 65.59**	$ 56.50	16
Natural gas ($/mcf)	**$ 6.66**	$ 7.80	(15)	**$ 7.73**	$ 7.41	4
Natural gas liquids ($/bbl)	**$ 59.96**	$ 45.29	32	**$ 57.03**	$ 45.61	25
Oil equivalent ($/boe)	**$ 45.67**	$ 47.83	(5)	**$ 49.64**	$ 46.08	8
Benchmark prices						
WTI (US$/bbl)	**$ 70.70**	$ 53.20	33	**$ 67.09**	$ 51.51	30
AECO natural gas (Cdn$/mcf)	**$ 6.27**	$ 7.37	(15)	**$ 7.77**	$ 7.03	11

Natural Gas

Shiningbank's realized natural gas price averaged $6.66/mcf for the quarter, 15% lower than second quarter 2005. Year to date, the average price was 4% higher at $7.73. Hedging increased the realized gas price by $0.08/mcf for the quarter and $0.09/mcf year to date. This compares with a 2005 hedging loss of $0.05/mcf for the quarter and no significant impact on the year to date 2005 price. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in first quarter 2006 due to a reduction in daily versus monthly index gas prices. This variation did not occur in the second quarter and is not expected in the remainder of 2006, but could occur again in periods of rapidly weakening daily prices.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $71.34/bbl, up 26% from second quarter 2005. Realized oil prices for the first half were $65.59/bbl, up 16% from first half 2005. Hedging had no effect on the price for the quarter, but added $0.01/bbl year to date. This compares with 2005 hedging losses of $0.83/bbl for the quarter and $0.61/bbl for the first six months.

The benchmark West Texas Intermediate ("WTI") price averaged 33% higher for the quarter and 30% year to date; however, the relative strength of the Canadian dollar moderated the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$75.00/bbl for the remainder of 2006.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 32% higher than in second quarter 2005 at $59.96/bbl, and 25% higher year to date at $57.03/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In second quarter 2006, the Fund's NGL prices averaged 84%, slightly higher than usual due to strong demand for NGL for use as diluent in the transportation of heavy oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50/GJ floor $9.75/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
July 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$6.47/GJ
September 1, 2006 – December 31, 2006	Gas	10,000 GJ/d	$6.65/GJ
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Revenues

	Three months ended June 30,				Six months ended June 30,			
(000s)	**2006**	**% of Revenue**	2005	% of Revenue	**2006**	**% of Revenue**	2005	% of Revenue
Oil	**$ 14,867**	**16**	$ 12,335	15	**$ 26,448**	**13**	$ 24,193	15
Natural gas	**62,090**	**67**	58,364	70	**141,790**	**71**	112,931	69
Natural gas liquids	**15,302**	**16**	12,057	14	**28,788**	**15**	25,453	15
Other income	**(14)**	**–**	1,005	1	**401**	**–**	1,077	1
Gas hedging	**766**	**1**	(360)	–	**1,627**	**1**	(36)	–
Oil hedging	**–**	**–**	(179)	–	**–**	**–**	(257)	–
	$ 93,011	**100**	$ 83,222	100	**$ 199,054**	**100**	$ 163,361	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended June 30,	Six months ended June 30,
(000s)	**2006/2005**	**2006/2005**
Oil and natural gas liquids		
Volume decrease	**$ (828)**	**$ (3,579)**
Price increase	**6,784**	**9,426**
Net increase	**$ 5,956**	**$ 5,847**
Natural gas		
Volume increase	**$ 15,667**	**$ 24,601**
Price increase (decrease)	**(10,815)**	**5,921**
Net increase	**$ 4,852**	**$ 30,522**

Royalties

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Total royalties, net (000s)	**$ 16,062**	$ 17,063	(6)	**$ 36,435**	$ 35,604	2
As a % of revenue	**17.3%**	20.5%	(16)	**18.3%**	21.8%	(16)
Per boe	**$ 7.88**	$ 9.93	(21)	**$ 9.11**	$ 10.11	(10)

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased by 16% in both the second quarter and year to date due to increasing production from the Sousa area where the Fund has lower royalty rates, combined with several one-time recoveries. The Fund expects royalty rates to average 20% for the remainder of 2006, including the effect of the Find properties which have slightly higher royalty rates.

Transportation Costs

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Transportation costs (000s)	**$ 1,381**	$ 1,075	28	**$ 2,832**	$ 2,242	26
Per boe	**$ 0.68**	$ 0.63	8	**$ 0.71**	$ 0.64	11

Transportation costs increased 8% on a boe basis from second quarter 2005 and 11% year to date due to higher transportation costs related to the Blizzard properties. Transportation costs are expected to average $0.75/boe for the remainder of 2006.

Operating Costs

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Operating costs (000s)	**$ 17,064**	$ 13,949	22	**$ 33,198**	$ 25,721	29
Per boe	**$ 8.38**	$ 8.11	3	**$ 8.30**	$ 7.30	14

Operating costs on a boe basis increased 3% from second quarter 2005 and 14% year over year due to industry cost pressures, higher fuel and power costs together with workover costs at Sousa in first quarter. The increases were partially offset by the incorporation of the Blizzard properties which have lower operating costs. Operating costs are expected to decline to $7.50/boe for the remainder of 2006 with the incorporation of lower operating cost properties from Find contributing to the stability of this rate later in the year.

Operating Netbacks

	Three months ended June 30,			Six months ended June 30,		
($/boe)	**2006**	2005	%	**2006**	2005	%
Oil and natural gas sales	**$ 45.67**	$ 47.83	(5)	**$ 49.64**	$ 46.08	8
Other income (loss)	**(0.01)**	0.58	(102)	**0.10**	0.31	(68)
Royalties	**(7.88)**	(9.93)	(21)	**(9.11)**	(10.11)	(10)
Transportation costs	**(0.68)**	(0.63)	8	**(0.71)**	(0.64)	11
Operating costs	**(8.38)**	(8.11)	3	**(8.30)**	(7.30)	14
Operating netbacks	**$ 28.72**	$ 29.74	(3)	**$ 31.62**	$ 28.34	12

Total operating netbacks decreased 3% quarter over quarter due mainly to lower natural gas prices. Year to date total operating netbacks increased 12% over 2005 primarily as a result of higher commodity prices. This increase was partially offset by higher transportation and operating costs.

General and Administrative Costs

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
General and administrative costs (000s)	**$ 2,156**	$ 1,750	23	**$ 4,869**	$ 3,927	24
Per boe	**$ 1.06**	$ 1.02	4	**$ 1.22**	$ 1.12	9
Per average Trust Unit	**$ 0.03**	$ 0.03	–	**$ 0.07**	$ 0.07	–

General and administrative costs increased 4% on a boe basis from second quarter 2005 and 9% year over year due to higher activity levels related to acquisitions and development activities, higher costs due to additional regulatory requirements and significant pressure on salaries and benefits in a very competitive environment for staff. General and administrative costs are expected to be approximately $1.45/boe for full year 2006, including incremental costs from the Find acquisition.

Interest on Long Term Debt

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Interest on long term debt (000s)	**$ 3,276**	$ 1,931	70	**$ 5,939**	$ 3,775	57
Per boe	**$ 1.61**	$ 1.12	44	**$ 1.48**	$ 1.07	38
Per average Trust Unit	**$ 0.05**	$ 0.04	25	**$ 0.09**	$ 0.07	29

Interest expense per average Trust Unit increased 25% from second quarter 2005 and 29% for the six month period. The increase was due to higher debt levels resulting from an active development program and higher interest rates. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for the remainder of 2006 is expected to be approximately $1.75/boe.

Depletion, Depreciation and Accretion

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Depletion, depreciation and accretion (000s)	**$ 42,473**	$ 29,367	45	**$ 83,292**	$ 60,004	39
Per boe	**$ 20.85**	$ 17.08	22	**$ 20.81**	$ 17.04	22

Depletion, depreciation and accretion per boe rose 22% for both the second quarter and six month period. The increase was primarily related to the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005 and the Blizzard acquisition in third quarter 2005.

Trust Unit Incentive Compensation

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Trust Unit incentive compensation (000s)	**$ 955**	$ 607	57	**$ 1,916**	$ 1,222	57
Per boe	**$ 0.47**	$ 0.35	34	**$ 0.48**	$ 0.35	37

During second quarter 2006, three new issues aggregating 45,000 Trust Unit rights were granted (2005 – three issues totalling 50,000 Trust Unit rights). Five new issues of rights aggregating 901,000 (2005 – 767,500) have been granted during the year. The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total second quarter 2006 expense of $955,000 (2005 – $607,000) represented the fair value of rights issued during 2003 through to mid-2006. During the first six months of 2006, the total expense was $1.9 million (2005 – $1.2 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

Internalization of Management Contract

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Internalization of management contract (000s)	**$ 124**	$ 368	(66)	**$ 248**	$ 736	(66)
Per boe	**$ 0.06**	$ 0.21	(71)	**$ 0.06**	$ 0.21	(71)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During second quarter 2006, $124,000 (2005 – $368,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the first six months of 2006, $248,000 was expensed (2005 – $736,000).

Taxes

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Capital and large corporation taxes (000s)	**$ (277)**	$ 97	(386)	**$ (21)**	$ 226	(109)
Future income tax recovery (000s)	**$ (14,099)**	$ (1,766)	698	**$ (17,752)**	$ (3,252)	446
Per boe	**$ (7.06)**	$ (0.97)	628	**$ (4.45)**	$ (0.86)	417

The Fund is obligated to pay provincial capital taxes in its operating entities. Under the Fund's structure, payments are made from Shiningbank Energy Ltd. to the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities. First quarter 2006 provisions for federal large corporations tax were reversed in second quarter reflecting recently introduced changes to the Tax Act. Future income taxes were also lower mainly due to lower tax rates enacted in the second quarter of 2006.

Earnings

The following table sets out changes in earnings before and after income taxes.

	Three months ended June 30,			Six months ended June 30,		
	2006	2005	%	**2006**	2005	%
Earnings before income taxes (000s)	**$ 9,797**	$ 17,015	(42)	**$ 30,346**	$ 29,904	1
Per Trust Unit – basic	**$ 0.14**	$ 0.31	(55)	**$ 0.44**	$ 0.55	(20)
– diluted	**$ 0.14**	$ 0.31	(55)	**$ 0.44**	$ 0.54	(19)
Net earnings (000s)	**$ 23,896**	$ 18,781	27	**$ 48,098**	$ 33,156	45
Per Trust Unit – basic	**$ 0.35**	$ 0.34	3	**$ 0.70**	$ 0.61	15
– diluted	**$ 0.35**	$ 0.34	3	**$ 0.70**	$ 0.60	17

Distributions to Unitholders

(000s except per Trust Unit amounts)	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Funds flow from operations	**$ 53,349**	$ 46,353	15	**$ 115,802**	$ 90,862	27
Capital expenditures	**(23,153)**	(11,270)	105	**(76,827)**	(25,732)	199
Asset retirement expenditures	**(1,105)**	(437)	153	**(1,383)**	(910)	52
Working capital adjustments	**20,865**	2,982	600	**67,059**	10,905	515
Distributions to unitholders	**$ 49,956**	$ 37,628	33	**$ 104,651**	$ 75,125	39
Distributions per Trust Unit	**$ 0.73**	$ 0.69	6	**$ 1.53**	$ 1.38	11
Trust Units outstanding, end of period	**68,427**	54,524	25	**68,427**	54,524	25
Payout ratio	**94%**	81%		**90%**	83%	

Total distributions to unitholders increased 33% for the second quarter and 39% year to date over 2005. The increases were attributable to improved funds flow due mainly to higher production volumes. The increase in the number of Trust Units outstanding and larger deductions for planned capital expenditures partially offset the higher funds flow. The Fund paid out 94% of its funds flow for second quarter 2006 and 90% year to date (2005 – 81% second quarter, 83% first half). Accumulated Trust Unit distributions since inception total $794.9 million.

On a per Trust Unit basis, distributions increased 6% for second quarter 2006 and 11% year to date. Distributions in fourth quarter 2005 were increased to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and strength in natural gas prices. Due to the weakening in natural gas prices in 2006, distributions were decreased to $0.25 per Trust Unit for the distribution paid on April 15, 2006 with a further decrease to $0.23 per Trust Unit for the distribution payable on August 15, 2006. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

(000s)	Three months ended June 30, 2006	2005	%	Six months ended June 30, 2006	2005	%
Cash flow from operating activities	**$ 50,263**	$ 50,516	(1)	**$ 114,499**	$ 103,524	11
Change in non-cash working capital	**1,981**	(4,600)	(143)	**(80)**	(13,572)	(99)
Asset retirement expenditures	**1,105**	437	153	**1,383**	910	52
Funds flow from operations	**$ 53,349**	$ 46,353	15	**$ 115,802**	$ 90,862	27

Quarterly Financial Information

(000s except per Trust Unit amounts)	**June 30, 2006**	March 31, 2006	December 31, 2005	September 30, 2005
Oil and natural gas sales	**$ 93,011**	$ 106,043	$ 144,539	$ 111,763
Earnings before income taxes	**9,797**	20,549	49,336	28,259
Per Trust Unit – basic	**0.14**	0.30	0.72	0.46
– diluted	**0.14**	0.30	0.71	0.46
Net earnings	**23,896**	24,202	50,085	30,995
Per Trust Unit – basic	**0.35**	0.35	0.73	0.51
– diluted	**0.35**	0.35	0.72	0.50
Funds flow from operations	**53,349**	62,453	94,181	67,721
Per weighted average Trust Unit	**0.78**	0.91	1.38	1.11
Distributions to unitholders	**49,956**	54,695	61,391	45,750
Per Trust Unit	**0.73**	0.80	0.90	0.69
Payout ratio	**94%**	88%	65%	68%

	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Oil and natural gas sales	$ 83,222	$ 80,139	$ 82,453	$ 74,713
Earnings before income taxes	17,015	12,889	13,974	12,297
Per Trust Unit – basic	0.31	0.24	0.26	0.24
– diluted	0.31	0.23	0.25	0.23
Net earnings	18,781	14,375	88,038	15,900
Per Trust Unit – basic	0.34	0.26	1.62	0.30
– diluted	0.34	0.26	1.60	0.29
Funds flow from operations	46,353	44,509	47,220	42,924
Per weighted average Trust Unit	0.85	0.81	0.87	0.80
Distributions to unitholders	37,628	37,497	37,390	37,226
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	81%	84%	79%	87%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program, and changes in realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Outlook in second quarter 2005 and again with the acquisition of Blizzard in third quarter 2005. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in the first half of 2006 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third and fourth quarter 2005 followed by a return to more normal levels in first and second quarter 2006. Oil prices increased substantially in late 2004 and continued to rise in 2005 and 2006. Distributions per Trust Unit increased 6% in second quarter 2006 from the same period in 2005 based on overall production growth and the strength in pricing for oil and NGL. The increase in funds flow was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

Costs of Acquisition and Development Activities

A total of $23.2 million was spent on drilling and new facilities during second quarter 2006 and $76.8 million in first half 2006, compared with $11.3 million and $25.7 million, respectively, for the same periods in 2005. Funds flow contributed $3.4 million of the second quarter expenditures and $11.2 million of the year to date expenditures, with the balance funded by proceeds from the Fund's Distribution Reinvestment Plan, bank debt and working capital drawdown.

A total of 126 wells (88.3 net) were drilled in the first half of 2006, of which 109 (82.7 net) were successful gas wells, 14 (3.5 net) were successful oil wells, one (0.1 net) was a service well and two (2.0 net) were dry and abandoned.

In the remainder of 2006, the Fund plans to spend an additional $35 to $40 million, exclusive of potential spending relating to the Find acquisition, on drilling, tie-ins, new facilities and maintenance capital. This will be funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan and debt financing.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Long Term Debt

The Fund has a $365 million revolving credit facility, which was increased from $330 million in April 2006, with a syndicate of Canadian chartered banks of which $279.3 million was drawn at June 30, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 26, 2007. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At June 30, 2006, the debt to annualized funds flow ratio was 1.3:1.

Unitholders' Equity

A total of 48,482 Trust Units were issued during the second quarter (240,712 year to date) under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of August 3, 2006, the Fund had 68,442,682 Trust Units, 184,326 non-escrowed Exchangeable Shares and 151,549 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next two years under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of June 30, 2006, the exchange rate was 1.51419 Trust Units for each Exchangeable Share.

Contractual Obligations

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	**$ 279,343**	$ –	$ 279,343	$ –	$ –
Operating leases	**10,294**	2,060	5,220	3,014	–
Pipeline transportation	**2,859**	1,139	1,720	–	–
Total obligations	**$ 292,496**	$ 3,199	$ 286,283	$ 3,014	$ –

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan, debt financing and periodic equity financing.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environment, Health, Safety and Reserve Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligation

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

Related Party Transactions

During the six months ended June 30, 2006, Shiningbank incurred $170,000 for legal services (2005 – $192,000) provided by a firm in which a current director is a partner, $64,000 of which was outstanding at June 30, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Consolidated Balance Sheets

(unaudited) ($ thousands)	June 30, 2006	December 31, 2005
Assets		
Current assets		
Accounts receivable	**$ 59,833**	$ 76,945
Prepaid expenses	**6,540**	6,747
	66,373	83,692
Fixed assets		
Petroleum and natural gas properties and equipment	**1,618,858**	1,539,488
Accumulated depletion and depreciation	**(587,406)**	(505,150)
	1,031,452	1,034,338
Goodwill	**51,124**	51,124
Other assets	**491**	426
	$ 1,149,440	$ 1,169,580
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 56,536**	$ 78,332
Trust Unit distributions payable	**32,849**	40,950
	89,385	119,282
Long term debt (note 2)	**279,343**	199,129
Future income taxes	**66,077**	83,829
Asset retirement obligation	**27,002**	30,348
Unitholders' equity		
Trust Units (note 3)	**1,002,301**	996,855
Exchangeable Shares (note 3)	**4,496**	4,248
Contributed surplus (note 3)	**4,864**	3,364
Deficit	**(324,028)**	(267,475)
	687,633	736,992
Commitments and contingencies (note 6)		
Subsequent event (note 8)		
	$ 1,149,440	$ 1,169,580

See selected accompanying notes to the interim financial statements

Consolidated Statements of Earnings and Deficit

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Revenues				
Oil and natural gas sales	**$ 93,011**	$ 83,222	**$ 199,054**	$ 163,361
Royalties	**16,062**	17,063	**36,435**	35,604
	76,949	66,159	**162,619**	127,757
Expenses				
Transportation	**1,381**	1,075	**2,832**	2,242
Operating	**17,064**	13,949	**33,198**	25,721
General and administrative	**2,156**	1,750	**4,869**	3,927
Interest on long term debt	**3,276**	1,931	**5,939**	3,775
Depletion, depreciation and accretion	**42,473**	29,367	**83,292**	60,004
Trust Unit incentive compensation (note 3)	**955**	607	**1,916**	1,222
Internalization of management contract	**124**	368	**248**	736
	67,429	49,047	**132,294**	97,627
Earnings before taxes	**9,520**	17,112	**30,325**	30,130
Capital and large corporation taxes	**(277)**	97	**(21)**	226
Future income tax recovery	**(14,099)**	(1,766)	**(17,752)**	(3,252)
Net earnings	**$ 23,896**	$ 18,781	**$ 48,098**	$ 33,156
Deficit, beginning of period	**(297,968)**	(222,567)	**(267,475)**	(199,445)
Distributions to unitholders	**(49,956)**	(37,628)	**(104,651)**	(75,125)
Deficit, end of period	**$ (324,028)**	$ (241,414)	**$ (324,028)**	$ (241,414)
Net earnings per Trust Unit (note 3)				
Basic	**$ 0.35**	$ 0.34	**$ 0.70**	$ 0.61
Diluted	**$ 0.35**	$ 0.34	**$ 0.70**	$ 0.60

See selected accompanying notes to the interim financial statements

Consolidated Statements of Cash Flows

(unaudited) ($ thousands)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Operating activities				
Net earnings	**$ 23,896**	$ 18,781	**$ 48,098**	$ 33,156
Items not requiring cash				
Depletion, depreciation and accretion	**42,473**	29,367	**83,292**	60,004
Internalization of management contract	**124**	368	**248**	736
Trust Unit incentive compensation	**955**	607	**1,916**	1,222
Gain on sale of other assets	**–**	(1,004)	**–**	(1,004)
Future income tax recovery	**(14,099)**	(1,766)	**(17,752)**	(3,252)
Funds flow from operations	**53,349**	46,353	**115,802**	90,862
Asset retirement expenditures	**(1,105)**	(437)	**(1,383)**	(910)
Change in non-cash working capital (note 4)	**(1,981)**	4,600	**80**	13,572
	50,263	50,516	**114,499**	103,524
Financing activities				
Increase in long term debt	**46,984**	28,686	**80,214**	25,285
Distributions to unitholders	**(49,956)**	(37,628)	**(104,651)**	(75,125)
Issue of Trust Units	**999**	3,263	**5,030**	6,356
	(1,973)	(5,679)	**(19,407)**	(43,484)
Change in non-cash working capital (note 4)	**(1,342)**	86	**(8,101)**	169
	(3,315)	(5,593)	**(27,508)**	(43,315)
Investing activities				
Property acquisitions	**(4,829)**	(14)	**(5,607)**	(1,333)
Corporate acquisitions	**–**	(31,360)	**–**	(31,360)
Capital expenditures	**(23,153)**	(11,270)	**(76,827)**	(25,732)
Proceeds on sale of properties	**–**	(66)	**–**	(56)
Proceeds on sale of other assets	**–**	1,004	**–**	1,336
	(27,982)	(41,706)	**(82,434)**	(57,145)
Change in non-cash working capital (note 4)	**(18,966)**	(3,217)	**(4,557)**	(3,064)
	(46,948)	(44,923)	**(86,991)**	(60,209)
Change in cash	**$ –**	$ –	**$ –**	$ –
Cash, beginning of period	**–**	–	**–**	–
Cash, end of period	**$ –**	$ –	**$ –**	$ –

See selected accompanying notes to the interim financial statements

Notes to the Consolidated Financial Statements

For the periods ended June 30, 2006 and 2005
(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management using Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2005 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Fund's 2005 financial report.

2. Long Term Debt

Shiningbank Energy Ltd. (the "Corporation") maintains a $365 million revolving credit facility (increased from $330 million in April 2006) with a syndicate of Canadian chartered banks of which $279.3 million was drawn at June 30, 2006. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 26, 2007.

3. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount
Balance, December 31, 2005	**68,186,198**	**$ 996,855**
Issued for cash under Distribution Reinvestment Plan	**134,314**	**3,369**
Issued on exercise of rights	**106,398**	**1,694**
Less: Commissions and issue costs		**(33)**
Transfer from contributed surplus on exercise of rights		**416**
Balance, June 30, 2006	**68,426,910**	**$ 1,002,301**

(c) Exchangeable Shares[1]

	Number	Amount
Balance, December 31, 2005	**184,326**	**$ 4,248**
Amortization of deferred portion		**248**
Balance, June 30, 2006	**184,326**	**$ 4,496**
Exchange ratio, June 30, 2006	**1.51419**	
Trust Units issuable upon conversion of non-escrowed shares	**279,105**	
Trust Units issuable upon conversion of 151,549 escrowed shares	**229,474**	
Total Trust Units issuable upon conversion of all shares	**508,579**	

[1] Exchangeable Shares are non-transferable.

3. Trust Units *(continued)*

(d) Trust Unit Rights Incentive Plan

At June 30, 2006, there were 2,616,269 (2005 – 1,937,734) rights outstanding, of which 973,602 (2005 – 620,234) were exercisable at a weighted average exercise price of $13.75 (2005 – $13.29).

	Number	Weighted Average Exercise Price
Rights		
Balance, December 31, 2005	**1,855,000**	**$ 16.74**
Granted	**901,000**	**$ 28.78**
Exercised	**(106,398)**	**$ 15.92**
Forfeited	**(33,333)**	**$ 24.79**
Balance before reduction of exercise price	**2,616,269**	**$ 20.82**
Reduction of exercise price		**(0.84)**
Balance, June 30, 2006	**2,616,269**	**$ 19.98**

The following table summarizes information about Trust Unit rights outstanding and exercisable at June 30, 2006:

	Rights Outstanding			Rights Exercisable	
	Number Outstanding At June 30, 2006	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable At June 30, 2006	Weighted Average Exercise Price
$8.00 to $15.99	**899,501**	**6.6**	**$ 12.61**	**740,501**	**$ 12.08**
$16.00 to $20.99	**790,768**	**8.5**	**$ 19.13**	**233,101**	**$ 19.06**
$21.00 to $28.99	**926,000**	**9.5**	**$ 27.87**	**–**	**$ –**
$8.00 to $28.99	**2,616,269**	**8.2**	**$ 19.98**	**973,602**	**$ 13.75**

Shiningbank recorded Trust Unit incentive compensation expense of $1,916,000 for the six months ended June 30, 2006 (2005 – $1,222,000) and $955,000 for the quarter (2005 – $607,000) for rights issued between 2003 and 2006. This expense is related to costs reported in general and administrative expenses on the statement of earnings and deficit.

The following table reconciles the movement in the contributed surplus balance:

	Amount
Contributed Surplus	
Balance, December 31, 2005	**$ 3,364**
Trust Unit incentive compensation	**1,916**
Net benefit on rights exercised[1]	**(416)**
Balance, June 30, 2006	**$ 4,864**

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $5.6 million fair value of the 901,000 rights issued during the first half of 2006 – $6.21 per right (2005 – $4.65 per right) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 4.1% to 4.6% (2005 – 3.8% to 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e) Per Trust Unit amounts

For the six months ended June 30, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 68,639,660 (2005 – 54,714,567) and for the three months ended June 30, 2006 was 68,682,173 (2005 – 54,813,864). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares added 510,930 Trust Units (2005 – 677,306) for the six months, and 427,322 (2005 – 596,453) for the quarter to the weighted average number of Trust Units outstanding.

4. Other Cash Flow Disclosures

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Change in non-cash operating working capital				
Accounts receivable	**$ 3,167**	$ (1,193)	**$ 17,112**	$ 6,242
Prepaid expenses	**153**	17	**207**	15
Accounts payable and accrued liabilities	**(5,301)**	5,776	**(17,239)**	7,315
	$ (1,981)	$ 4,600	**$ 80**	$ 13,572
Change in non-cash financing working capital				
Distributions payable to unitholders	**$ (1,342)**	$ 86	**$ (8,101)**	$ 169
Change in non-cash investing working capital				
Accounts payable for capital accruals	**$ (18,966)**	$ (3,217)	**$ (4,557)**	$ (3,064)
Cash payments				
Cash payments made for taxes	**$ 198**	$ 88	**$ 596**	$ 92
Cash payments made for interest	**$ 2,135**	$ 1,751	**$ 4,742**	$ 3,701

5. Financial Instruments

At June 30, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at June 30, 2006, had the contracts been settled at that time, would have been a gain of $2.6 million.

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50/GJ floor $9.75/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
July 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$6.47/GJ
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Subsequent to June 30, 2006, Shiningbank entered into an additional hedge contract.

Period	Commodity	Volume	Price
September 1, 2006 – December 31, 2006	Gas	10,000 GJ/d	$6.65/GJ

6. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at June 30, 2006:

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	**$ 10,294**	$ 2,060	$ 5,220	$ 3,014	$ –
Pipeline transportation	**2,859**	1,139	1,720	–	–
Total obligations	**$ 13,153**	$ 3,199	$ 6,940	$ 3,014	$ –

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

7. Related Party Transactions

During the six months ended June 30, 2006, Shiningbank incurred $170,000 for legal services (2005 – $192,000) provided by a firm in which a current director is a partner, $64,000 of which was outstanding at June 30, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

8. Subsequent Event

On July 13, 2006, Shiningbank announced that it had entered into an agreement whereby the Corporation will offer to acquire, by way of a take-over bid, all of the issued and outstanding common shares of Find Energy Ltd. (the "Offer") in exchange for Trust Units of Shiningbank. Total consideration payable is approximately $411 million, including approximately $62 million of assumed net debt. The Offer is expected to close in September 2006.

Corporate Information

Board of Directors

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and
Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

Richard W. Clark
Director

Robert B. Hodgins
Director

Officers

David M. Fitzpatrick
President and
Chief Executive Officer

Gregory D. Moore
Vice President, Operations
and Chief Operating Officer

Bruce K. Gibson
Vice President, Finance
and Chief Financial Officer

Terry P. Prokopy
Vice President, Land

R. Bruce Thornhill
Vice President, Geology

Alan G. Glessing
Controller

Murray J. Desrosiers
Corporate Secretary
and General Counsel

Head Office

Suite 1400, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

Trustee

Computershare Trust
Company of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Engineering Consultants

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Legal Counsel

Gowling Lafleur Henderson LLP
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Symbol: SHN.UN

Abbreviations

bbl	barrels of oil or natural gas liquids
bcf	billion cubic feet of natural gas
boe	barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)
/d	per day
GJ	gigajoule
mbbl	thousand barrels
mmbbl	million barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet of natural gas
mmcf	million cubic feet of natural gas
mmbtu	million British thermal units
NGL	natural gas liquids
tcf	trillion cubic feet of natural gas

A Note About BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certification of Interim Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 3, 2006

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

Certification of Interim Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 3, 2006

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer